Exhibit 4.15

5 February 2026
EPOS CAPITAL LTD (as Seller) and NICHOLAS KISBERG (as Seller Guarantor) and LION BIDCO LIMITED (as Buyer) and GENIUS SPORTS LIMTED (as Buyer Guarantor) and ZEAL LTD (as the Company)
SHARE PURCHASE AGREEMENT related to Zeal Ltd
99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44.20.7710.1000 www.lw.com

TABLE OF CONTENTS

Clause Page

1.	DEFINITIONS AND INTERPRETATION	1
2.	SALE OF SHARES	18
3.	CONSIDERATION	18
4.	treatment of LTIP Awards and company ltip account	21
5.	CONDITIONS	23
6.	PRE-COMPLETION OBLIGATIONS	26
7.	COMPLETION	29
8.	COMPLETION ACCOUNTS	30
9.	POST-COMPLETION OBLIGATIONS	31
10.	release of claims	33
11.	WARRANTIES AND UNDERTAKINGS OF THE SELLER	33
12.	WARRANTIES AND UNDERTAKINGS OF THE BUYER	37
13.	WARRANTIES AND UNDERTAKINGS OF THE BUYER GUARANTOR	40
14.	WARRANTIES AND UNDERTAKINGS OF THE Seller GUARANTOR	42
15.	Specific Indemnities	44
16.	W&I INSURANCE	47
17.	TAX COVENANT	47
18.	Seller and seller guarantor RESTRICTIVE COVENANTS	47
19.	CONFIDENTIALITY AND ANNOUNCEMENTS	47
20.	TERMINATION	49
21.	FURTHER ASSURANCE	50
22.	ENTIRE AGREEMENT AND REMEDIES	50
23.	POST-COMPLETION EFFECT OF AGREEMENT	51
24.	WAIVER AND VARIATION	51
25.	INVALIDITY	51
26.	ASSIGNMENT	51
27.	PAYMENTS, SET OFF AND DEFAULT INTEREST	52
28.	DEBT FINANCING SOURCES	53
29.	NOTICES	54
30.	COSTS	55
31.	RIGHTS OF THIRD PARTIES	55
32.	COUNTERPARTS	56
33.	GOVERNING LAW AND JURISDICTION	56
34.	PROCESS AGENT	56
Schedule 1		58
PARTICULARS OF THE COMPANY

Schedule 2	59
PRE-COMPLETION OBLIGATIONS
Schedule 3	64
COMPLETION OBLIGATIONS
Schedule 4	66
WARRANTIES OF THE SELLER
Schedule 5	93
LIMITATIONS ON LIABILITY
Schedule 6	99
TAX COVENANT
Schedule 7	104
COMPLETION ACCOUNTS
Schedule 8	110
FORM OF COMPLETION ACCOUNTS
Schedule 9	111
PROPERTIES
Schedule 10	112
EARN-OUT
Schedule 11	113
Seller and seller guarantor restrictive covenants
Schedule 12	114
SELLER GUARANTOR INDEMNITY

AGREED FORM DOCUMENTS

Completion Disclosure Letter (other than in respect of any of the specific disclosures)

Group Information Schedule

Lock-up and Orderly Sell-Down Agreement

Buyer Awareness List

Seller Awareness List

Shareholder Loan Discharge Letters

THIS AGREEMENT is made on 5 February 2026

BETWEEN

(1) EPOS CAPITAL LTD, a company incorporated in Jersey with registered number 162853 and having its registered office at 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG (the “Seller”);

(2) NICHOLAS KISBERG, with mailing address at c/o Epos Capital Ltd, 3rd Floor, 44 Esplanade, St Helier, Jersey, JE4 9WG (the “Seller Guarantor”);

(3) LION BIDCO LIMITED, a company incorporated in Guernsey with registered number 76760 and having its registered office at PO Box 98, Carey House, Les Banques, St Peter Port, GY1 4BZ, Guernsey (the “Buyer”);

(4) ZEAL LTD, a company incorporated in Jersey with registered number 127240 and having its registered office at Beauport House, L’Avenue De La Commune, St Peter, JE3 7BY, Jersey (the “Company”); and

(5) GENIUS SPORTS LIMITED, a company incorporated in Guernsey with registered number 68277 and having its registered office at Redwood House, St. Julian’s Avenue, St. Peter Port, GY1 1WA, Guernsey (the “Buyer Guarantor”).

WHEREAS

(A) The Seller wishes to sell and the Buyer wishes to acquire the entire issued share capital of the Company subject to the terms of this Agreement.

(B) The Seller Guarantor has become a party to this Agreement for the purpose of entering into the guarantee and indemnity set out in Clause 14.

(C) The Buyer Guarantor has become a party to this Agreement for the purpose of entering into the guarantee and indemnity set out in Clause 13.

IT IS AGREED THAT

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, unless the context otherwise requires:

“Accounts” means the audited consolidated financial statements of the Group comprising the statement of financial position, statement of comprehensive income, and statement of cash flows as at and for the 12 month accounting reference period ended on, the Accounts Date, together with the explanatory notes to the consolidated financial statements, in Agreed Form;

“Accounts Date” means 30 November 2024;

“Affiliate” means:

(a) in relation to any person:

(i) in the case of a person who is an individual, any spouse, civil partner, co-habitee, lineal descendants by blood or adoption (and including step-descendants) or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is a settlor, in each case from time to time;

(ii) in the case of a person which is a body corporate, any subsidiary undertaking or parent undertaking of that person and any subsidiary undertaking of any such holding company or parent undertaking;

(iii) in the case of the Seller, includes (in addition to the persons caught by any other paragraph of this definition) each member of the Seller Controlled Group; and

(iv) any Affiliate of any person in paragraphs (i) to (iii) above,

and in all cases excluding each Group Company;

“Agreed Form” means, in relation to a document, the form of that document initialled by or on behalf of each of the parties for identification or otherwise agreed in writing (including via email between the Buyer’s Solicitors and the Seller’s Solicitors) by or on behalf of the parties as being in Agreed Form;

“Alternative Debt Financing” has the meaning given in Clause 12.2(a);

“Alternative Recovery Claim” has the meaning given in paragraph 9 of Schedule 5;

“Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local;

“Base Consideration” means USD 900,000,000;

“Business Day” means any day other than a Saturday, Sunday or public holiday in the City of London (England), Jersey, Guernsey or New York (United States of America);

“Business Warranties” means the Warranties other than the Fundamental Warranties and the Tax Warranties;

“Business Warranty Claim” means a Claim by the Buyer in respect of a Business Warranty;

“Buyer Awareness List” means the list of names in Agreed Form as at the date of this Agreement;

“Buyer Group” means the Buyer and any subsidiary undertaking or parent undertaking of the Buyer (including, for the avoidance of doubt, the Buyer Guarantor), and any subsidiary undertaking of any such parent undertaking, in each case from time to time including, for the avoidance of doubt, the Group Companies from Completion;

“Buyer Group Company” means any member of the Buyer Group;

“Buyer Guarantor Change of Control” means, in respect of the Buyer Guarantor, any event in which any other person, or persons acting together, obtain Control of the Buyer Guarantor, including acquiring Control via any merger, amalgamation, consolidation or other business combination involving the Buyer Guarantor and the relevant acquiring person(s);

“Buyer Guarantor Financing” means certain a credit agreement originally dated as of April 29, 2024, by and among Genius Sports SS, LLC, Genius Sports Media Inc., Genius Sports Technologies Limited, Genius Sports UK Limited, the Buyer Guarantor, the other loan parties party thereto, Citibank, N.A., as administrative agent, Deutsche Bank AG New York Branch, Goldman Sachs Bank USA, and the other lenders and issuing banks party thereto (as amended, restated, amended and restated, supplemented, renewed or otherwise modified from time to time), which is expected to be discharged at or prior to Completion;

“Buyer’s Solicitors” means Macfarlanes LLP of 20 Cursitor Street, London, EC4A 1LT, United Kingdom;

“Cash” means in relation to the Group, the aggregate amount of the following consolidated assets as at the Effective Time and determined in accordance with Schedule 7:

(a) cash, cash equivalents (including all treasury bills and similar short term debt instruments), all cryptocurrency, fiat currency, or other digital currencies, bank deposits, and accrued interest income (whether in hand or at the bank or in transit) including without limitation all uncleared lodgements and any unpresented cheques received on or prior to the Effective Time and deducting any unpresented cheques and direct debits or standing orders paid or written on or prior to the Effective Time; and

(b) all accrued and capitalized interest related to the items listed above,

and an illustrative calculation of Cash is set out in Schedule 8, with the items marked as “Cash” in the Form of Completion Accounts representing the relevant components of Cash and, for the avoidance of doubt, any asset or liability included in Cash shall not be included in Third Party Debt or Working Capital and vice versa. Cash shall be reduced by the amount of cash and cash equivalents that are not freely available or distributable (including by way of loan within the Group) within 180 days, where such cash is subject to restrictions, limitations, or taxes on use or distribution. Notwithstanding the foregoing, if such cash or cash equivalents can be: (i) released or distributed by the Group outside the jurisdiction in which they are situated; or (ii) loaned within the Group, in each case within 180 days, but there would be a deduction or withholding (other than ordinary course bank transfer costs) in respect thereof, the deduction from Cash shall be limited to the amount of such deduction, withholding or additional cost required to release, distribute or loan such cash or cash equivalents;

“Claim” means any claim by the Buyer against the Seller in respect of any of the Warranties, any Tax Covenant Claim or any Indemnity Claim;

“Clearance” means any approval, consent, clearance, permission, confirmation, comfort letter and waiver that needs to be obtained and any waiting period that needs to have expired, from or under applicable law, regulations or practices applied by any Relevant Authority (or under any agreement or arrangement to which any Relevant Authority is a party) in each case that are necessary and/or expedient to satisfy one or more of the Conditions, and any reference to a Clearance having been “satisfied” shall be construed as meaning that the foregoing have been obtained, or, where appropriate, made or expired;

“CMA” means the UK Competition and Markets Authority;

“Code” means the US Internal Revenue Code of 1986, as amended from time to time;

“Company LTIP Account” means the interest-bearing bank account of the Company with such details as notified by the Seller to the Buyer not less than five Business Days prior to Completion;

“Completion” means completion of the sale and purchase of the Shares in accordance with Clause 7;

“Completion Accounts” has the meaning given in Schedule 7;

“Completion Date” means the date on which Completion takes place;

“Completion Disclosure Letter” means the disclosure letter dated the date on or about the Completion Date, written and delivered by or on behalf of the Seller to the Buyer immediately before Completion (and countersigned by the Buyer to acknowledge receipt) and which is in substantially the same form as the Agreed Form (other than in respect of any of the specific disclosures);

“Completion Schedule” has the meaning given in Clause 6.2;

“Completion Stock” means such number of Genius Common Stock as is equal to the quotient of 100,000,000 divided by the Signing VWAP, rounded to the nearest whole number;

“Conditions” means the conditions set out in Clause 5.1;

“Confidential Information” has the meaning given in Clause 19.2;

“Connected Person” means a person connected with another person within the meaning of sections 1122 and 1123 of the Corporation Tax Act 2010;

“Consideration” has the meaning given in Clause 3.1;

“Consideration Stock” means the Completion Stock, the Tranche 1 Earn-Out Stock and the Tranche 2 Earn-Out Stock;

“Consultancy Agreement” means the consultancy agreement between Sirius Limited (a company incorporated in Jersey with registered number 159393 and having its registered office at Whiteley

Chambers, Don Street, St Helier, Jersey, JE2 4TR) and LC Interactive Ltd (a company incorporated in Jersey with registered number 127241 and having its registered office at Beauport House, L’Avenue De La Commune, St Peter, JE3 7BY, Jersey), dated on the date of this Agreement;

“Contractor Indemnity” has the meaning given in Clause 15.2;

“Contractor Indemnity Claim” means any claim under the Contractor Indemnity;

“Contractor Tax Indemnity Claim” means any claim under the Contractor Indemnity solely to the extent such claim is made in respect of Tax;

“Control” means, in relation to a body corporate, the ability of a person to ensure that the activities and business of that body corporate are conducted in accordance with the wishes of that person and a person shall be deemed to have Control of a body corporate if they or their Connected Persons:

(a) possess or are entitled to acquire the majority of the issued share capital or voting rights in that body corporate or the right to receive the majority of the income of that body corporate on any distribution by it of all of its income or the majority of its assets on a winding up;

(b) possess such rights or powers as would, were such rights or powers held by an undertaking, mean that the body corporate would be a subsidiary undertaking of such undertaking; or

(c) Control another body corporate that, in turn, Controls that body corporate,

and “Controls” and “Controlling” shall be construed accordingly;

“D&O Insurance” has the meaning given in Clause 9.2;

“Data Room” means the electronic data room hosted by Ideals with the name “Project Lion” as at 10.53 pm on 28 January 2026, to the extent that the documents contained therein are both included in the Data Room USB Stick and listed in the index of the Data Room which is included in the Disclosure Letter;

“Data Room USB Stick” means the USB memory stick containing the contents of the Data Room;

“Debt Financing” has the meaning given in Clause 12.1(h);

“Debt Financing Agreements” means: (a) the debt commitment letter dated on the date of this Agreement and entered into between Goldman Sachs Bank USA, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Lion Financing LP (the “Debt Commitment Letter”) and the form of the interim facilities agreement scheduled thereto (the “Interim Facilities Agreement”); (b) the fee letter in relation to the Debt Commitment Letter and the Interim Facilities Agreement dated on the date of this Agreement and entered into between Goldman Sachs Bank USA, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Lion Financing LP (the “Fee Letter”); and (c) the conditions precedent satisfaction letter in relation to the conditions to funding under the Interim Facilities Agreement dated on the date of this Agreement and from Goldman Sachs Bank USA, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. addressed to Lion Financing LP (the “CP Satisfaction Letter”);

“Debt Financing Sources” means the persons that have committed to provide or arrange the Debt Financing, including parties to the Debt Financing Agreements, any commitment letters (including the Debt Commitment Letter), engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, attorneys, agents and representatives and their respective permitted successors and permitted assigns;

“Debt Financing Sufficient Funds Amount” has the meaning given in Clause 12.1(i);

“Deposit Amount” has the meaning given in Clause 3.2;

“Disclosed” means fairly disclosed (with sufficient detail to enable a reasonable buyer to identify the nature and scope of the matter disclosed and to form a view whether to exercise any rights in respect of such matter);

“Disclosure Letter” means the disclosure letter dated the date hereof, written and delivered by or on behalf of the Seller to the Buyer immediately before the signing of this Agreement and countersigned by the Buyer to acknowledge receipt;

“Domain Name Carve-Out” means the list of domain names contained in Folder 16.25.9 of the Data Room;

“Draft Completion Accounts” has the meaning given in paragraph 1 of Schedule 7;

“Earn-Out Consideration” has the meaning given in Schedule 10;

“Earn-Out LTIP Awards Amount” means the value of the Earn-Out Consideration allocated to the LTIP Awards and calculated in accordance with the LTIP (and in the case of Specified LTIP Award Holders, subject to continued employment on the date falling six months after Completion in accordance with the terms of the LTIP and applicable award agreement), and which in the case of the Non-Specified LTIP Award Holders shall be calculated based on achievement of the Earn-Out in full;

“Earn-Out LTIP Employer Payroll Tax Amount” means the LTIP Employer Payroll Tax Amount payable in respect of the Earn-Out LTIP Awards Amount;

“Earn-Out Period” means the 24-month period from the Completion Date until the day immediately prior to the second anniversary of the Completion Date (inclusive);

“Earn-Out Stock” means the Tranche 1 Earn-Out Stock and Tranche 2 Earn-Out Stock;

“Effective Time” means 11:59 p.m. (London time) on the last calendar day of the month in which Completion occurs;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption), any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by Law), title retention, voting agreement or any other security agreement or arrangement or obligation to create any of the foregoing;

“Estimated Cash” means the Seller’s good faith estimate of the Cash, to be notified by the Seller to the Buyer pursuant to Clause 6.2(b);

“Estimated Earn-Out LTIP Awards Amount” means the Seller’s good faith estimate of the Earn-Out LTIP Awards Amount for the Specified LTIP Award Holders, to be notified by the Seller to the Buyer pursuant to Clause 6.2(b);

“Estimated Third Party Debt” means the Seller’s good faith estimate of the Third Party Debt, to be notified by the Seller to the Buyer pursuant to Clause 6.2(c);

“Estimated Working Capital” means the Seller’s good faith estimate of the Working Capital, to be notified by the Seller to the Buyer pursuant to Clause 6.2(d);

“Excess Cash” means Cash in excess of USD 15,000,000;

“Exchange Act” has the meaning given in Clause 13.2(d);

“Exchange Rate” means with respect to a particular currency for a particular day, the closing mid-point spot rate of exchange for that currency into USD or GBP (as applicable) on such date as published in the London edition of the Financial Times next published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by Bloomberg as at 4:00pm on such date;

“Fundamental Warranties” means the Warranties in paragraphs 2.1 to 2.6 (inclusive), 3.1, 3.2(a), 3.3, 3.4, 3.5, 3.6, 3.13, 5.1, 5.2, 5.3, 5.6 and 5.7 (to the extent it applies to 5.1, 5.2, 5.3 and 5.6) of Schedule 4;

“Fundamental Warranty Claim” means a claim by the Buyer in respect of a Fundamental Warranty;

“Gaming Approval” any license, permit, approval, authorization, registration, finding of suitability, franchise, entitlement, waiver and exemption issued by any Gaming Authority or under Gaming Laws necessary for or relating to conduct of the Business carried out by any Group Company;

“Gaming Authority” any Governmental Authority with regulatory control and authority or jurisdiction over (or is otherwise responsible for or involved in the regulation of) the conduct of betting, gaming, pari-mutuel wagering and related marketing and advertising activities;

“Gaming Laws” any foreign, federal, tribal, state, provincial, county or local statute, law, ordinance, rule, regulation, permit, consent, approval, finding of suitability, license, judgment, order, decree, injunction or other authorization governing or relating to the conduct of betting, gaming, pari-mutuel wagering and related activities (including marketing and advertising supplies or services such as those activities undertaken by any Group Company), irrespective of whether such items seek to prohibit, restrict, permit or licence the same;

“Gaming Indemnity” has the meaning given in Clause 15.4;

“Gaming Indemnity Claim” means a claim under the Gaming Indemnity;

“Genius Common Stock” means ordinary shares of $0.01 par value in the Buyer Guarantor or such successor class of ordinary shares of the Buyer Guarantor (or any holding company or successor entity thereof);

“Governmental Authority” any nation or government or any agency, public or regulatory authority, taxing authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal;

“Group” means the Company and each of the Subsidiaries;

“Group Company” means any member of the Group;

“Group Information Schedule” means the schedule in Agreed Form setting out, among other things, particulars of each Group Company;

“Guaranteed Buyer Obligations” means all the Buyer’s obligations under or in respect of this Agreement;

“Guaranteed Seller Obligations” means all the Seller’s obligations under or in respect of this Agreement;

“Halifax Canada Lease” means the lease of Units 102-HA, 102-1I and 102-1L, 102 Chain Lake Drive, Halifax, Nova Scotia, Canada dated 29 October 2020 between The Manufacturers Life Insurance Company of Canada (as landlord) and NS Sports Media Pros Ltd. (as tenant);

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“IFRS” means the International Financial Reporting Standards, International Accounting Standards and interpretations of those standards as issued by the International Accounting Standards Board and the IFRS Interpretations Committee and their predecessor bodies;

“Indemnified Contractors” means the contractors on the list of 76 contractors engaged by the Group as at the date of this Agreement, as agreed between the Seller’s Solicitors and the Buyer’s Solicitors (by email on or prior to the date of this Agreement);

“Indemnities” means the Reorganisation Indemnity, the Contractor Indemnity, the Seller Guarantor Indemnity, the Gaming Indemnity and the Money Indemnity;

“Indemnity Claim” means a claim by the Buyer against the Seller under any of the Reorganisation Indemnity, the Contractor Indemnity, the Seller Guarantor Indemnity, the Gaming Indemnity or the Money Indemnity;

“Initial Cash Consideration” means an amount equal to the Initial Consideration minus USD 100,000,000;

“Initial Consideration” means:

(a) the Base Consideration; minus

(b) the Shareholder Debt Amount; plus

(c) the Estimated Cash; minus

(d) the Initial LTIP Awards Amount; minus

(e) the Initial LTIP Employer Payroll Tax Amount; minus

(f) the Earn-Out LTIP Awards Amount for Non-Specified LTIP Award Holders; minus

(g) the Earn-Out LTIP Employer Payroll Tax Amount in relation to Non-Specified LTIP Award Holders; minus

(h) the LTIP Employer Payroll Tax Amount payable in respect of the Estimated Earn-Out LTIP Amount in relation to Canadian Specified LTIP Award Holders; minus

(i) the Estimated Third Party Debt; plus

(j) the amount (if any) by which the Estimated Working Capital exceeds the Working Capital Target; minus

(k) the amount (if any) by which the Estimated Working Capital is less than the Working Capital Target;

“Initial LTIP Awards Amount” means the value of the Initial Consideration allocated to the LTIP Awards calculated by applying the formula determined by the board of the Company in accordance with the LTIP, as Disclosed and updated from time to time pursuant to the LTIP Allocation Schedule;

“Initial LTIP Employer Payroll Tax Amount” means the LTIP Employer Payroll Tax Amount payable on the Initial LTIP Awards Amount;

“Intellectual Property” means all rights in patents, utility models, trade marks, service marks, logos, getup, trade names, internet domain names, copyright (including rights in computer software), design rights, moral rights, database rights, topography rights, plant variety rights, confidential information and knowledge (including know how, inventions, secret formulae and processes, market information, and lists of customers and suppliers), and rights protecting goodwill and reputation, in all cases whether registered or unregistered;

“Interim Period” has the meaning given to that term in paragraph 1.1 of Schedule 2;

“Irrecoverable VAT” means any amount in respect of VAT which a person has incurred which neither that person nor (where applicable) any other member of the same VAT group as such person is entitled to recover (by way of credit, repayment, refund or otherwise) from any relevant Tax Authority pursuant to and determined in accordance with any relevant law;

“Laws” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time;

“Lock-up and Orderly Sell-Down Agreement” the agreement in Agreed Form to be entered into on the Completion Date between the Buyer, the Buyer Guarantor and the Seller;

“Listing Condition” means the Condition set out in Clause 5.1(a);

“Longstop Date” means 11:59 p.m. (London time) on the date falling nine (9) months after the date of this Agreement or such later time and date as may be agreed in writing between the Seller and the Buyer;

“Long-Term Financing Instrument” has the meaning given in Clause 12.2(b);

“Losses” means all costs, losses, liabilities, Taxes, damages, claims, demands, proceedings, expenses, penalties and legal and other professional fees;

“LTIP” means the Zeal Ltd Global Long Term Incentive Plan adopted on 22 April 2024, as amended from time to time;

“LTIP Allocation Schedule” has the meaning given in Clause 6.2(e);

“LTIP Award Holder” means any Phantom Award Holder or Option Holder (excluding any Option Holder who has not made the Options Election) who is eligible to receive a payment pursuant to the LTIP in connection with the Transaction (and which shall include any such Phantom Award Holder or Option Holder who has been granted LTIP Awards in the 12 month period prior to the date of Completion and such condition in rule 3.4 of the LTIP shall be waived);

“LTIP Awards” means the Options and Phantom Awards;

“LTIP Awards Amount” means the Initial LTIP Awards Amount and the Earn-out LTIP Awards Amount;

“LTIP Employer Payroll Tax Amount” means the amount of any: (i) employer’s national insurance, apprenticeship levy, or other social security contributions and/or the employer portion of any other Tax payable by a Group Company; and (ii) fees, costs, charges and expenses payable to (or deductible by) an employer of record or similar third-party payroll service provider, charged in accordance with their terms of engagement with the Group in place prior to Completion, in each case in connection with the payment of the LTIP Awards Amount;

“LTIP Employee Payroll Tax Amount” means the amount of any employee income tax and social security contributions (including, where applicable, Class 1 employee’s national insurance contributions) and other employee Taxes arising in respect of the payment of the LTIP Awards Amount;

“Management Accounts” means the unaudited monthly management accounts of the Group for the period from the Accounts Date to 30 November 2025 as set out in the Data Room;

“Mandatory Approval” means: (a) any approval or the termination of any applicable waiting period under applicable law or regulation, without which the relevant issuance of the relevant Genius Common Stock would be unlawful or otherwise prohibited or restricted or which would result in the relevant party being in breach of such Law; and/or (b) any regulatory licence of finding of suitability which may be required as a result of the Seller acquiring the relevant Genius Common Stock;

“Material Group Company” means each of the following (with details as at the date of this Agreement as set out in the Group Information Schedule):

(a) Zeal Ltd;

(b) Rambu Ltd;

(c) Gotec Media Ltd;

(d) Upside Spring Ltd;

(e) Dovan Services Ltd;

(f) Kin Media Holdings Limited;

(g) LC Interactive Ltd;

(h) LGND Online Services Ltd;

(i) NS Sports Media Pros Ltd;

(j) Wise Publishing Inc; and

(k) Net Management Ltd;

“MNPI” has the meaning given in Clause 13.3;

“Money Indemnity” has the meaning given in Clause 15.5;

“Money Indemnity Claim” means a claim under the Money Indemnity;

“Non-Specified LTIP Award Holders” means the LTIP Award Holders who are not the Specified LTIP Award Holders;

“Option Holder” means any holder of Options;

“Option Holder Letter” means the letter(s) in Agreed Form to be sent by the Company in accordance with Clause 4.1;

“Options” means the options to acquire B ordinary shares of GBP 0.0000000001 each in the Company granted pursuant to the LTIP;

“Outstanding Claim” means any claim or right of action (whether in contract, tort, debt, equity or otherwise) against a Released Person;

“Payment Date” means each of: (i) the first anniversary of the Completion Date; and (ii) the second anniversary of the Completion Date;

“Phantom Award Holder” means any holder of Phantom Awards;

“Phantom Award Holder Letter” means the letter(s) in Agreed Form to be sent by the Company in accordance with Clause 4.1;

“Phantom Awards” means the right to receive a cash payment equal to the value of a specified number of Phantom Units (as defined in the LTIP) granted under, and calculated in accordance with, the LTIP;

“Properties” means the land and premises particulars of which are set out in Schedule 9;

“Release Documentation” has the meaning given in paragraph 1.4 of Schedule 2;

“Released Person” means each Group Company and each of its members, directors, officers, employees, agents, consultants and professional advisers;

“Regulatory Conditions” means the Conditions other than the Listing Condition;

“Relevant Asset” has the meaning given in Clause 9.4;

“Relevant Authority” means any central bank, ministry, governmental, quasigovernmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including the CMA, the Austrian Bundeswettbewerbsbehoerde, the Austrian Federal Cartel Prosecutor (Bundeskartellanwalt), or the Austrian Cartel Court (Kartellgericht) or Austrian Supreme Cartel Court (Kartellobergericht)) and any other any national or supranational antitrust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body, national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

“Relevant Corporate Action” means any stock dividend, subdivision, reclassification, recapitalisation, split, combination, consolidation, exchange of shares or other corporate action(s) having a similar effect;

“Relevant Trading Amounts” means each amount owed by or to a Group Company in the ordinary course of business as at the Effective Time, including but not limited to the provision of services, facilities and benefits, to or by a member of the Seller Controlled Group (other than another Group Company);

“Relief” means:

(a) any loss, relief, allowance or credit, in respect of any Tax and any deduction in computing income, profits or gains for the purposes of any Tax; or

(b) any right to a refund or repayment of Tax or to a payment in respect of Tax,

and any reference to the use or set off of a Relief shall be construed accordingly;

“Reorganisation” means the transfer prior to the date of this Agreement of the legal and beneficial title to the entire issued share capital in the Company to the Seller pursuant to the terms of the Capital Contribution Agreement dated 24 January 2026 between the Seller Guarantor, the Seller and Ogier Global Nominee (Jersey) Limited;

“Reorganisation Indemnity” has the meaning given in Clause 15.1;

“Reorganisation Indemnity Claim” means a claim under the Reorganisation Indemnity;

“Reorganisation Tax Indemnity Claim” means any claim under the Reorganisation Indemnity solely to the extent such claim is made in respect of Tax;

“Reporting Accountants” has the meaning given in paragraph 2.1 of Schedule 7;

“Representatives” means

(a) in relation to the Buyer, any member of the Buyer Group and their respective members, directors, officers, employees, agents, consultants, advisers, auditors and accountants; and

(b) in relation to any other person, its Affiliates and its and their respective members, directors, officers, employees, agents, consultants, advisers, auditors and accountants;

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Seller Awareness List” means the list of names in Agreed Form as at the date of this Agreement referred to in Clause 11.4;

“Seller Controlled Group” means the Seller and any entity or natural person Controlling or under common Control with it, including the Seller Guarantor (but, for the avoidance of doubt, not including the Group following Completion);

“Seller Guarantor Indemnity” has the meaning given to it in Schedule 12;

“Seller Guarantor Indemnity Claim” means any claim under the Seller Guarantor Indemnity;

“Seller Guarantor Tax Indemnity Claim” means any claim under the Seller Guarantor Indemnity solely to the extent such claim is made in respect of Tax;

“Seller’s Nominated Bank Account” means the bank account for which details are provided in accordance with Clause 6.2(a);

“Seller’s Solicitors” means Latham & Watkins (London) LLP of 99 Bishopsgate, London, EC2M 3XF, United Kingdom;

“Senior Managers” means the list of individuals agreed between the Seller’s Solicitors and the Buyer’s Solicitors (by email prior to the date of this Agreement);

“Settlement Issue Price” means:

(a) in respect of any Completion Stock, the Signing VWAP;

(b) in respect of any Tranche 1 Earn-Out Stock, the Tranche 1 VWAP; and

(c) in respect of any Tranche 2 Earn-Out Stock, the Tranche 2 VWAP;

“Signing VWAP” means the 30 trading-day volume weighted average of the per share trading price ending on (and including) the trading day immediately prior to the date of this Agreement as reported on Bloomberg and expressed in USD;

“Shareholder Debt Amount” means an amount expressed as a positive number equal to the aggregate amounts (including principal and interest) owed by the Group Companies under the Shareholder Loans which remain outstanding at the Effective Time;

“Shareholder Loans” means the following shareholder loans (as amended from time to time):

(a) the loan from [***] (an Affiliate of the Seller, as lender) to DO Holdings Ltd (a Group Company, as borrower);

(b) the loan from [***] (an Affiliate of the Seller, as lender) to Kin Media Holdings Limited (a Group Company, as borrower);

(c) the loan from [***] (an Affiliate of the Seller, as lender) to LC Media Ltd (a Group Company, as borrower);

(d) the loan from the Seller Guarantor (as lender) to Artemis Media Ltd (a Group Company, as borrower);

(e) the loan from the Seller Guarantor (as lender) to DO Holdings Ltd (a Group Company, as borrower);

(f) the loan from the Seller Guarantor (as lender) to KS1 Digital Ltd (a Group Company, as borrower);

(g) the loan from the Seller Guarantor (as lender) to Star Enterprises Ltd (a Group Company, as borrower);

(h) the loan from the Seller Guarantor (as lender) to TO Holdings Limited (a Group Company, as borrower); and

(i) the loan from the Seller Guarantor (as lender) to the Company (a Group Company, as borrower),

together with any other amounts (including any interest) owed by the Group Companies to the Seller or any of its Affiliates immediately prior to Completion, save for any Relevant Trading Amounts;

“Shareholder Loan Discharge Letter” means each letter in the Agreed Form to be entered into in respect of each Shareholder Loan by the relevant lender and borrower, on the Completion Date;

“Shares” means the entire issued share capital of the Company, comprising 1,007 A ordinary shares of GBP 1.00 each;

“Specified LTIP Award Holders” means the list of specific LTIP Award Holders as notified by the Seller’s Solicitors to the Buyer’s Solicitors (by email prior to the date of this Agreement) , and as may be amended from time to time before Completion in accordance with relevant email correspondence between the Seller’s Solicitors and the Buyer’s Solicitors;

“Stock Exchange” has the meaning given to it in Clause 3.4(a);

“Subsidiary” means the companies whose details are set out in the Group Information Schedule and any other subsidiary undertaking of the Company from time to time;

“Surviving Provisions” means Clauses 1, 13.4 to 13.9 (inclusive), 19, 22 and 24 to 34 (inclusive);

“Tax” means:

(a) all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation (whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise) and all related withholdings or deductions of any nature (including, for the avoidance of doubt, any contributions to a social security or employee social security scheme); and

(b) all related fines, penalties, charges and interest,

whether directly or primarily chargeable against, recoverable from or attributable to the person in question, or any other person and regardless of whether the person in question has, or may have, any right of reimbursement against any other person (and “Taxes” and “Taxation” shall be construed accordingly);

“Tax Authority” means a taxing or other governmental (local or central), state or municipal authority (whether within or outside the United Kingdom) competent to impose a liability for or to collect Tax or make any decision or ruling on any matter relating to Tax;

“Tax Claim” means a Tax Warranty Claim or a Tax Covenant Claim;

“Tax Covenant” means the covenant relating to Taxation set out in paragraph 2.1 of Schedule 6;

“Tax Covenant Claim” means a Claim in respect of the Tax Covenant;

“Tax Return” means any return, declaration, report, notice, claim for refund, information or statement relating to Tax, including any schedule, supplement or attachment thereto, including any amendment thereof;

“Tax Warranties” means the Warranties in paragraph 25 of Schedule 4;

“Tax Warranty Claim” means a claim in respect of a Tax Warranty;

“Termination Warranties” means:

(a) the Warranties in paragraphs 2.1 to 2.3 (inclusive), 2.6 to 2.9 (inclusive), 3.1, 3.3, 3.13, 5.1 and 5.7 (to the extent it applies to 5.1) of Schedule 4; and

(b) the warranties of the Seller Guarantor in Clause 14.1(a) and Clause 14.1(d);

“Third Party Claim” has the meaning given in paragraph 14 of Schedule 5;

“Third Party Debt” means in respect of the Group, the aggregate amount (expressed as a positive number) of each of the following consolidated liabilities as at the Effective Time and determined in accordance with Schedule 7:

(a) any borrowings by any Group Company from any bank, financial institution or other entity or person including in the form of loans, letters of credits, factoring, overdrafts and credit card facilities;

(b) any indebtedness of any Group Company arising under any bond, note, loan stock, debenture, commercial paper or similar instrument;

(c) any dividends declared but unpaid (other than dividends due to another member of the Group);

(d) any derivative transaction entered into in connection with protection against or benefiting from any fluctuation in any rate or price (valued at the termination value thereof assuming such agreements were termination immediately prior to Completion);

(e) any due or accrued corporate income tax (or other direct Tax) liabilities of the Group Companies payable in respect of any period prior to the Effective Time (net of all corporate Tax receivables, and/or corporate Tax assets (including the value of any Relief arising in respect of corporate Tax) to the extent any Taxation for which any member of the Buyer Group is accountable or liable to be assessed is reasonably expected to be reduced or extinguished as a result of such asset or Relief in the same accounting period (or the accounting period following the same accounting period) in which the matter giving rise to the asset or Relief occurs, in respect of such periods);

(f) any Transaction Costs (other than any Shareholder Debt Amounts) to the extent payable by a Group Company after the Effective Time;

(g) any Transaction Bonuses to the extent payable by a Group Company after the Effective Time;

(h) any Wise Option Payment to the extent not settled and/or paid by a Group Company before the Effective Time, together with any employer’s national insurance, apprenticeship levy, or other social security contributions and/or the employer portion of any other Tax payable by a Group Company in respect of any Wise Option Payment which has not been paid before the Effective Time;

(i) any unpaid third party advisor costs (together with any Irrecoverable VAT charged thereon) relating to M&A activity for services provided prior to the Effective Time, to the extent payable by a Group Company after the Effective Time (with any contingent costs valued at the maximum possible amount thereof and assuming that payment of any contingent costs will occur regardless of any conditions which have not yet been satisfied);

(j) all employer contributions due in respect of any pension, allowance, lump sum or other similar benefit on death, disability, retirement or termination of employment (whether voluntary or not) for the benefit of any of the Group’s employees, former employees or any of their respective dependents which were not provided in the period up until the Effective Time, in each case excluding the LTIP Employer Payroll Tax Amount and the Top Up Bonus Employer Payroll Tax Amount;

(k) any deferred or contingent consideration payable in connection with the acquisition of any share capital, business, asset or undertaking including any deferred or contingent consideration (with any contingent consideration valued at the maximum possible amount thereof and assuming that completion of any such acquisition and payment of any contingent consideration will occur regardless of any conditions which have not yet been satisfied);

(l) the reconciliation amount payable by the Group Companies in an amount of EUR 3,393,902.00 in connection with the terms and conditions of the sale and purchase agreement dated 30 June 2025 between, amongst others, the Company and the Seller Guarantor, to the extent not included in the Shareholder Debt Amount;

(m) any break fees or prepayment penalties, premiums, fees, costs or expenses which may be incurred by any Group Company in relation to the repayment or termination of any of the foregoing on the Effective Time together with any Irrecoverable VAT charged thereon;

(n) any accrued but unpaid interest on any of the foregoing up to the Effective Time; and

(o) the actual amount, if any, that may be due to be paid (but as at the Effective Time has not yet been paid) by way of consideration for the sale of shares in Wise Publishing, Inc. pursuant to the share purchase agreement between [***] (“[***]”) and MPD Ltd. (“MPD”) dated 13 February 2024

(the “Wise Payment”), including any related Tax (to the extent not separately captured within LTIP Awards Amounts or the Wise Option Payment);

and for the avoidance of doubt excluding the Shareholder Debt Amount, any LTIP Awards Amounts and any Top Up Bonus Amounts, and an illustrative calculation of Third Party Debt is set out in Schedule 8, with the items marked as “Debt” in the Form of Completion Accounts representing the relevant components of Third Party Debt and any asset or liability included in Third Party Debt shall not be included in Cash or Working Capital and vice versa;

“Third Party Financial Indebtedness” has the meaning given in paragraph 1.4 of Schedule 2;

“Third Party Guarantees” means any guarantees, bonds, credit support arrangements, indemnities and letters of comfort of any nature given:

(a) to a third party by any Group Company in respect of any obligation of the Seller or an Affiliate of the Seller (for the avoidance of doubt, excluding the Group) or any of their respective Connected Persons; or

(b) to a third party by the Seller or an Affiliate of the Seller (for the avoidance of doubt, excluding the Group) in respect of any obligation of any Group Company;

“Top Up Bonus Amount” means the amount of any top-up bonus awards made to a Specified LTIP Award Holder upon the achievement of both Earn-Out Milestones (and which shall not, when aggregated with any Top Up Bonus Employer Payroll Tax Amount, exceed the Tranche 2 Payment);

“Top Up Bonus Employer Payroll Tax Amount” means the amount of: (a) any employer’s national insurance, apprenticeship levy, or other social security contributions and/or the employer portion of any other Tax payable by a Group Company in respect of any Top Up Bonus Amount; and (b) any fees, costs, charges and expenses payable to (or deductible by) an employer of record or similar third-party payroll service provider, charged in accordance with their terms of engagement with the Group in place prior to Completion, in each case only in respect of the payment of such amounts to any such persons in respect of any Top Up Bonus Amount;

“Top Up Bonus Letter” means a letter agreement entered into prior to the Completion Date between a Group Company and certain Specified LTIP Award Holders (if any) in the Agreed Form in relation to their eligibility to receive a Top Up Bonus Amount, conditional on Milestone 2 being satisfied and continued employment at the Second Payment Date, of an amount not exceeding 50% of their share of the aggregate Earn Out LTIP Awards Amount;

“Toronto Canada Lease” means the lease of Suite 202, 203 and 205, 40 Eglinton Avenue East, Toronto, Ontario, Canada dated 2 October 2020 between 40 Eglinton Avenue East Limited Partnership and Montez Office Fund I Holdco Inc. (collectively, the landlord) and Wise Publishing, Inc. (the tenant) as amended from time to time;

“Tranche 1 Earn-Out Stock” means such number of Genius Common Stock as is equal to the quotient of the Tranche 1 Payment divided by the Tranche 1 VWAP, rounded to the nearest whole number;

“Tranche 1 LTIP Payment” means the value of the Earn-Out Consideration payable on the achievement of Milestone 1 (or where paragraphs 2.5, 2.6 or 3.1 of Schedule 10 applies) allocated to the LTIP Awards held by the Specified LTIP Award Holders in cash, calculated in accordance with the LTIP and as set out in the updated Incentives Allocation Schedule delivered in accordance with paragraph 2.3(a)(i) of Schedule 10;

“Tranche 1 Payment” means an amount in USD equal to the product of 150,000,000 multiplied by the quotient of the Milestone 1 Adjusted EBITDA Excess Amount divided by 20,000,000, minus: (a) the Tranche 1 LTIP Payment payable in cash; and (b) the LTIP Employer Payroll Tax Amount payable on the Tranche 1 LTIP Payment;

“Tranche 1 VWAP” means the 30 trading-day volume weighted average per share trading price expressed in USD ending on (and including) the trading day immediately prior to the First Payment Date as reported on Bloomberg;

“Tranche 2 Earn-Out Stock” means such number of Genius Common Stock as is equal to the quotient of the Tranche 2 Payment divided by the Tranche 2 VWAP, rounded to the nearest whole number;

“Tranche 2 LTIP Payment” means the value of the Earn-Out Consideration payable on the achievement of Milestone 2 (or where paragraphs 2.5, 2.6 or 3.1 of Schedule 10 applies) allocated to the LTIP Awards held by the Specified LTIP Award Holders in cash, calculated in accordance with the LTIP and as set out in the updated Incentives Allocation Schedule delivered in accordance with paragraph 2.3(b)(i) of Schedule 10;

“Tranche 2 Payment” means an amount in USD equal to the product of 150,000,000 multiplied by the quotient of the Milestone 2 Adjusted EBITDA Excess Amount divided by 30,000,000, minus: (a) the Tranche 2 LTIP Payment payable in cash; (b) the LTIP Employer Payroll Tax Amount payable on the Tranche 2 LTIP Payment; and (c) the Top Up Bonus Amount (if any); and (d) the Top Up Bonus Employer Payroll Tax Amount;

“Tranche 2 VWAP” means the 30 trading-day volume weighted average per share trading price expressed in USD ending on (and including) the trading day immediately prior to the Second Payment Date as reported on Bloomberg;

“Transaction” means the transactions contemplated by this Agreement and/or the other Transaction Documents or any part thereof;

“Transaction Bonuses” means the amount of any bonuses, one-off payments (including, for the avoidance of doubt, the one-off bonus payments notified by the Seller to the Buyer as anticipated to be made on or shortly following Completion), incentives or commission to be paid or made to any director, officer, employee, agent, consultant or adviser of any Group Company by any Group Company (including, where relevant, contractors of a Group Company and employees employed via an employee of record) in connection with, or as a result of, the Transaction (excluding any LTIP Awards Amount and any Wise Option Payment) together with: (a) any employer’s national insurance, apprenticeship levy, or other social security contributions and/or the employer portion of any other Tax payable by a Group Company in respect of such amounts to any such persons; and (b) any fees, costs, charges and expenses payable by any Group Company after the Effective Time, charged in accordance with their terms of engagement with the Group in place prior to Completion;

“Transaction Costs” means the amount of any professional or other fees and expenses (for the avoidance of doubt, including disbursements) owing by a Group Company in connection with the Transaction (for the avoidance of doubt, including in connection with the Seller’s due diligence in connection with the Transaction), excluding any VAT that is not Irrecoverable VAT and where any such fees or expenses have not crystallised or been finally quantified as at the date on which the Completion Accounts are determined or agreed (including because the payment or amount of such fees depends on the amount of Earn-Out Consideration to be paid), the maximum possible amount of such fees or expenses shall be included as Transaction Costs for the purposes of the Completion Accounts;

“Transaction Documents” means this Agreement and any other documents in Agreed Form or required to be entered into pursuant to this Agreement;

“US Laws” means any federal, state, provincial, municipal, local, multinational or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency guidance or requirement, license or permit promulgated, declared or issued by any Authority, and any guidelines and policies of any Authority that have the force of law and any guidelines, rulings, advisories or other guidance issued by any Authority that are regarded by such Authority as requiring or excusing compliance, in each case in connection with making or originating loans, servicing loans, or the referral, brokering, or solicitation of loans in any U.S. state or territory;

“VAT” means value added tax or any similar Tax, whether chargeable in the United Kingdom or elsewhere;

“W&I Insurer” means VALE Insurance Intermediary Europe GmbH, UK Branch;

“W&I Policy” means the warranty and indemnity insurance policy dated on the date of this Agreement provided by the W&I Insurer to the Buyer in respect of the Transaction;

“Warranties” means the warranties set out in Clause 11 and Schedule 4;

“Wise Option Cancellation Agreement” means the agreement in the Agreed Form to be delivered by the Wise Option Holder;

“Wise Option Holder” means the option holder holding Wise Options;

“Wise Option Plan” means the Wise Publishing Inc. Equity Incentive Plan dated May 1, 2019;

“Wise Options” means the options over in aggregate 3,125 non-voting common shares in the capital of Wise Publishing granted under the Wise Option Plan;

“Wise Publishing” means Wise Publishing, Inc., a corporation existing under the laws of the Province of Ontario, Canada;

“Working Capital” means:

(a) the aggregate amount of the following consolidated current assets of the Group:

(i) trade debtors (net of provisions for bad debts);

(ii) the Relevant Trading Amounts receivable;

(iii) other current assets including but not limited to prepayments, staff deposits, and accrued income, prepaid deposits with suppliers, trade bills, recoverable VAT and other indirect tax receivables, and advances to suppliers; and

(iv) rental deposits held by third parties, whether or not current (the total amount of rental deposits;

less

(b) the aggregate amount of the following consolidated current liabilities of the Group:

(i) trade creditors;

(ii) the Relevant Trading Amounts payable; and

(iii) other current liabilities including payroll related liabilities and liabilities in respect of VAT and other taxes not included within Third Party Debt (excluding the LTIP Employer Payroll Tax Amount and Top Up Bonus Employer Payroll Tax Amount),

in each case, as at the Effective Time and determined in accordance with Schedule 7, and an illustrative calculation of Working Capital is set out in Schedule 8, and for the avoidance of doubt excluding the Shareholder Debt Amount, any amounts relating to Transaction Bonuses or any LTIP Awards Amounts or Top Up Bonus Amounts, and an illustrative calculation of Working Capital is set out in Schedule 8, with the items marked as “Working Capital” in the Form of Completion Accounts representing the relevant components of Working Capital and for the avoidance of doubt, any asset or liability included in Working Capital shall not be included in Cash or Third Party Debt and vice versa;

“Working Capital Target” means USD 28,350,000; and

“Working Hours” means 9:30 am to 5:30 pm (at the location in question) on a Business Day.

1.2 In this Agreement, unless the context otherwise requires:

(a) “undertaking” and “group undertaking” shall be construed in accordance with section 1161 of the Companies Act 2006, “holding company” and “subsidiary” shall be construed in accordance with section 1159 of the Companies Act 2006 and “subsidiary undertaking” and “parent undertaking” shall be construed in accordance with section 1162 of the Companies Act 2006 and a reference in those sections to a company includes a reference to any body corporate incorporated or registered outside of the United Kingdom and, in interpreting this definition, an undertaking shall also be treated as a member of another undertaking if any shares it owns in that other undertaking are registered in the name of another person: (i) in connection with the taking of security; or (ii) as a nominee;

(b) every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Completion provided that, as between the parties, no such amendment or modification after the date of this Agreement shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(c) references to clauses and schedules are references to Clauses of and Schedules to this Agreement, references to paragraphs are references to paragraphs of the Schedule in which the reference appears and references to this Agreement include the Schedules;

(d) references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(e) references to a “party” means a party to this Agreement and includes its successors in title, personal representatives and permitted assigns;

(f) references to a “person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality;

(g) references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(h) references to the phrase “to the extent that” are a matter of degree and are not synonymous with “if”;

(i) references to “USD”, “dollars” or “$” are references to the lawful currency from time to time of the United States of America;

(j) references to “GBP” are references to the lawful currency from time to time of the United Kingdom;

(k) for the purposes of applying a reference to a monetary sum expressed in GBP or USD, an amount in a different currency shall be deemed to be an amount in GBP or USD (as applicable) translated at the Exchange Rate at the relevant date (which for a Claim will be the date of payment in respect of such Claim);

(l) references to times of the day are to London time unless otherwise stated;

(m) references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(n) references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(o) words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

(p) general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

(q) in Schedule 7, “other party” in respect of the Buyer means the Seller and in respect of the Seller means the Buyer; and

(r) where this Agreement requires any party to reimburse or indemnify another party for any cost, expense or liability, references to such “costs”, “expenses” and/or “liabilities” (or similar phrases or expressions) incurred by a person shall not include any amount in respect of VAT other than Irrecoverable VAT.

1.3 The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.4 Each of the schedules to this Agreement shall form part of this Agreement.

1.5 References to a document (including this Agreement) include such document as amended or varied in accordance with its terms.

2. SALE OF SHARES

2.1 On the terms set out in this Agreement, the Seller shall sell and the Buyer shall purchase the Shares with effect from Completion, with full title guarantee, free from all Encumbrances, together with all rights attaching to such Shares as at Completion (including all dividends and distributions declared, paid or made in respect of the Shares after Completion).

2.2 The Seller irrevocably waives any right of pre-emption or other restriction on transfer in respect of the Shares conferred on it under any agreement or otherwise, in connection with the sale of the Shares pursuant to this Agreement.

3. CONSIDERATION

3.1 The purchase price for the sale of the Shares under this Agreement (the “Consideration”) shall be the amount in USD equal to:

(a) the Base Consideration;

(b) plus the Cash;

(c) minus the Third Party Debt;

(d) plus the amount (if any) by which the Working Capital exceeds the Working Capital Target;

(e) minus the amount (if any) by which the Working Capital is less than the Working Capital Target;

(f) minus the One-Off LTIP Payment;

(g) minus the Initial LTIP Awards Amount for the Specified LTIP Award Holders;

(h) minus the Shareholder Debt Amount;

(i) plus the Earn-Out Consideration (if any);

(j) minus the Earn-Out LTIP Awards Amount for the Specified LTIP Award Holders (if any); and

(k) minus the LTIP Employer Payroll Tax Amount;

(l) minus the Top Up Bonus Amount (if any); and

(m) minus the Top Up Bonus Employer Payroll Tax Amount (if any).

3.2 The Consideration shall be satisfied as follows:

(a) at Completion:

(i) the Buyer shall pay an amount equal to the Initial Cash Consideration to the Seller’s Nominated Bank Account;

(ii) the Buyer shall transfer cash (by way of a loan or subscription for shares) in immediately available funds equal to the Initial LTIP Awards Amount (“Deposit Amount”) to the Company LTIP Account; and

(iii) subject to Clauses 3.5, 3.6, 3.8 and 3.9, an amount equal to USD 100,000,000 shall be satisfied by way of the Buyer procuring that the Buyer Guarantor issues (and the Buyer Guarantor issuing) to the Seller the Completion Stock; and

(b) further payments (if any) shall be made as required:

(i) subject to and in accordance with the terms of Clause 8, in connection with the Completion Accounts; and

(ii) subject to and in accordance with the terms of Schedule 10, in connection with the Tranche 1 Payment (if any) (which may, at the Buyer’s option in accordance with Schedule 10, be satisfied by the issuance of the Tranche 1 Earn-Out Stock) and the Tranche 2 Payment (if any) (which may, at the Buyer’s option in accordance with Schedule 10, be satisfied by the issuance of the Tranche 2 Earn-Out Stock).

3.3 If between the date of this Agreement and Completion, the outstanding shares of Genius Common Stock have been changed into a different number of shares or a different class by reason of any Relevant Corporate Action, the amount of Completion Stock required to be issued pursuant to the terms of this Agreement shall be correspondingly adjusted to reflect such Relevant Corporate Action such that the Seller is issued such amount of Genius Common Stock as results in it holding the same proportion of all Genius Common Stock as it would have held but for the Relevant Corporate Action.

3.4 The Buyer Guarantor shall:

(a) use commercially reasonable efforts to ensure that the Genius Common Stock continues to be traded on the New York Stock Exchange, the Nasdaq Stock Market LLC or the London Stock Exchange (each, a “Stock Exchange”) at all times prior to the date on which the obligations to issue Genius Common Stock to the Seller under the terms of this Agreement have been satisfied; and

(b) ensure that all Genius Common Stock required to be issued to the Seller under the terms of this Agreement is issued free from Encumbrances and is issued credited as fully paid, with the same rights and ranking pari passu in all respects with Genius Common Stock, including the right to receive all dividends, distributions or any return of capital declared, paid or made by the Buyer Guarantor on or after the date on which such Genius Common Stock is required to be issued under the terms of this Agreement, in each case subject to any restrictions under the Securities Act and the Lock-up and Orderly Sell-Down Agreement.

3.5 Notwithstanding anything to the contrary in this Agreement, if:

(a) the Genius Common Stock is not listed on a Stock Exchange at the time the Completion Stock is required to be issued under the terms of this Agreement, then in lieu of issuing such Completion Stock, the Buyer shall pay an amount equal to USD 100,000,000 to the Seller’s Nominated Bank Account; and

(b) the Buyer is subject to a Buyer Guarantor Change of Control and the Completion Stock has not been issued to the Seller prior to the consummation of such Buyer Guarantor Change of Control, then, if the Completion Stock has not been issued to the Seller, the Seller may direct by notice in writing to the Buyer that an amount equal to USD 100,000,000 shall instead be paid to the Seller’s Nominated Account on the date on which (and in lieu of the issuance of such Completion

Stock) Completion would otherwise have been required to be issued under the terms of this Agreement.

3.6 If any Mandatory Approvals are required in respect of the issuance of Completion Stock and which are not Conditions, the Buyer and the Buyer Guarantor shall use their respective reasonable endeavours to obtain such Mandatory Approval prior to the date on which the Completion Stock would otherwise be required to be issued under this Agreement but for the operation of Clauses 3.7 to 3.10 (inclusive). Notwithstanding the foregoing, if such Mandatory Approval is not so obtained then the Buyer Guarantor shall (subject Clause 5.4) use best endeavours to obtain such Mandatory Approval as soon as possible in order to permit the Completion Stock to be issued to the Seller and the Seller shall use best endeavours to comply with any reasonable request from the Buyer Guarantor to provide such information about the Seller Controlled Group or to take such steps (provided that such step may only be taken by the Seller and not the Buyer Guarantor), in each case, to obtain such Mandatory Approval. Notwithstanding the foregoing, the Seller may provide such requested information directly, if applicable, to any Authority. To the extent such information is provided to the Buyer Group, the Buyer Group undertakes to treat such information as strictly confidential and shall only disclose any such information (or part thereof) to such of their Representatives as have a need to know such information for the purpose of obtaining such Mandatory Approval and subject to such undertakings as to confidentiality as the Seller Guarantor shall reasonably require, and in any case in a confidential manner so as to preserve the confidentiality of the Seller Guarantor’s personal and proprietary information. Where the last of the Conditions to be satisfied or waived is satisfied or waived and such Mandatory Approval remains outstanding, the provisions of Clauses 3.7 and 3.8 shall apply.

3.7 Where the provisions of this Clause 3.7 apply, the provisions of Clause 7.1 shall not apply (but, for the avoidance of doubt, the remainder of Clause 7 shall continue to apply) and Completion shall take place at the offices of the Seller’s Solicitors (or at any other place as agreed in writing by the Seller and the Buyer) on:

(a) the last Business Day of the month in which such Mandatory Approval has been obtained (or, if such Mandatory Approval has been obtained fewer than 10 Business Days before the last Business Day of that month, on the last Business Day of the following month) provided, further, that if Completion would otherwise fall to occur prior to the first Business Day following 20 March 2026, Completion shall take place on 31 March 2026 unless otherwise agreed in writing by the Seller and the Buyer; or

(b) where the Buyer has made an election pursuant to Clause 3.8, or is deemed to have made an election pursuant to Clause 3.9, the last Business Day of the month in which the Buyer has been deemed to have made such election or has given written notice to the Seller in accordance with Clause 3.8 (or, if such written notice has been given fewer than 10 Business Days before the last Business Day of that month, on the last Business Day of the following month), provided, further, that if Completion would otherwise fall to occur prior to the first Business Day following 20 March 2026, Completion shall take place on 31 March 2026 unless otherwise agreed in writing by the Seller and the Buyer;

or, in each case, such other date as may be agreed in writing by the Seller and the Buyer.

3.8 Where the provisions of this Clause 3.8 apply, the Buyer shall have the right (subject to Clause 3.9), on written notice to the Seller, to elect to pay cash in lieu of the Buyer’s obligation to procure that the Buyer Guarantor issues (and the Buyer Guarantor’s obligation to issue) the Completion Stock in accordance with Clause 3.2(a)(iii) and where the Buyer makes an election in accordance with this Clause 3.8, the date of Completion shall be determined in accordance with Clause 3.7(b) and at Completion the Buyer shall (in addition to its obligations under Clauses 3.2(a)(i) and 3.2(a)(ii)) pay USD 100,000,000, to the Seller’s Nominated Bank Account, such payment in lieu of, and in full discharge and satisfaction of, the Buyer’s obligations under Clause 3.2(a)(iii).

3.9 This Clause 3.9 applies where Clause 3.7 applies and if, on the 10th Business Day prior to the last Business Day of the month in which the Longstop Date falls, a Mandatory Approval has not been obtained. Where this is the case, the Buyer shall be deemed, on the 10th Business Day prior to the last Business Day of the month in which the Longstop Date falls, to have elected to pay cash in lieu of the obligation to issue Completion Stock.

3.10 Where any payment is made by the Seller in satisfaction of a liability arising under this Agreement, it shall, to the extent lawful, be treated by the Buyer and the Seller as an adjustment to the Consideration paid to the Seller in respect of its Shares.

3.11 With effect from the date of this Agreement, all Relevant Trading Amounts shall be settled in the ordinary and usual course of business, in accordance with the terms on which such Relevant Trading Amounts were incurred.

4. treatment of LTIP Awards and company ltip account

4.1 As soon as reasonably practicable following the date of this Agreement:

(a) the Company shall send to each Option Holder an Option Holder Letter to notify them that a Strategic Event (as defined in the LTIP) is expected to take place and that a Cancelation Window (as defined in the LTIP) is open pursuant to which each Option Holder may elect to have their Options cancelled, effective as at Completion, in exchange for a cash payment equal to their entitlement under the LTIP (being their portion of the LTIP Awards Amount) (the “Options Election”) and prior to Completion, the Company shall exercise its power under Rule 8.3 of Part V of the LTIP to unilaterally cancel any outstanding Options (for nil consideration) which are not the subject of an Options Election, with such cancellation effective immediately prior to Completion; and

(b) the Company shall send to each Phantom Award Holder a Phantom Award Holder Letter notifying them that a Strategic Event (as defined in the LTIP) is expected to take place and that they will be eligible to receive cash payments in due course in accordance with the LTIP; and

(c) the Company will contact the Wise Option Holder regarding the exercise of their outstanding Wise Options. To the extent that the Wise Options remain outstanding 21 days prior to Completion, the Company shall send the Wise Option Holder a letter notifying them that the Transaction is expected to take place and that the Company is proposing to cancel all of their outstanding Wise Options in exchange for a cash payment equal to the value of their Wise Options (the “Wise Option Payment”) pursuant to the Wise Option Cancellation Agreement. The Company shall use reasonable efforts to procure that the Wise Option Holder executes a Wise Option Cancellation Agreement.

4.2 The Company may elect to send certain Specified LTIP Award Holders a Top Up Bonus Letter following the date of this Agreement in relation to their eligibility to receive a Top Up Bonus Amount.

Non-Specified LTIP Award Holders

4.3 Following Completion, the Company shall (and the Buyer shall procure that the Company shall), subject always to Clause 4.6:

(a) on the Completion Date:

(i) pay or procure that another Group Company (where relevant) pays each Non-Specified LTIP Award Holder who is a contractor via direct transfer of funds to such contractor’s relevant bank account but subject to any deductions or withholdings required by Law (provided that there is a reasonable and good faith consultation by the Buyer with the Seller with respect to any proposed withholdings required by Law, and that the external tax advice received by the Group in respect of the LTIP payments is taken into account by the Buyer);

(ii) in respect of each Non-Specified LTIP Award Holder who is an employee engaged by a Group Company via payroll, pay or procure that another Group Company (where relevant) pays such Non-Specified LTIP Award Holder via payroll to such person’s relevant bank account; and

(iii) in respect of each Non-Specified LTIP Award Holder who is engaged via a third party employment arrangement, pay each relevant appointed employer of record or similar third-party payroll service provider (in each case, into such employer of record’s or similar third-party payroll service provider’s relevant bank account) and direct such relevant appointed employer of record or similar third‑party payroll service provider to pay each relevant Non-Specified LTIP Award Holder engaged via a third party employment arrangement, in each case, as soon as reasonably practicable but in any event within 40 days following such date (or such longer period as may be reasonably required in respect of any employer of record or similar third-party payroll service provider within 60 days of such event), the Initial LTIP Awards Amount, and the Earn-Out LTIP Awards Amount (together, the “One-Off LTIP Payment”) payable to each relevant Non-Specified LTIP Award Holder in the relevant local currency (or another currency if so determined by the Company acting reasonably) using such exchange rate as determined by the Company acting reasonably, and in each case, net of the relevant LTIP Employee Payroll Tax Amount (if any); and

(b) deduct and promptly remit (or direct any appointed employer of record or similar third‑party payroll service provider to deduct and remit) the LTIP Employee Payroll Tax Amount in respect of each relevant Non-Specified LTIP Award Holder (and remit or direct any appointed employer of record or similar third‑party payroll service provider to remit the LTIP Employer Payroll Tax Amount) in each case payable on the One-Off LTIP Payment to the relevant Tax Authority within the time period required by applicable Law.

Specified LTIP Award Holders

4.4 Following Completion, the Company shall (and the Buyer shall procure that the Company shall), subject always to Clause 4.6:

(a) on the Completion Date:

(i) pay or procure that another Group Company (where relevant) pays each Specified LTIP Award Holder who is a contractor via direct transfer of funds to such contractor’s relevant bank account but subject to any deductions or withholdings required by Law (provided that there is a reasonable and good faith consultation by the Buyer with the Seller with respect to any proposed withholdings required by Law as part of which the Seller will use reasonable endeavours to provide to the Buyer’s Representatives who need to know and subject to such undertakings as to confidentiality as the Seller shall reasonably require, on request at any time after the date of this Agreement any information which is available to the Group and which the Buyer reasonably requires in order to come to a conclusion as to whether there is a requirement to deduct or withhold, including any external tax advice received by the Group in respect of the LTIP payments, which the Buyer agrees it shall take into account);

(ii) in respect of each Specified LTIP Award Holder who is an employee engaged by a Group Company via payroll, pay or procure that another Group Company (where relevant) pays such Specified LTIP Award Holder via payroll to such person’s relevant bank account; and

(iii) in respect of each Specified LTIP Award Holder who is engaged via a third party employment arrangement, pay each relevant appointed employer of record or similar third-party payroll service provider (in each case, into such employer of record’s or similar third-party payroll service provider’s relevant bank account) and direct such relevant appointed employer of record or similar third‑party payroll service provider to pay each relevant Specified LTIP Award Holder engaged via a third party employment arrangement, in each case, as soon as reasonably practicable but in any event within 40 days following such date (or such longer period as may be reasonably required in respect of any employer of record or similar third-party payroll service provider within 60 days of such event), the Initial LTIP Awards Amount payable to each relevant Specified LTIP Award Holder in the relevant local currency (or another currency if so determined by the Company acting reasonably) using such exchange rate as determined by the Company acting reasonably, and in each case, net of the relevant LTIP Employee Payroll Tax Amount (if any);

(b) deduct and promptly remit (or direct any appointed employer of record or similar third‑party payroll service provider to deduct and remit) the LTIP Employee Payroll Tax Amount in respect of each relevant Specified LTIP Award Holder (and remit or direct any appointed employer of record or similar third‑party payroll service provider to remit the LTIP Employer Payroll Tax Amount) in each case payable on the Initial LTIP Awards Amount to the relevant Tax Authority within the time period required by applicable Law. In the case of any Canadian Specified LTIP Award Holder, any tax payable on the Estimated Earn-Out LTIP Awards Amount payable at Completion will also be remitted to the relevant Tax Authority within the time period required by applicable Law (and the Canadian Specified LTIP Award Holder will not have any tax deductions from their payments when such sums are payable to them unless required by Law).

4.5 Following Completion, the Company shall (and the Buyer shall procure that the Company shall), subject always to Clause 4.6 pay or procure payment of the Earn-Out LTIP Awards Amount (if any) to the Specified LTIP Award Holders in accordance with Schedule 10.

4.6 For the avoidance of doubt, a reference to a relevant bank account in Clauses 4.3 and 4.4 means:

(a) such bank account pursuant to which the Company or a Group Company pays such contractor, employee (via payroll) or employer of record or similar third-party payroll service provider in the ordinary course of business; or

(b) such bank account that the relevant contractor, employee (via payroll) or employer of record or similar third-party payroll service provider has notified to the Company or a Group Company in writing.

5. CONDITIONS

5.1 Completion shall be subject to each of the following conditions (the “Conditions”) being satisfied (or waived in accordance with Clause 5.10) prior to the Longstop Date:

(a) subject to Clause 3.5, the Buyer Guarantor having procured that the Completion Stock and the Earn-Out Stock are approved for listing on the New York Stock Exchange, or if the Genius Common Stock is not then listed on the New York Stock Exchange, another Stock Exchange, subject only to official notice of issuance (the “Listing Condition”);

(b) the waiting period (or any extensions thereof) applicable to the Transaction under the HSR Act shall have expired or been terminated;

(c) the CMA either:

(i) confirming in writing, in response to a briefing paper submitted to it, that it has no further questions in relation to the Transaction and, as at the date on which all other Conditions are satisfied or waived, in relation to the Transaction, the CMA not having:

(A) requested in writing submission of a merger notice pursuant to section 96 of the Enterprise Act 2002 (“EA 2002”);

(B) indicated to the Buyer in writing that that it intends, or is considering whether, to commence a Phase 1 investigation;

(C) indicated in writing that the statutory review period in which the CMA has to decide whether to make a reference under section 34ZA EA 2002 has begun; or

(D) requested in writing documents, information or attendance by witnesses (including under section 109 of the EA 2002) which indicate that it is considering whether to request submission of a merger notice or whether to commence the aforementioned statutory review period;

or

(ii) issuing a decision that it is not the CMA's intention to subject the Transaction or any matter arising therefrom or related thereto or any part of it to a reference under section 33 of the EA 2002 (a “Phase 2 CMA Reference”), such decision being either unconditional or conditional on the CMA's acceptance of undertakings in lieu under section 73 of the EA 2002 (or the applicable time period for the CMA to issue either decision having expired without it having done so and without it having made a Phase 2 CMA Reference) and there having been no decision by the Secretary of State to make a reference under sections 45 or 62 of the EA 2002; or

(iii) having made a Phase 2 CMA Reference, confirming in writing that the Transaction, and any matter arising therefrom or related thereto, will not be prohibited and may proceed either conditionally or unconditionally; and

(d) any of the following has occurred:

(i) the statutory review period (pursuant to sec 11(1) or 11(1a) of the Austrian Cartel Act (“KartG”)) having expired without either of the Statutory Parties (i.e. the Austrian Federal Competition Authority or the Austrian Federal Cartel Prosecutor (pursuant to sec 40 KartG)) having requested an examination of the Transaction before the Cartel Court;

(ii) the Statutory Parties having waived their right to request an examination of the Transaction before the Cartel Court (pursuant to sec 11(4) KartG) or withdrawn their respective requests for an examination of the Transaction before the Cartel Court;

(iii) the Cartel Court having issued a legally binding clearance decision (pursuant to sec 12 KartG), a legally binding decision that no notifiable event arises in respect of the Transaction, or a legally binding decision to terminate the proceedings (pursuant to sec 14(1) KartG); or

(iv) the Austrian Supreme Cartel Court having issued a decision that the Transaction has not been prohibited.

5.2 The Buyer and the Buyer Guarantor shall use all reasonable efforts to fulfil or procure the fulfilment of the Listing Condition as soon as possible, and in any event before the Longstop Date, and will notify the Seller in writing as soon as reasonably practicable of the satisfaction of such condition.

5.3 The Buyer and the Buyer Guarantor shall, and shall ensure that their respective Representatives shall:

(a) subject to Clause 5.4, use best endeavours, co-operate in all actions and omissions and otherwise take all steps necessary, in each case at its own cost, to ensure that the Regulatory Conditions are satisfied as soon as practicable and, in any case, no later than the Longstop Date; and

(b) not take any action outside the ordinary course of business that could reasonably be expected to adversely affect or delay (in each case, other than to an immaterial extent) the satisfaction of the Regulatory Conditions (provided, however, that nothing shall prevent the Buyer, the Buyer Guarantor or their respective Affiliates from acquiring other companies, businesses or assets where any such company, business or asset is not actually or potentially active in the same relevant economic markets as the Group, or any economic markets that may be considered vertically related with the economic markets in which the Group is active).

5.4 Nothing in Clause 3.6 or Clause 5.3(a) shall require the Buyer and/or the Buyer Guarantor to offer, agree, or otherwise be obliged to:

(a) sell, divest, dispose of, close or cease any part of the business conducted by, or any material asset owned by, the Buyer or the Buyer Guarantor or their respective Affiliates, or any Group Company;

(b) hold separate or otherwise refrain from integrating all or any part of the business conducted by the Group with any of the business activities of the Buyer or the Buyer Guarantor or their respective Affiliates for any period following Completion; or

(c) clone, replicate, license or otherwise grant access to any third party to any technology platform or intellectual property rights owned by, licensed on an exclusive basis to, the Group.

5.5 Without prejudice to Clause 5.3: (a) the Buyer and the Buyer Guarantor shall, and shall ensure that their respective Representatives shall; and (b) the Seller and the Seller Guarantor shall, and shall ensure that their respective representatives shall:

(i) as soon as reasonably practicable and, in any case, within 15 Business Days after the date of this Agreement, make all filings and notifications required, and otherwise seek to obtain all consents, approvals, clearances, waivers or actions of any relevant Authorities necessary to satisfy the Regulatory Conditions;

(ii) have regular discussions with the Seller’s Solicitors or the Buyer’s Solicitors (respectively):

(A) about the scope, timing and tactics for satisfying the Regulatory Conditions as soon as practicable and in any case by the Longstop Date; and

(B) otherwise to keep the Seller’s Solicitors or the Buyer’s Solicitors (respectively) regularly and reasonably informed of the progress of any notification or filing;

(iii) provide all information which is under its control and is requested or required by any relevant Authority in relation to the Regulatory Conditions promptly and in any case in accordance with any relevant time limit (as may be extended with consent of the relevant Authority);

(iv) notify the Seller’s Solicitors or the Buyer’s Solicitors (respectively) of any material communication (whether written or oral) from any such Authority in relation to the Regulatory Conditions promptly, and in any case within two Business Days, after receipt of such communications;

(v) copy in the Seller’s Solicitors or the Buyer’s Solicitors (respectively) into all material emails to or otherwise provide the Seller’s Solicitors or the Buyer’s Solicitors (respectively) with copies of all material communications with, such Authority in relation to the Regulatory Conditions without delay, to the extent reasonably practicable;

(vi) only make material communications (whether orally or in writing) with any relevant Authority in relation to the Regulatory Conditions after:

(A) consulting with, and taking into account the views of the Seller’s Solicitors or the Buyer’s Solicitors (respectively) as to the mode, content and timing of such communications;

(B) giving the Seller’s Solicitors or the Buyer’s Solicitors (respectively) a reasonable opportunity to comment on drafts of such communications; and

(C) giving the Seller or the Buyer (respectively) a reasonable opportunity to participate, or to have the Seller’s Solicitors or the Buyer’s Solicitors (respectively) participate, in all calls and meetings with any such Authority, except to the extent of which such Authority expressly requests the Seller, the Seller Guarantor or the Seller’s Solicitors, or the Buyer, the Buyer Guarantor or the Buyer’s Solicitors (respectively) not to participate in such calls or meetings; and

(vii) without prejudice to the generality of Clause 5.5(i) to 5.5(vi), for the avoidance of doubt, Buyer and Buyer Guarantor shall have final decision-making authority with respect to all strategic decisions surrounding execution of and matters relating to achieving the Regulatory Conditions.

5.6 The Seller shall, and shall ensure that its Affiliates and, before Completion, each Group Company shall, so far as each is able and to the extent that it is within its power to do so, provide the Buyer and any relevant

Authority in respect of the Regulatory Conditions with any information and documents reasonably required for the making of any filings, notifications or communications to any such Authority which are required to satisfy a Regulatory Condition.

5.7 Nothing in this Clause 5 shall require a party to disclose, or ensure the disclosure of, commercially sensitive or legally privileged information regarding itself or its Representatives to another party, except to the extent of which it is necessary to ensure that the Regulatory Conditions and any obligations under Clause 5.9 are satisfied, in which case such disclosure shall be on a confidential external counsel-to-counsel basis only.

5.8 The Buyer shall bear all costs and expenses in connection with complying with the satisfaction of the Conditions (including any filing fees and filings under the HSR Act), except that the Buyer and the Seller shall each bear the costs and expenses of their own legal counsel and other professional advisors, including for the avoidance of doubt, any economic consulting firms or electronic discovery vendors (which, for the Seller, includes those of the Group Companies).

5.9 Each party shall, to the extent permitted by Law:

(a) give written notice to each other party promptly and in any case, within two Business Days after each time it becomes aware that:

(i) a Condition has been satisfied;

(ii) an event, circumstance or condition has occurred which is reasonably likely to prevent a Condition from being satisfied by the Longstop Date; or

(iii) a Condition will not be satisfied by the Longstop Date; and

(b) at the same time (or promptly after giving such written notice) give each other party reasonable evidence of the same.

5.10 The Buyer and the Seller may, to such extent as they think fit and are legally entitled to do so, jointly waive any of the Conditions, in whole or in part, by agreement in writing between them.

5.11 If notice is given pursuant to Clause 5.9(a)(iii) in respect of a Condition written notice to terminate this Agreement, following which Clause 20 shall apply, may be given to each other party by the Buyer or the Seller.

5.12 If the Conditions are not all satisfied (or waived in accordance with Clause 5.10) by the Longstop Date, this Agreement shall automatically terminate with immediate effect, following which Clause 20 shall apply.

6. PRE-COMPLETION OBLIGATIONS

6.1 During the period from the date of this Agreement to Completion the Seller shall perform its obligations as set out in Schedule 2.

6.2 No fewer than seven Business Days prior to Completion, the Seller shall provide the Buyer with a schedule in writing (the “Completion Schedule”) setting out the details of:

(a) details the Seller’s Nominated Bank Account;

(b) the Estimated Cash;

(c) the Estimated Third Party Debt;

(d) the Estimated Working Capital;

(e) the Initial LTIP Awards Amount, Earn-Out LTIP Awards Amount (in respect of the Non-Specified LTIP Award Holders) and the Estimated Earn-Out LTIP Awards Amount (in respect of the Specified LTIP Award Holders), and the respective allocation of such amounts payable to each relevant LTIP Award Holder (the “LTIP Allocation Schedule”);

(f) the Initial LTIP Employer Payroll Tax Amount;

(g) the Top Up Bonus Amount (if any) and Top Up Bonus Employer Payroll Tax Amount (if any) and the respective allocation of such Top Up Bonus Amounts payable to each relevant Specified LTIP Award Holder (together with the LTIP Allocation Schedule, the “Incentives Allocation Schedule”);

(h) the Earn-Out LTIP Employer Payroll Tax Amount in relation to Non-Specified LTIP Award Holders;

(i) the LTIP Employer Payroll Tax Amount payable on the Estimated Earn-Out LTIP Amount in relation to any Canadian Specified LTIP Award Holders;

(j) the Initial Consideration; and

(k) the Shareholder Debt Amount (inclusive of principal and interest accrued up to and including Completion),

together with reasonable supporting information for the calculation of the above items, for the Buyer’s review for manifest error or fraud.

6.3 Following delivery of the initial Incentives Allocation Schedule, the Buyer shall update the Incentives Allocation Schedule from time to time to reflect: (a) any changes in entitlement due to the termination of employment/engagement of any Specified LTIP Award Holders, including pursuant to the operation of Rule 7.2 of the LTIP and the relevant continued employment provisions of the applicable LTIP award agreements (if applicable); and (b) any changes to the value of the Earn-Out LTIP Awards Amount in accordance with Schedule 10, and any payments of the relevant LTIP Award Amounts and Top Up Bonus Amounts shall be made as per the updated Incentives Allocation Schedule. Save for any changes contemplated in the foregoing, the determination of the apportionment of the LTIP Awards Amount by the Seller in the initial Incentives Allocation Schedule shall (save in the case of fraud or manifest error in calculation) be final and binding on all parties and the aggregate LTIP Awards Amount and Top Up Bonus Amounts as updated from time to time should under no circumstance exceed such amounts contained in the initial Incentives Allocation Schedule (save in the case of fraud or manifest error in calculation). No further LTIP Awards will be granted to any person after Completion and any reductions to the entitlements of Specified LTIP Award Holders in accordance with the LTIP or Top Up Bonus Letter will correspondingly reduce the relevant LTIP Awards Amount and/or Top Up Bonus Amount (and therefore potentially reduce the corresponding LTIP Employer Payroll Tax Amount and Top Up Bonus Employer Payroll Tax Amount) accordingly. The parties agree that the Buyer shall not exercise any discretion or decisions (and shall procure no such decisions or discretions are exercised by the board of directors of the Company) under and in connection with the LTIP and/or the Top Up Bonus Letter following Completion other than pursuant to and in accordance with Rule 7.2 of the LTIP and the relevant continued employment provisions in the option award agreements or the Top Up Bonus Letters, if applicable (the “Permitted Discretion”). To the extent the Buyer intends to exercise or procure the exercise of the Permitted Discretion the Buyer shall consult with the Seller in advance and, acting reasonably, take into account any reasonable views expressed by the Seller. The Buyer shall not be permitted to amend the rules of, or terminate, the LTIP or any provisions in the LTIP award agreements, without the consent of the Seller. For the avoidance of doubt, no malus and clawback provisions under the LTIP or the applicable award agreements shall be exercised following Completion.

6.4 The Seller shall deliver to the Buyer a draft of the Completion Disclosure Letter not less than five Business Days prior to Completion.

6.5 Prior to the Completion Date, the Seller shall, or shall cause its relevant Affiliate, to: (a) use its commercially reasonable efforts to secure, from each person who has a right (even if contingent) to any payments or benefits that, individually or in the aggregate, could be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code), a waiver, subject to the approval described in (b), of such person’s rights to all of such payments and benefits that exceed an amount equal to three times such person’s “base amount” (within the meaning of Section 280G of the Code) less one dollar (the

“Waived 280G Benefits”); (b) solicit the approval of the Seller or relevant Affiliate’s stockholders, in a manner intended to comply with Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, of any Waived 280G Benefits; and (c) deliver to the Buyer written evidence that either: (i) the requisite vote was obtained with respect to the Waived 280G Benefits (the “280G Approval”); or (ii) the 280G Approval was not obtained and, as a consequence, the Waived 280G Benefits shall not be retained, made or provided. No later than five (5) days prior to distributing any materials relating to such vote (including any waivers, consents or disclosure statements, and the related Code Section 280G analysis and calculations), the Seller shall provide the Buyer with drafts of such materials and shall consider in good faith all of the Buyer’s reasonable comments thereto. The Buyer shall provide to the Seller, no less than fifteen (15) days prior to the Completion Date, any arrangements entered into at the direction of the Buyer or between the Buyer and its Affiliates, on the one hand, and any disqualified individual, on the other hand (“Buyer Arrangements”), and the Seller and the Buyer shall cooperate in good faith with respect to calculating the value of such arrangements; provided, however, that if such Buyer Arrangements are not provided (or are provided to the Seller fewer than fifteen (15) days prior to the Completion Date), compliance with the remainder of this Clause 6.5 shall be determined as if such Buyer Arrangements had not been entered into.

6.6 During the period from the date of this Agreement to Completion the Seller shall:

(a) in respect of the Halifax Canada Lease, use commercially reasonable endeavours to obtain the landlord’s written consent to the change of control of the tenant of the Halifax Canada Lease in accordance with the provisions of the Halifax Canada Lease;

(b) in respect of the Toronto Canada Lease, use commercially reasonable endeavours to obtain the landlord’s written consent to the change of control of the tenant of the Toronto Canada Lease in accordance with the provisions of the Toronto Canada Lease;

(c) co-operate with any reasonable request from the Buyer for assistance in connection with the registration of any member of the Buyer Group as a Sports Wagering Registrant with the Kansas Racing and Gaming Commission, including by promptly providing such information as may be reasonably required by the Buyer (or as may be required or requested by the Kansas Racing and Gaming Commission) to evaluate and effect such registration. Notwithstanding the foregoing, upon being notified of any request from the Kansas Racing and Gaming Commission (or any other regulator in relation thereto, as applicable) for personal or proprietary information related to the Seller Guarantor, the Seller may provide such requested information directly to the Kansas Racing and Gaming Commission. To the extent such information is provided to the Buyer Group, the Buyer Group undertakes to treat such information as strictly confidential and shall only disclose any such information (or part thereof) to such of their Representatives as have a need to know such information for the purpose of effecting such registration and subject to such undertakings as to confidentiality as the Seller Guarantor shall reasonably require, and in any case in a confidential manner so as to preserve the confidentiality of the Seller Guarantor’s personal and proprietary information; and

(d) use all reasonable endeavours to obtain the prior written approval of the Colorado Division of Gaming in relation to the change of control of each Vendor Minor licence held by a Group Company issued by the Colorado Division of Gaming.

6.7 During the period from the date of this Agreement to Completion the Buyer shall co-operate with any reasonable request from the Seller for assistance in connection with filings, approvals, or other information required by any U.S. gaming or wagering regulator in relation to the licenses held by any member of the Group Company. The Buyer shall promptly provide such information where required or when requested by the relevant U.S. gaming or wagering regulator directly to such regulator in order to enable the notification, registration, or approval by any member of the Group Company in connection with the Transaction.

6.8 During the period from the date of this Agreement to Completion, the Buyer and Seller shall use their respective reasonable endeavours to (acting reasonably and in good faith) ensure that each of the following are in Agreed Form by such date falling two calendar months after the date of this Agreement and in any event on or before Completion:

(a) the Option Holder Letter;

(b) the Phantom Award Holder Letter; and

(c) the Wise Option Cancellation Agreement.

6.9 The Seller and the Seller Guarantor each acknowledge that it is the Buyer’s intention that each Senior Manager enters into a new service agreement or terms of engagement with a member of the Buyer Group as soon as practicable following the date of this Agreement. The Seller and the Seller Guarantor shall cooperate in good faith to assist the Buyer in arranging access to each Senior Manager for the purpose of such Senior Manager entering into such a new service agreement or terms of engagement as soon as practicable following the date of this Agreement.

7. COMPLETION

7.1 Subject to Clauses 3.7 and 3.9, Completion shall take place at the offices of the Seller’s Solicitors (or at any other place as agreed in writing by the Seller and the Buyer) on:

(a) the last Business Day of the month in which the last of the Conditions to be satisfied or waived is satisfied or waived (or, if the last of the Conditions to be satisfied or waived is satisfied or waived fewer than 10 Business Days before the last Business Day of that month, on the last Business Day of the following month) provided, further, that if Completion would otherwise fall to occur prior to the first Business Day following 20 March 2026, Completion shall take place on 31 March 2026 unless otherwise agreed in writing by the Seller and the Buyer; or

(b) any other date agreed in writing by the Seller and the Buyer.

7.2 At Completion:

(a) the Seller shall do or procure the carrying out of all those things listed in paragraph 1 of Schedule 3; and

(b) the Buyer shall do or procure the carrying out of all those things listed in paragraph 2 of Schedule 3.

7.3 At Completion:

(a) the Buyer shall make a payment on behalf of each relevant Group Company to the Seller’s Nominated Bank Account of an amount equal to the Shareholder Debt Amount as has been notified to the Buyer in accordance with Clause 6.2(k); and

(b) the Seller and the Seller Guarantor each acknowledge that the payment by the Buyer in accordance with Clause 7.3(a) shall be in full and final settlement and satisfaction of the obligation of any Group Company to repay any amount under the Shareholder Loans.

7.4 All documents and items delivered and payments received in connection with Completion shall be held by the recipient to the order of the person delivering or making them.

7.5 Simultaneously with:

(a) the delivery of all documents and items required to be delivered;

(b) the receipt of all payments required to be made; and

(c) the performance of all other obligations required to be performed at Completion,

(and in the case of Clause 7.7(b), other than any such delivery, payment or performance to the extent such is not practicable), all such documents, items and payments shall cease to be held to the order of the person delivering or making them, shall be released and Completion shall be deemed to have taken place.

7.6 No party shall be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares is completed simultaneously.

7.7 Without prejudice to Clause 20 or any other rights and remedies a party may have, if the Seller does not comply with its obligations under paragraph 1.1 of Schedule 3 (other than 1.1(g), 1.1(h) or 1.1(o)) or the Buyer does not comply with its obligations under Clause 7.3 or paragraph 2.1 of Schedule 3 on the date on which Completion is scheduled to occur, the Buyer (in the case of non-compliance by the Seller) and the Seller (in the case of non-compliance by the Buyer) shall each be entitled by notice in writing to each other party, at its discretion:

(a) to defer Completion to the last Business Day of the following month or any other date set for Completion as may be agreed between the Buyer and the Seller. In such event:

(i) the Seller shall provide the Buyer with confirmation of the Shareholder Debt Amount due as at the revised date set for Completion and such amount shall replace the amount in any prior Completion Schedule;

(ii) the Seller may, at their election, provide the Buyer with an updated Completion Schedule in accordance with the requirements of Clause 6.2 (save that references therein to “Completion” shall be to Completion as so deferred), which shall then constitute the Completion Schedule for the purposes of this Agreement in lieu of any prior Completion Schedule; and

(iii) this Clause 7.7 shall also apply to Completion so deferred;

(b) so far as practicable, to complete the sale and purchase of the Shares in accordance with Clause 7.2 and Schedule 3; or

(c) if:

(i) the date on which Completion is first scheduled to occur is after the Longstop Date, to terminate this Agreement by notice in writing to each other party, following which Clause 20 shall apply; or

(ii) the date on which Completion is first scheduled to occur is on or before the Longstop Date, provided Completion has been deferred in accordance with Clause 7.7(a) at least once by it, to terminate this Agreement by notice in writing to each other party, following which Clause 20 shall apply.

8. COMPLETION ACCOUNTS

8.1 In respect of the Completion Accounts, the parties shall comply with the requirements set out in Schedule 7.

8.2 Within ten Business Days, starting on the day after the Completion Accounts become binding in accordance with the provisions of Schedule 7, the following payments shall be made (together with such interest payments required under Clause 8.3):

(a) in respect of the Cash at Completion:

(i) if the Cash is less than the Estimated Cash, the Seller shall repay to the Buyer an amount equal to such difference; or

(ii) if the Cash is greater than the Estimated Cash, the Buyer shall pay to the Seller an amount equal to such difference;

(b) in respect of the Third Party Debt at Completion:

(i) if the Third Party Debt is less than the Estimated Third Party Debt, the Buyer shall pay to the Seller an amount equal to such difference; or

(ii) if the Third Party Debt is greater than the Estimated Third Party Debt, the Seller shall repay to the Buyer an amount equal to such difference;

(c) in respect of the Working Capital at Completion:

(i) if the Working Capital is less than the Estimated Working Capital, the Seller shall repay to the Buyer an amount equal to such difference; or

(ii) if the Working Capital is greater than the Estimated Working Capital, the Buyer shall pay to the Seller an amount equal to such difference,

and it is agreed that any amounts payable by the Buyer to the Seller under this Clause 8.2 shall, to the extent able, be set off against amounts payable by the Seller to the Buyer under this Clause 8.2 and the net amount outstanding (if any) (such amount being the “Consideration Balancing Payment”) shall be satisfied by:

(i) if the Consideration Balancing Payment is owing from the Seller to the Buyer, the Seller shall pay to the Buyer an amount equal to the Consideration Balancing Payment; or

(ii) if the Consideration Balancing Payment is owing from the Buyer to the Seller, the Buyer shall pay to the Seller an amount equal to the Consideration Balancing Payment.

8.3 Any amount to be paid in accordance with Clause 8.2(a), 8.2(b), and 8.2(c) shall include interest calculated from the Completion Date to the date of payment at a rate of 2% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period (accruing on a daily basis and assuming a 365 day year).

9. POST-COMPLETION OBLIGATIONS

9.1 In respect of Third Party Guarantees:

(a) the Buyer shall use its reasonable efforts to ensure that as soon as reasonably practicable after Completion, the Seller and each of its Affiliates is released from all Third Party Guarantees given by the Seller or any of its Affiliates in respect of obligations of any Group Company and pending release of any such Third Party Guarantee, the Buyer shall indemnify the Seller and each of its Affiliates against, and pay on demand an amount equal to all Losses arising after Completion under or by reason of such Third Party Guarantee; and

(b) the Seller shall use its reasonable efforts to ensure that as soon as reasonably practicable after Completion, each Group Company is released from all Third Party Guarantees given by it in respect of obligations of the Seller, any of its Affiliates or any of their respective Connected Persons and pending release of any such Third Party Guarantee, the Seller shall indemnify the Buyer and each Group Company on demand against all Losses arising after Completion under or by reason of such Third Party Guarantee.

9.2 The Buyer shall put in place and maintain until the sixth anniversary of the Completion Date run-off directors’ and officers’ insurance (“D&O Insurance”) in respect of those directors of any Group Company who resign from any board of a Group Company at or prior to Completion, providing a level of cover no less extensive than that which is in place as at the date of this Agreement. The Buyer shall, upon request, provide any such director covered by the D&O Insurance with a copy of the terms and conditions of the D&O Insurance and confirm that all required premiums and other payments have been made in respect of the D&O Insurance. The Buyer undertakes that it shall not take or omit to take (and shall procure that each member of the Buyer Group shall not take or omit to take) any action which has the effect of invalidating the D&O Insurance. Any such director covered by the D&O Insurance may enforce this Clause 9.2 under the Contracts (Rights of Third Parties) Act 1999.

9.3 For a period of seven years from Completion, the Buyer shall, and shall procure that each Group Company shall:

(a) preserve and maintain all material books, records and documents which relate to the Taxation of the Group and each Group Company and pertain to events occurring prior to Completion; and

(b) make all books, records and documents which relate to the Group (insofar as the same record matters occurring on or before Completion) or, if practicable, the relevant parts of those books,

records and documents, available for inspection by the Seller and its Representatives, and to permit the Seller and its Representatives to have access during Working Hours to, and to take copies (at such person’s own expense) of such books, records and documents (or the relevant parts of those books, records and documents), in each case to the extent reasonably required by the Seller or its Representatives for tax, regulatory or accounting purposes or to comply with any Law or requirement of any Authority, whether or not such requirement has the force of law, subject to reasonable advance notice being given and subject to the Seller and its Representatives (as applicable) giving such undertakings as to confidentiality as the Buyer or any Group Company shall reasonably require.

9.4 If, after Completion, the Seller or any of its Affiliates owns any asset (including, for the avoidance of doubt, any Intellectual Property) which in the two years prior to Completion was used exclusively or predominantly by or for the purpose of the business of the Group, except with respect to: (a) the domain names listed in the Domain Name Carve-Out; and (b) the domain name [***].com (together with any related email addresses and/or email accounts) (each such asset other than such a domain name, a “Relevant Asset”), the Seller shall take all steps reasonably necessary to transfer (or to procure the transfer of) the Relevant Asset to the Buyer or a member of the Buyer Group nominated by the Buyer for nominal consideration as soon as practicable after becoming aware of the ownership of the Relevant Asset.

9.5 For so long as the Seller or any member of the Seller Controlled Group directly or indirectly holds any shares in the Buyer Guarantor, the Seller Guarantor shall co-operate with any reasonable request from the Buyer Guarantor for the provision of information about the Seller Guarantor or any member of the Seller Controlled Group that holds shares in the capital of the Buyer Guarantor, in each case that is reasonably required for ordinary course compliance purposes by the Buyer Guarantor in order to make any regulatory filings with: (a) the UK Gambling Commission (or any equivalent Gaming Authority) or; (b) the SEC (or any other Authority in connection with the Buyer Guarantor’s status as a listed status on the New York Stock Exchange), in each case, to the extent required by Law or as required from time to time by any such Authority. Notwithstanding the foregoing, the Seller Guarantor may provide such requested information directly, if applicable, to any such Authority. To the extent that information is provided to the Buyer Guarantor about the Seller Guarantor, the Buyer Guarantor undertakes to treat such information as strictly confidential and shall only disclose any such information (or part thereof): (c) if required by Law or required by any Authority; or (d) to such of its Representatives as have a need to know such information for the purpose of making the relevant regulatory filing or providing such information to such relevant Authority, and subject to such undertakings as to confidentiality as the Seller Guarantor shall reasonable require, and in any case in a confidential manner so as to preserve the confidentiality of the Seller Guarantor’s personal and proprietary information.

9.6 For the avoidance of doubt, the parties acknowledge that any updates of the Incentives Allocation Schedule and exercise of discretion in connection with the LTIP and/or the Top Up Bonus Letter following Completion shall be done in accordance with Clause 6.3.

9.7 The Seller Guarantor undertakes that, for so long as the Seller or any member of the Seller Controlled Group holds any shares in the Buyer Guarantor, at any meeting of shareholders of the Buyer Guarantor or at any adjournment or postponement thereof (a “Shareholder Meeting”) or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the shareholders of the Buyer Guarantor is required or permitted (“Other Voting Circumstances”), the Seller Guarantor shall cause any voting securities of the Buyer Guarantor (which have a right to vote at such Shareholder Meeting or Other Voting Circumstance) beneficially owned by any member of the Seller Controlled Group to be counted as present (in person or by proxy) for purposes of establishing quorum (where relevant) and shall vote (or cause to be voted) such voting securities:

(a) in favour of any voting matter that the board of directors of the Buyer Guarantor (or any committee thereof) has recommended to its shareholders to vote in favour for, including for the avoidance of doubt, whether by written resolutions, information circular, proxy statement or otherwise; and

(b) against any voting matter that the board of directors of the Buyer Guarantor (or any committee thereof) has recommended to its shareholders to vote against, including for the avoidance of doubt, whether by written resolutions, information circular, proxy statement or otherwise.

10. release of claims

10.1 With effect from Completion, except in the case of fraud by the relevant Released Person, and without prejudice to any matter agreed in the Transaction Documents, the Seller: (a) waives any and all Outstanding Claims it has or may have; and (b) shall not, at any time, bring or make any claim, proceeding, suit or action (or similar) against any Released Person in respect of any Outstanding Claim.

10.2 With effect from Completion, except in the case of fraud by the relevant Released Person, and without prejudice to any matter agreed in the Transaction Documents, the Seller shall procure that each of its Affiliates and its and their members, directors, officers and employees: (a) waives any and all Outstanding Claims that such Affiliate, member, director, officer or employee has or may have (in each case in their capacities as members, directors, officers or employees of the Seller, any of its Affiliates, and/or any Group Company, other than in relation to fees or salary due to them in the ordinary course of their employment or engagement as such); and (b) shall not, at any time, bring or make any claim, proceeding, suit or action (or similar) against any Released Person in respect of any Outstanding Claim.

10.3 With effect from Completion, the Seller shall not make, and shall procure that none of its Affiliates or its or their members, directors, officers or employees makes, in connection with any claim under this Agreement, any claim against any Released Person on whom it may have relied before entering into this Agreement or making or authorising any statement in this Agreement, the Disclosure Letter or the Completion Disclosure Letter.

10.4 Each Released Person may enforce this Clause 10 under the Contracts (Rights of Third Parties) Act 1999 if that person has first obtained the Buyer’s written consent to do so. No Released Person may assign any rights it may have under this Clause 10.

10.5 Each of the Buyer and the Seller acknowledge and agree that, except in the case of fraud and without prejudice to any matter agreed in the Transaction Documents, it shall have no rights or remedies against and shall not bring or make any claim, proceeding, suit or action against [***] or [***] (or their alternates) in respect of anything done by them in the proper course of their duties as directors (or as alternate directors) of the Seller and/or any Group Company in the context of the Transaction (each of whom shall be entitled to enforce this Clause 10.5 under the Contracts (Rights of Third Parties) Act 1999), and each of the Buyer and the Seller hereby irrevocably release, waive, forfeit and/or extinguish any such claim, proceeding, suit or action, provided that: (a) nothing in this Clause 10.5 shall operate as a waiver of any breach of their respective service or employment agreements that would give rise to a right of summary dismissal; and (b) for the avoidance of doubt, this Clause 10.5 shall not prevent or require any release, waiver, forfeiture and/or extinguishment of any claim, proceeding, suit or action by the Buyer against the Seller.

10.6 Each of the Seller and the Seller Guarantor acknowledge and agree that, except in the case of fraud, they shall have no rights or remedies against the Buyer for breach of any of the Buyer’s warranties in Clause 12.1, or against the Buyer Guarantor for breach of any of the Buyer Guarantor’s warranties in Clause 13.1 to the extent that the alleged loss suffered by the Seller or the Seller Guarantor in respect of the breach of warranty given under this Agreement is or results from the diminution in the share price on the stock exchange on which the Buyer Guarantor is listed of any Consideration Stock issued to the Seller pursuant to the terms of this Agreement or of any other shares in the Buyer Guarantor directly or indirectly held by the Seller or the Seller Guarantor from time to time.

11. WARRANTIES AND UNDERTAKINGS OF THE SELLER

11.1 The Seller warrants to the Buyer that each of the Warranties is true and accurate:

(a) as at the date of this Agreement; and

(b) as at Completion as if repeated immediately prior to Completion and on the basis that any reference made to the date of this Agreement (whether express or implied) in any Warranty shall be considered a reference to the Completion Date.

11.2 Each of the Warranties shall be construed as being separate and independent.

11.3 Each Warranty in paragraph 2 of Schedule 4 is given by the Seller in respect of itself only.

11.4 Warranties qualified by the expression “so far as the Seller is aware” (or any similar expression) are deemed to be given by the Seller only on the basis of the actual knowledge of those persons whose names are included in paragraph 1 of the Seller Awareness List, in each case, as at the date of this Agreement, after having made reasonable enquiries of those persons included in paragraph 2 of the Seller Awareness List (or the awareness of such persons if such enquiries had been made, in the event such enquiries were not made) and with such persons not being under any obligation to make any enquiries of any other persons, but excluding any other: (a) deemed, constructive or imputed knowledge of the Seller, any Group Company or any of their respective employees, advisors, consultants, directors or officers; or (b) actual, deemed, constructive or imputed knowledge of any third party, including any advisor or agent of the Seller or any Group Company.

11.5 Notwithstanding any other provision of this Agreement, the provisions of this Clause 11 and Schedule 5 shall operate to limit the liability of the Seller in respect of any Claim.

11.6 The Seller acknowledges that the Buyer is arranging the Debt Financing and shall use all reasonable endeavours to provide, and shall use all reasonable endeavours to cause each Group Company to provide, such cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by the Buyer, in each case with reasonable prior notice and at the Buyer’s sole cost and expense, including to use all reasonable endeavours to:

(a) make available to the Buyer, its advisors and its Debt Financing Sources such financial and other pertinent information regarding the Company and each Subsidiary of the Company as may be reasonably requested by the Buyer and is reasonably and customarily required in connection with the Debt Financing, including:

(i) the unaudited financial statements of the Company for the most recent fiscal quarter of the Company ended ninety (90) days prior to the Completion Date and the audited financial statements of the Company for the most recent fiscal year of the Company ended one hundred and fifty (150) days prior to the Completion Date;

(ii) such information as is reasonably necessary to allow the Buyer and its advisors to prepare pro forma financial statements to the extent reasonably required in connection with the Debt Financing; and

(iii) customary authorisation letters with respect to information provided by the Company and its Subsidiaries only (including customary representations with respect to accuracy of information and material non-public information with respect to the Company and its Subsidiaries only);

(b) assist with the preparation of lender and investor presentations, rating agency presentations, bank information memoranda, marketing materials reasonably and customarily required and other similar documents and materials in connection with the Debt Financing and participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions (in each case, via video conference, at the Seller’s election) with providers or potential providers of the Debt Financing and ratings agencies and otherwise assisting in the marketing efforts of the Buyer and its Debt Financing Sources to the extent reasonably requested upon reasonable notice;

(c) deliver, at least three Business Days prior to the Completion Date, all documentation and other information as is reasonably requested by the Buyer and its Debt Financing Sources at least 10 Business Days prior to the Completion Date with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230); and

(d) assist with the Buyer’s preparation, negotiation and execution of definitive written financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) as may reasonably be requested and subject to the occurrence of Completion, provided that:

(i) nothing in this Clause 11.6 will require any such cooperation to the extent that it would:

(A) require the Company or any of its Subsidiaries to pay any fees or reimburse any expenses on or prior to the Completion Date for which it has not received prior reimbursement or is not otherwise explicitly indemnified by or on behalf of the Buyer;

(B) require the Company or any of its Subsidiaries to give or agree to give to any other person any indemnities in connection with the Debt Financing that are effective prior to the Completion Date;

(C) provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under applicable Law or the provisions of any contract (including any confidentiality agreement or similar agreement or arrangement) or such provision would jeopardize any legal professional privilege or would cause the Seller to breach this Agreement;

(D) take any action which would result in the Company or any of its Subsidiaries or any of its or their respective Affiliates incurring any liability with respect to matters relating to the Debt Financing or cause any director, officer or employee of the Company or any of its Subsidiaries or any of its or their respective Representatives to incur any personal liability in connection with the Debt Financing;

(E) require the delivery of any legal opinions;

(F) require the Company or any of its Subsidiaries or Affiliates or its or their respective officers, directors, employees, accountants, consultants, legal counsel, affiliates, advisers, agents or other representatives to provide:

(I) pro forma financial information, including pro forma cost savings, synergies, capitalisation or other pro forma adjustments desired to be incorporated into any pro forma financial information;

(II) any description of all or any component of the Debt Financing (including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”); or

(III) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing,

(which items (I) through (III) above shall be the sole responsibility of the Buyer); or

(G) unreasonably interfere with the ongoing business operations of the Company and its Subsidiaries; and

(ii) notwithstanding the foregoing:

(A) none of the Company or any of its Subsidiaries or its or their officers or employees shall be required to execute or enter into any agreement with respect to the Debt Financing (other than (x) those officers or employees continuing in such roles after Completion, and solely with respect to agreements contingent upon Completion and that would not be effective prior to Completion, and (y) the customary authorisation letters referred to above including in any marketing materials for the Debt Financing);

(B) no directors of the Company or its Subsidiaries shall be required to approve, adopt, execute or enter into or perform any agreement or resolution with respect to the Debt Financing that is not contingent upon Completion or that would be effective prior to Completion; and

(C) the obligations of the Seller and its related parties under this Clause 11.6 shall be subject to the Debt Financing Sources being bound by confidentiality agreements in accordance with customary market practice.

11.7 The Seller shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financing for a reasonable amount of time prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Authority) and the Buyer shall consider any such comments in good faith.

11.8 The Buyer shall indemnify and hold harmless the Seller, the Group Companies and each of their respective Representatives, from and against any and all liabilities, and reasonably incurred and documented, third-party costs or expenses in connection with the Debt Financing or any information or assistance provided in connection therewith by such persons, except to the extent arising from the gross negligence, bad faith, willful misconduct, fraud or intentional misrepresentation of the Seller, the Group Companies or any of their respective Representatives. Following the earlier of the Completion Date and the date of termination of this Agreement in accordance with Clause 20, the Buyer shall promptly reimburse the Seller and the Group Companies for any reasonably incurred and documented out-of-pocket third-party costs and expenses incurred by the Seller and the Group Companies and each of their respective Representatives in connection with the Debt Financing or any assistance provided by such persons in connection therewith.

11.9 The Seller consents and shall procure that each Group Company consents to the use of the logos of the Company and each of its Subsidiaries in connection with the Debt Financing, provided that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company and/or its Subsidiaries or their reputation or goodwill.

11.10

(a) During the period beginning on the date of this Agreement and ending on the earlier of the Completion Date and the termination of this Agreement pursuant to Clause 20 (the “Cooperation Period”), the Seller and the Company shall use reasonable endeavours to prepare or cause to be prepared the: (i) audited consolidated financial statements of the Company and its Subsidiaries as of the end of and for the two fiscal years ended on 30 November 2025; and (ii) unaudited consolidated financial statements of the Company and its Subsidiaries for any completed quarter or interim fiscal period ended after 30 November 2025, in each case prepared in compliance with Regulation S-X of the Securities Act applicable to the financial statements of acquired companies under Rule 3-05 of Regulation S-X and that are reasonably expected to be required to be included or incorporated by reference in any filing of the Buyer Guarantor with the SEC (the “Required Financial Statements”). Without limiting the generality of the foregoing, as promptly as practicable following a written request therefor by the Buyer, but no later than 30 days following the date of such request, the Company shall use reasonable endeavours to engage an accounting consulting firm and/or qualified auditor selected by the Company with the consent of the Buyer (the “Auditor”) (such consent not to be unreasonably withheld, conditioned or delayed, and it being acknowledged that the Buyer consents to the engagement of the Company’s existing auditor), which may be the Company’s existing auditors, to assist with the preparation and audit or review, as applicable, of the Required Financial Statements.

(b) During the Cooperation Period: (i) the Company shall reasonably cooperate with the Buyer Guarantor and provide such records, documents and financial and pertinent information regarding the Company and its Subsidiaries as may be reasonably requested in writing by the Buyer Guarantor or its Representatives, including any required management representation letters to the Company’s auditors (including the Auditor) and reasonable access, upon reasonable prior notice, to the Company’s personnel, auditors and other third-party advisors, in each case, in order to enable the Buyer Guarantor or its Representatives to prepare all pro forma financial statements reasonably expected to be required in connection with any filing of the Buyer Guarantor containing the Required Financial Statements; provided, that none of the Company or any of its Affiliates shall be required to provide or prepare any pro forma financial information, including pro forma cost savings, synergies, capitalisation or other pro forma adjustments required or desired to be incorporated into any pro forma financial information; and (ii) as promptly as practicable following any written request therefor by the Buyer: (A) appropriate members of the Company’s management shall provide the Buyer with an update regarding the status of the Required Financial Statements; and (B) the Company shall request the Auditor provide the Buyer with an update regarding its progress with respect to any audit or review of the Required Financial Statements, as applicable; provided, that the frequency of such updates is no more than weekly.

(c) During the Cooperation Period, the Company shall request its independent auditors (including, if applicable, the Auditor) to provide their written consent: (i) for the inclusion or incorporation by reference of the Company’s audited financial statements (and any applicable audit opinion or report) contained in the Required Financial Statements in any filing of the Buyer Guarantor with the SEC following the Completion Date; and (ii) to be named as an expert therein.

(d) If this Agreement is terminated for any reason, the Buyer shall reimburse the Company for all reasonably incurred and documented out-of-pocket costs and expenses, including all reasonably incurred and documented fees and expenses of accounting advisors, auditors and other advisors engaged with the consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed, and it being acknowledged that the reasonable fees and expenses of the Auditor are consented to by the Buyer), incurred by the Seller or any Group Company, their Affiliates or their respective Representatives in connection with the obligations of the Company pursuant to this Clause 11.10 (“Buyer Audit Expenses”); provided that Buyer Audit Expenses shall not include any out-of-pocket costs and expenses incurred in connection with the preparation of any financial statements or other disclosures or data that would be prepared by the Seller or any Group Company in the ordinary course of business.

12. WARRANTIES AND UNDERTAKINGS OF THE BUYER

12.1 The Buyer warrants to the Seller as at the date of this Agreement and as at Completion as if repeated immediately prior to Completion that:

(a) the Buyer is validly incorporated, in existence and duly registered under the laws of its country of incorporation;

(b) the Buyer has taken all necessary action and has all requisite corporate power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms;

(c) this Agreement and the other Transaction Documents to which the Buyer is a party constitute (or shall constitute when executed) valid, legal, binding and enforceable obligations on the Buyer in accordance with their terms;

(d) the execution and delivery of this Agreement and the other Transaction Documents by the Buyer and the performance of and compliance with their terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Buyer, any agreement or instrument to which the Buyer is a party or by which it is bound or any Law, order or judgment that applies to or binds the Buyer or any of its property;

(e) based on the information about the Group provided to the Buyer’s Solicitors by or on behalf of the Seller and the Group prior to the date of this Agreement, no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority (other than the Listing Condition and the Regulatory Conditions is required to be obtained, or made, by the Buyer to authorise the execution or performance of this Agreement or any Transaction Document by the Buyer;

(f) no receiver or administrative receiver or manager or receiver and manager or trustee or similar person has been appointed over the whole or any part of the assets or undertaking of the Buyer. No administrator has been appointed in respect of the Buyer, nor has any administration order been made in respect of the Buyer and no petition or application for such an order or any notice of appointment of, or of any intention to appoint, an administrator has been threatened, presented, made, served or filed;

(g) no voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement between the Buyer and its creditors (or any class of them) has been proposed or approved by the Buyer other than in the ordinary course of business;

(h) the Buyer has delivered copies of the Debt Financing Agreements fully executed (other than in the case of the Interim Facilities Agreement, the form of which is scheduled to the Debt Commitment Letter) by Affiliates of the Buyer and the financiers named as party thereunder which are enforceable by the Buyer or its Affiliates and pursuant to which each financing party thereunder has agreed, on the terms and subject to the conditions set out therein, to provide debt financing as set out therein (including pursuant to any Long-Term Financing Instrument or (if applicable) Alternative Debt Financing (as defined below)) (the “Debt Financing”);

(i) pursuant to the Debt Financing Agreements, the Buyer (through its Affiliates) has committed funds on a customary European “certain funds” basis for private acquisitions, as approved by the Seller, immediately (subject only to customary conditions such as the entry into the Interim Facilities Agreement and ancillary documents and the delivery of a drawdown notice, which are in the Buyer’s control or subject to an undertaking by the finance parties to the Debt Financing Agreements) available to it that will be sufficient as at Completion, to enable the Buyer to satisfy its payment obligations in relation to the Initial Cash Consideration payable by it at Completion under this Agreement (the “Debt Financing Sufficient Funds Amount”);

(j) the Buyer or, as applicable, its relevant Affiliates have satisfied the conditions precedent to drawdown under the Interim Facilities Agreement (or such conditions precedent are within the sole control of the Buyer or its Affiliates) as confirmed in the CP Satisfaction Letter (as approved by the Seller);

(k) as at the date hereof, so far as the Buyer (or any Affiliate of the Buyer which has signed the Debt Financing Agreements) is aware no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach of any of the Debt Financing Agreements on the part of the Buyer or any of its Affiliates; and

(l) as at the date hereof there are no side letters or other arrangements with any Financing Source or any other person that impact the conditionality and availability of the Debt Financing or impose additional drawdown conditions on the commitments under the Debt Financing Agreements which are intended to be used to pay the Debt Financing Sufficient Funds Amount, and the Buyer’s (or its relevant Affiliate’s) awareness in Clause 12.1(k) shall mean the actual knowledge of the persons named in paragraph 6 of Schedule 5 (with such persons not being under any obligation to make any enquiries of any other persons).

12.2 The Buyer undertakes:

(a) subject to Clause 12.3 below, to, and to procure that its Affiliates shall maintain in full force and effect the Debt Financing Agreements, provided that there may be amendments, modifications, terminations, replacements, restatements, cancellations or other changes made to any Debt Financing Agreement:

(i) with the consent of the Seller (not to be unreasonably withheld, conditioned or delayed);

(ii) which constitute or are the result of entry into the Long-Term Financing Instrument or (if applicable) Alternative Debt Financing; or

(iii) otherwise, in a manner or to an extent that does not (and would not reasonably be expected to) adversely affect the ability of the Buyer to satisfy its payment obligations under this Agreement with respect to the Debt Financing Sufficient Funds Amount at Completion;

(b) to negotiate in good faith the definitive agreements with respect to the commitments under the Debt Commitment Letter on the terms and conditions contained in the Debt Commitment Letter or on such other terms (provided that the Debt Financing Completion Certain Funds Amount shall be committed on a European “certain funds” basis for private acquisitions) that would not reasonably be expected to adversely affect the availability to it of the Debt Financing Sufficient Funds Amount at Completion (such definitive agreement, the “Long-Term Financing Instrument”);

(c) refrain from doing anything (whether by act or omission) that would or would reasonably be expected to adversely affect the availability to it of the Debt Financing Sufficient Funds Amount pursuant to and on the terms of the Debt Financing Agreements or (after entry into it) the Long-Term Financing Instrument or (if applicable) any Alternative Debt Financing;

(d) to keep the Seller fully informed of all material developments in respect of the Debt Financing that would or would reasonably be expected to adversely affect the availability to the Buyer of the Debt Financing Sufficient Funds Amount at Completion pursuant to and on the terms of the Debt Financing Agreement or (after entry into it) the Long-Term Financing Instrument or (if applicable) any Alternative Debt Financing; and

(e) to take (and procure the taking of) all actions which in each case are within its direct legal control as are necessary to draw such amounts equal to at least the relevant Debt Financing Sufficient Funds Amount at Completion under the Debt Financing.

12.3 Nothing in this Agreement shall restrict the Buyer or any of its Affiliates from executing finance documentation as contemplated by the Debt Financing Agreements and/or replacing any Interim Facilities Agreement with alternative financing (including for any relevant portion thereof) which also provides for the Debt Financing Sufficient Funds Amount to be available on a customary European style “certain funds” commitment for private acquisitions basis (each, an “Alternative Debt Financing”), provided that the entry into such Alternative Debt Financing does not (and could not reasonably be expected to) adversely affect the Buyer’s ability to satisfy its payment obligations with respect to the Debt Financing Sufficient Funds Amount at Completion.

12.4 If the Buyer or its Affiliates enter into an Alternative Debt Financing:

(a) the Buyer shall promptly (and in any case within five Business Days from the date on which the Buyer or any of its Affiliates enters into such Alternative Debt Financing) deliver to the Seller complete and correct copies (in redacted form with respect to confidential fee arrangements and information the Buyer (in its reasonable discretion) regards as commercially sensitive only) of any commitment letters (including any fee letter), interim facilities agreement and a conditions precedent satisfaction letter in relation to the conditions to funding under such interim facilities agreement) pursuant to which any Alternative Debt Financing shall be made available to the Buyer (or, as the case may be, Affiliate of the Buyer) (the “Alternative Debt Financing Documentation”); and

(b) the Buyer shall be deemed to make the representations in paragraphs 13.1(i) to and including 13.1(l) above in respect of such Alternative Debt Financing and the Alternative Debt Financing Documentation on the date on which it provides copies of the Alternative Debt Financing Documentation to the Seller in accordance with paragraph (a) above.

(c) For purposes of Clause 12.2 and subject to the terms of this Clause 12.4: (i) the term “Debt Financing” shall also be deemed to include any Alternative Debt Financing; (ii) the term “Debt Commitment Letter” shall also be deemed to include any commitment letter (or similar agreement) or fee letter, as applicable, with respect to such Alternative Debt Financing as well as any commitment letter (or similar agreement) or fee letter, as applicable, as amended, supplemented or modified in accordance with the terms of this Clause 12; (iii) the term “Interim Facilities Agreement” shall also be deemed to include any interim facilities agreement (or similar agreement) or fee letter, as applicable, with respect to such Alternative Debt Financing as well as any interim facilities agreement (or similar agreement), as applicable, as amended, supplemented or modified in accordance with the terms of this Clause 12; (iv) the term “definitive agreements” shall also be deemed to include any definitive agreement with respect to such Alternative Debt Financing; and (v) the term “financing provider” shall also be deemed to include any financing provider under any Alternative Debt Financing.

13. WARRANTIES AND UNDERTAKINGS OF THE BUYER GUARANTOR

13.1 The Buyer Guarantor warrants to the Seller as at the date of this Agreement and as at Completion as if repeated immediately prior to Completion that:

(a) the Buyer Guarantor is validly incorporated, in existence and duly registered under the laws of its country of incorporation;

(b) the Buyer Guarantor has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which the Buyer Guarantor is a party in accordance with their terms;

(c) this Agreement and the other Transaction Documents to which the Buyer Guarantor is a party constitute (or shall constitute when executed) valid, legal, binding and enforceable obligations on the Buyer Guarantor in accordance with their terms;

(d) the execution and delivery of this Agreement and the other Transaction Documents, to which the Buyer Guarantor is a party, by the Buyer Guarantor and the performance of and compliance with their terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Buyer Guarantor, any agreement or instrument (other than the Buyer Guarantor Financing) to which the Buyer Guarantor is a party or by which it is bound, or any Law, order or judgment that applies to or binds the Buyer Guarantor or any of its property; and

(e) based on the information about the Group provided to the Buyer’s Solicitors by or on behalf of the Seller and the Group prior to the date of this Agreement, no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority (other than the Listing Condition and the Regulatory Conditions) is required to be obtained, or made, by the Buyer Guarantor to authorise the execution or performance of this Agreement by the Buyer Guarantor;

(f) no receiver or administrative receiver or manager or receiver and manager or trustee or similar person has been appointed over the whole or any part of the assets or undertaking of the Buyer Guarantor. No administrator has been appointed in respect of the Buyer Guarantor, nor has any administration order been made in respect of the Buyer Guarantor and no petition or application for such an order or any notice of appointment of, or of any intention to appoint, an administrator has been threatened, presented, made, served or filed; and

(g) no voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement between the Buyer Guarantor and its creditors (or any class of them) has been proposed or approved by the Buyer Guarantor other than in the ordinary course of business.

13.2 The Buyer Guarantor warrants as at the date of this Agreement and (other than in the case of Clause 13.2(d)) as at Completion as if repeated immediately prior to Completion that:

(a) the Completion Stock and Earn-Out Stock will, upon issuance, be duly and validly issued credited as fully paid and non-assessable free from any Encumbrance and will have the same rights and rank pari passu in all respects with the Genius Common Stock and in respect of all dividends and other distributions declared, made or paid on the Genius Common Stock after the date of issue (in each case, subject to any restrictions under the Securities Act and the Lock-up and Orderly Sell-Down Agreement);

(b) all authorisations necessary for the issuance of the Completion Stock and Earn-Out Stock have been, or will be, received prior to Completion;

(c) the issuance of the Completion Stock and Earn-Out Stock will comply with the constitutional documents of the Buyer Guarantor; and

(d) the Genius Common Stock is registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is listed for trading on a Stock

Exchange. No member of the Buyer Group has taken any action in an attempt to terminate the registration of the Genius Common Stock under the Exchange Act. No delisting, suspension of trading or cease trade or other order or restriction with respect to the Genius Common Stock is in effect or, so far as the Buyer is aware, is pending, has been threatened or is expected to be implemented or undertaken, and the Buyer’s awareness in Clause 13.2(d) shall mean the actual knowledge of each person listed in Section 2 of the Buyer Awareness List at the date of this Agreement (with such persons not being under any obligation to make any enquiries of any other persons).

13.3 The Buyer Guarantor warrants as at the date of this Agreement and, in respect of each of the Tranche 1 VWAP and the Tranche 2 VWAP, the date on which such amount is determined that, with the exception of the transactions and arrangements contemplated by the Transaction Documents and the financial results of the Buyer Guarantor relating to the fiscal year ended 31 December 2025, there is no material fact or circumstance known to the Buyer Guarantor which the Buyer Guarantor deems material non-public information which, if disclosed, would be reasonably likely to have a material effect on the price of Genius Common Stock (“MNPI”). The Buyer Guarantor’s knowledge in this Clause 13.3 shall mean the actual knowledge of each person listed in Section 2 of the Buyer Awareness List at the relevant date of the warranty (with such persons not being under any obligation to make any enquiries of any other persons).

13.4 The Buyer Guarantor irrevocably and unconditionally:

(a) guarantees, as a primary obligation to the Seller, the due and punctual performance by the Buyer of all the Guaranteed Buyer Obligations;

(b) undertakes to the Seller that:

(i) whenever the Buyer does not pay any amount when due under or in connection with the Guaranteed Buyer Obligations, the Buyer Guarantor shall immediately on demand by the Seller and without deduction or withholding pay that amount as if the Buyer Guarantor was the principal obligor; and

(ii) whenever the Buyer fails to perform any other Guaranteed Buyer Obligation, the Buyer Guarantor shall immediately on demand perform (or procure the performance of) and satisfy (or procure the satisfaction of) that Guaranteed Buyer Obligation, so that the same benefits are conferred on the Seller as it would have received if such Guaranteed Buyer Obligations had been performed and satisfied by the Buyer.

13.5 The guarantee in Clause 13.4 is a continuing guarantee and will extend to the ultimate balance of sums payable by the Buyer in respect of the Guaranteed Buyer Obligations, regardless of any intermediate payment or discharge in whole or in part.

13.6 If any payment by the Buyer and/or the Buyer Guarantor or any discharge of any obligations of the Buyer and/or the Buyer Guarantor or any security for those obligations or otherwise is avoided or reduced as a result of insolvency or any similar event:

(a) the liability of the Buyer and the Buyer Guarantor shall continue as if the payment discharge, avoidance or reduction had not occurred; and

(b) the Seller shall be entitled to recover the value or amount of that security or payment from the Buyer Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.

13.7 The obligations of the Buyer Guarantor under this Clause 13 will not be affected by any act, omission, matter or thing which, but for this Clause 13.7, would reduce, release or prejudice any of its obligations under this Clause 13 (whether or not known to them or the Seller) including:

(a) any time, waiver or consent granted to, or composition with, the Buyer or any other person;

(b) the release of the Buyer or any other person under the terms of any composition or arrangement with any creditor;

(c) any incapacity, lack of power, authority or legal personality of or dissolution, amalgamation, reconstruction or change in the members or status of the Buyer or any other person;

(d) any amendment (however fundamental) or replacement of any of the Guaranteed Buyer Obligations or any other document or security;

(e) any unenforceability, illegality or invalidity of any obligation of the Buyer under this Agreement or any other document or security; or

(f) any insolvency or similar proceedings.

13.8 The Buyer Guarantor waives any right it may have of first requiring the Seller to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Buyer Guarantor under this Clause 13. This waiver applies irrespective of any law or any provision of this Agreement to the contrary.

13.9 This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Seller.

14. WARRANTIES AND UNDERTAKINGS OF THE Seller GUARANTOR

14.1 The Seller Guarantor warrants to the Buyer as at the date of this Agreement and as at Completion as if repeated immediately prior to Completion that:

(a) this Agreement and the other Transaction Documents to which the Seller Guarantor is a party constitute (or shall constitute when executed) valid, legal, binding and enforceable obligations on the Seller Guarantor in accordance with their terms;

(b) the execution and delivery of this Agreement and the other Transaction Documents, to which the Seller Guarantor is a party, by the Seller Guarantor and the performance of and compliance with their terms and provisions will not conflict with or result in a breach of, or constitute a default under any agreement or instrument to which the Seller Guarantor is a party or by which he is bound, or any Law, order or judgment that applies to or binds the Seller Guarantor or any of his property; and

(c) based on the information about the Buyer Group provided to the Seller’s Solicitors by or on behalf of the Buyer prior to the date of this Agreement, no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority (other than the Regulatory Conditions) is required to be obtained, or made, by the Seller Guarantor to authorise the execution or performance of this Agreement by the Seller Guarantor;

(d) no order has been made for his bankruptcy and there has been no appointment of:

(i) a trustee in bankruptcy in relation to him; or

(ii) a receiver over any of his material assets

(or anything analogous in the Seller Guarantor’s jurisdiction of residence or any other jurisdiction in which a material portion of the Seller Guarantor’s assets are located); and

(e) no individual voluntary arrangement under Part 8 of the Insolvency Act 1986 has been entered into or proposed to (or for the benefit of) his creditors (or anything analogous in the Seller Guarantor’s jurisdiction of residence or any other jurisdiction in which a material portion of the Seller Guarantor’s assets are located).

14.2 The Seller Guarantor irrevocably and unconditionally:

(a) guarantees, as a primary obligation to the Buyer, the due and punctual performance by the Seller of all the Guaranteed Seller Obligations;

(b) undertakes to the Buyer that:

(i) whenever the Seller does not pay any amount when due under or in connection with the Guaranteed Seller Obligations, the Seller Guarantor shall immediately on demand by the Buyer and without deduction or withholding pay that amount as if the Seller Guarantor was the principal obligor; and

(ii) whenever the Seller fails to perform any other Guaranteed Seller Obligation, the Seller Guarantor shall immediately on demand perform (or procure the performance of) and satisfy (or procure the satisfaction of) that Guaranteed Seller Obligation, so that the same benefits are conferred on the Buyer as it would have received if such Guaranteed Seller Obligations had been performed and satisfied by the Seller.

14.3 The guarantee in Clause 14.2 is a continuing guarantee and will extend to the ultimate balance of sums payable by the Seller in respect of the Guaranteed Seller Obligations, regardless of any intermediate payment or discharge in whole or in part.

14.4 If any payment by the Seller and/or the Seller Guarantor or any discharge of any obligations of the Seller and/or the Seller Guarantor or any security for those obligations or otherwise is avoided or reduced as a result of insolvency, bankruptcy or any similar event:

(a) the liability of the Seller and the Seller Guarantor shall continue as if the payment discharge, avoidance or reduction had not occurred; and

(b) the Buyer shall be entitled to recover the value or amount of that security or payment from the Seller Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.

14.5 The obligations of the Seller Guarantor under this Clause 14 will not be affected by any act, omission, matter or thing which, but for this Clause 14.5, would reduce, release or prejudice any of its obligations under this Clause 14 (whether or not known to them or the Buyer) including:

(a) any time, waiver or consent granted to, or composition with, the Seller or any other person;

(b) the release of the Seller or any other person under the terms of any composition or arrangement with any creditor;

(c) any incapacity, lack of power, authority or legal personality of or dissolution, amalgamation, reconstruction or change in the members or status of the Seller or any other person;

(d) any amendment (however fundamental) or replacement of any of the Guaranteed Seller Obligations or any other document or security;

(e) any unenforceability, illegality or invalidity of any obligation of the Seller under this Agreement or any other document or security; or

(f) any insolvency, bankruptcy or similar proceedings.

14.6 Subject always to Clause 14.8(d), the Seller Guarantor waives any right it may have of first requiring the Buyer to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Seller Guarantor under this Clause 14. This waiver applies irrespective of any law or any provision of this Agreement to the contrary.

14.7 This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Buyer.

14.8 Notwithstanding anything else in this Clause 14:

(a) the provisions of this Clause 14.8 and Schedule 5 shall operate to limit the liability of the Seller Guarantor in respect of its obligations under this Clause 14;

(b) subject always to Clause 14.5, the Seller Guarantor shall have no greater liability to the Buyer than the Seller would have had in respect of the Guaranteed Seller Obligations;

(c) the maximum aggregate liability of the Seller Guarantor under this Agreement shall not exceed an amount equal to the Consideration (but disregarding any deductions from the Consideration in Clause 3.1 for the Initial LTIP Awards Amount, the Shareholder Debt Amount, the Earn-Out LTIP Awards Amount, the LTIP Employer Payroll Tax Amount, the Top Up Bonus Amount and the Top Up Bonus Employer Payroll Tax Amount);

(d) the liability of the Seller Guarantor under this Agreement, to the extent arising in connection with the Guaranteed Seller Obligations, shall be reduced by any amounts actually recovered by the Buyer under the W&I Policy on an after-Tax basis in respect of the same Losses (less the Buyer’s reasonable costs and expenses incurred in recovering such amounts under the W&I Policy) and the Buyer agrees to use all reasonable endeavours to recover such Losses under the W&I Policy (and, if the Seller Guarantor has paid an amount to the Buyer in respect of a liability and the Buyer Group subsequently becomes entitled to recover an amount under the W&I Policy in respect of the same Losses, the Buyer shall use all reasonable endeavours to recover such amounts and, if recovered, the Buyer shall promptly repay to the Seller Guarantor an amount equal to the amount by which the Seller Guarantor has overpaid); and

(e) the obligations of the Seller Guarantor under this Clause 14 shall cease and have no further effect, and the Seller Guarantor shall not be liable in respect of any Losses arising in connection with this Agreement and any claim by the Buyer against the Seller Guarantor in respect of such Losses shall be wholly barred and unenforceable, unless the Buyer has given notice in writing of such claim to the Seller Guarantor within the period of seven years beginning on the Completion Date, provided that nothing in this Clause 14.8 shall have the effect of limiting or restricting the liability of the Seller Guarantor in respect of its obligations under this Clause 14 if it is (or the delay in the discovery of which is) the consequence of fraud or wilful misconduct by the Seller Guarantor.

15. Specific Indemnities

Reorganisation Indemnity

15.1 The Seller shall, subject to the provisions of Schedule 5, indemnify in full and hold harmless the Buyer and each member of the Buyer Group from and against, and on demand, pay an amount to the Buyer equal to, all Losses incurred or suffered by any member of the Buyer Group or by any Group Company in connection with the implementation of the Reorganisation (the “Reorganisation Indemnity”).

Contractor Indemnity

15.2 The Seller shall, subject to Clause 15.6 and the provisions of Schedule 5, indemnify in full and hold harmless the Buyer and each member of the Buyer Group against, and on demand pay an amount to the Buyer equal to any liability falling within paragraph (i) or (ii) below which is incurred by a Buyer Group Company or by any Group Company, either (1) in respect of any period or part period ending on or before Completion, or (2) in respect of any LTIP Awards Amount, Top Up Bonus Amount or Transaction Bonus whether such payments are made prior to, on or following Completion and which, in each case, arises as a result of the misclassification of any Indemnified Contractor in respect of their worker, contractor or self-employed status (or local law equivalent) (the “Contractor Indemnity”), including:

(a) to the extent that such Taxes have not otherwise been deducted and paid to the applicable Tax Authority pursuant to Clause 4, any liability of a Buyer Group Company or a Group Company in respect of employment tax, income tax, national insurance contributions, social security or (in each case) any similar taxes and contributions in any jurisdiction in respect of any payments made or any incentives granted or provided to such Indemnified Contractor (or any entity through which such Indemnified Contractor provides their services to any Group Company) on or before Completion; and

(b) if any such Indemnified Contractor is held, or claims, to be an employee or worker, including in relation to any employee or worker right, entitlement or benefit, by virtue of and in connection with their engagement or its termination on or before Completion, provided that, in relation to the liability giving rise to the potential claim under this Contractor Indemnity, the Buyer shall act in good faith as a Commercially Prudent Operator in pursuing any rights of recovery under any indemnity, warranty, insurance, policy or other contractual right to claim against a third party from any pre‑Completion acquisition or investment by the Group or from any terms as between the relevant Contractor (or any entity through which such Contractor provides their services to any Group Company) and any Group Company, including any warranty and indemnity insurance or seller indemnity capable of being enforced by a Buyer Group Company (“Third Party Contractor Indemnities”). The Buyer shall, and shall procure that relevant members of the Buyer Group shall, in a timely manner act in good faith as a Commercially Prudent Operator in pursuing any Third Party Contractor Indemnities (including notifications, claims and reasonable enforcement) before seeking recovery from the Seller, and shall keep the Seller reasonably informed of progress. The Seller shall not be liable under the Contractor Indemnity unless the Buyer has first complied with such obligation to act in good faith as a Commercially Prudent Operator in pursuing Third Party Contractor Indemnities, provided that: (1) this obligation shall not require the Buyer to pursue Third Party Contractor Indemnities for more than 12 months from the date of notifying the Seller of a Claim under the Contractor Indemnity pursuant to paragraph 2.1 of Schedule 5 (the “Endeavours Period”); (2) where such notice has been given to the Seller pursuant to paragraph 2.1 of Schedule 5 (and, for the avoidance of doubt, the notification relates to a Contractor Indemnity Claim other than a Contractor Tax Indemnity Claim), paragraph 2.3 of Schedule 5 shall be deemed amended such that the six month time limit referred to therein shall start to run on the last day of the Endeavours Period; and (3) all costs, liabilities, fees and expenses (including reasonable and properly incurred professional advisor fees and expenses) incurred by any member of the Buyer Group in pursuing any Third Party Contractor Indemnities shall be treated as a liability falling within the scope of the Contractor Indemnity and the Buyer and each member of the Buyer Group shall accordingly be indemnified for such amounts under the Contractor Indemnity (to the extent such amounts are not reimbursed under the relevant Third Party Contractor Indemnity). For the avoidance of doubt, if the Seller or the Seller Guarantor has paid an amount to any member of the Buyer Group in respect of a liability under the Contractor Indemnity and a member of the Buyer Group subsequently receives an amount pursuant to a Third Party Contractor Indemnity in respect of the same liability, paragraph 11 of Schedule 5 shall apply to determine the amount repayable to the Seller.

For the purposes of this Clause 15.2, “Commercially Prudent Operator” shall mean a person seeking in good faith to perform its contractual obligations and comply with applicable Law whilst exercising the degree of skill, diligence, prudence and foresight (including to protect and exercise rights or claims, having regard to cost, likelihood of success and proportionality) that would reasonably and ordinarily be expected from a skilled and experienced operator complying with applicable Law and engaging in the same type of undertaking under the same or similar circumstances and conditions.

15.3 The Seller undertakes to comply with its obligations in Schedule 12.

Gaming Indemnity

15.4 The Seller shall, subject to the provisions of Schedule 5, indemnify in full and hold harmless the Buyer and each member of the Buyer Group against, and on demand, pay an amount to the Buyer equal to, all Losses incurred or suffered by any member of the Buyer Group or by any Group Company arising out of, or in connection with (the “Gaming Indemnity”):

(a) the actual amount of any final regulatory fines or financial penalties or other payments imposed on any Group Company or any other member of the Buyer Group by a Gaming Authority or any other Governmental Authority (including any consent or settlement payment that might be negotiated in lieu of such a fine or penalty), or of any judgment or settlement resulting from any litigation, arbitration or other dispute with such Gaming Authority or Governmental Authority, in each case in connection with any breach of Gaming Laws by or on behalf of a Group Company during (or to the extent related to) any period prior to Completion; and

(b) all reasonable professional fees and expenses incurred by the Buyer and/or a member of the Buyer Group that are directly connected to the handling of any regulatory investigation or other proceeding, litigation, arbitration or other dispute by or with such Gaming Authority or Governmental Authority that arises from or relates to any breach of Gaming Laws by or on behalf of a Group Company during (or to the extent related to) any period prior to Completion.

Money Indemnity

15.5 The Seller shall, subject to the provisions of Schedule 5, indemnify in full and hold harmless the Buyer and each member of the Buyer Group against, and on demand, pay an amount to the Buyer equal to, all Losses (other than any amount in respect of Tax, but including any amount of VAT in respect of professional fees and expenses) incurred or suffered by any member of the Buyer Group or by any Group Company arising out of or in connection with (the “Money Indemnity”):

(a) the actual amount of any final regulatory fines or financial penalties or other payments imposed on any Group Company or any other member of the Buyer Group by a Governmental Authority (including any consent or settlement payment that might be negotiated in lieu of such a fine or penalty), or of any judgment or settlement resulting from any litigation, arbitration or other dispute with a Governmental Authority, in each case in connection with any breach of US Laws by or on behalf of a Group Company during (or to the extent related to) any period prior to Completion; and

(b) all reasonable professional fees and expenses incurred by the Buyer and/or a member of the Buyer Group that are directly connected to the handling of any regulatory investigation or other proceeding, litigation, arbitration or other dispute by or with a Governmental Authority that arises from or relates to any breach of US Laws by or on behalf of a Group Company during (or to the extent related to) any period prior to Completion, and for the purposes of this Clause 15.5 “Governmental Authority” shall exclude any Tax Authority.

15.6 Except as required by applicable Law or with the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), the Buyer shall not and shall not cause or permit any member of the Buyer Group (including the Group Companies) to make or change any Tax election, amend any Tax Return or take any Tax position on any Tax Return, in each case with respect to any period (or part of any period) ended on or before Completion, that could, in the reasonable opinion of the Buyer, result in any Reorganisation Tax Indemnity Claim, Contractor Tax Indemnity Claim or Seller Guarantor Tax Indemnity Claim.

15.7 The liability of the Seller under Clause 15.1, 15.2, 15.3, 15.4 or 15.5 shall be reduced by any amounts actually recovered by the Buyer under the W&I Policy in respect of the same Losses or other liability in question, on an after-Tax basis in respect of any Indemnity Claim (less the Buyer’s reasonable costs and expenses incurred in recovering such amounts under the W&I Policy) and the Buyer agrees to use all reasonable endeavours to recover such Losses or other liabilities under the W&I Policy (and for the avoidance of doubt, if the Seller or the Seller Guarantor has paid an amount to the Buyer in respect of a liability and the Buyer Group subsequently recovers an amount under the W&I Policy in respect of the same Losses, paragraph 11 of Schedule 5 shall apply to determine the amount repayable to the Seller).

15.8 The Buyer and the Buyer Guarantor each severally undertake to the Seller and the Seller Guarantor that it shall, and shall procure that each of its Affiliates and its and their Representatives shall:

(a) act reasonably and in good faith and as a Commercially Prudent Operator in connection with any matter which is the subject matter of any Indemnity; and

(b) take such steps that a Commercially Prudent Operator would reasonably be expected to take to mitigate any matter or circumstance that could reasonably be expected to give rise to, or materially increase the likelihood of, any Claim in respect of the Reorganisation Indemnity, Contractor Indemnity (which, for the avoidance of doubt, shall include entering into commercially viable settlements with any Contractor who threatens to bring a claim in relation to employment status, so as to avoid recourse to litigation where it is reasonable to do so and in the ordinary course of business), Gaming Indemnity or Money Indemnity, and shall not, by reason of any right to be indemnified pursuant to the Contractor Indemnity act in a manner that a Commercially Prudent Operator would not have acted in had such right to be indemnified not been available, and for the purposes of this Clause 15.8, “Commercially Prudent Operator” shall mean a person seeking in good faith to perform its contractual obligations and comply with applicable Law whilst exercising the degree of skill, diligence, prudence and foresight (and which for the avoidance of doubt includes with respect to the future business of the Group) that would reasonably and ordinarily be expected from a skilled and experienced international operator complying with applicable Law and engaging in the same type of undertaking under the same or similar circumstances and conditions.

16. W&I INSURANCE

16.1 The Buyer shall maintain in force the W&I Policy and shall ensure that:

(a) the W&I Policy includes a binding and irrevocable third party stipulation for no consideration for the benefit of the Seller that the W&I Insurer is not entitled to subrogate against, or otherwise claim from, the Seller or any of its directors and officers under, or in connection with, this Agreement, except in the case of fraud by the Seller or any of its directors or officers;

(b) the terms of the W&I Policy related to subrogation or claims for contribution are not amended or varied without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed);

(c) the insurance premium payable in connection with the W&I Policy is paid to the W&I Insurer as required under the W&I Policy; and

(d) neither the Buyer nor any member of the Buyer Group shall terminate, cancel or take any other action or omit to do anything which would make the W&I Policy void.

17. TAX COVENANT

17.1 The provisions of Schedule 6 shall apply in relation to Taxation with effect from Completion.

18. Seller and seller guarantor RESTRICTIVE COVENANTS

18.1 Each of the Seller and the Seller Guarantor undertake to comply with their respective obligations in Schedule 11.

19. CONFIDENTIALITY AND ANNOUNCEMENTS

19.1 Each of the Buyer, the Buyer Guarantor, the Seller and the Seller Guarantor shall not do or say anything or make any direct or indirect public statement that such party knows or ought reasonably to know will disparage, defame, or be harmful to the goodwill or reputation of the Buyer or Buyer Group (in the case of the Seller and the Seller Guarantor) or the Seller or any member of the Seller Controlled Group (in the case of the Buyer and the Buyer Guarantor), provided, however, that nothing in this Clause 19.1 is intended to prohibit or restrict the Buyer, the Buyer Guarantor, the Seller, the Seller Guarantor, any member of the Buyer Group, any member of the Seller Controlled Group or any of their respective Affiliates from responding truthfully to any governmental investigation, legal process or inquiry related thereto.

19.2 Subject to Clause 19.7, each party:

(a) shall treat, and shall procure that its Affiliates treat, as strictly confidential:

(i) the existence and provisions of this Agreement and the other Transaction Documents (including the identities of the parties to such agreements), their subject matter and any documents referred to therein, and the process of their negotiation;

(ii) in the case of the Seller or the Seller Guarantor, any information directly or indirectly received or held by the Seller, the Seller Guarantor, any of their respective Affiliates or any of their respective Representatives which relates to the Buyer Group or, following Completion, any Group Company, or any of their respective Representatives in each case; and

(iii) in the case of the Buyer or the Buyer Guarantor, any information directly or indirectly received or held by the Buyer, the Buyer Guarantor, or any of their respective Representatives which relates to the Seller, any Affiliate of the Seller or, prior to

Completion, any Group Company, or any of their respective Representatives in each case,

(together “Confidential Information”); and

(b) shall not, and shall procure that its Affiliates and its Representatives shall not, except with the prior written consent of the party to whom (or to whose Affiliates or Representatives) the Confidential Information relates, make use of (except for the purposes of performing its obligations or exercising its rights under this Agreement or any other Transaction Document) or disclose to any person (other than in accordance with Clause 19.3) any Confidential Information.

19.3 Each party undertakes that it shall, and it shall procure that its Affiliates and Representatives shall, only disclose Confidential Information to its Representatives and providers of finance for the purposes of the Transaction where:

(a) it is reasonably required for the purposes of performing its obligations or exercising its rights under this Agreement or any other Transaction Document; or

(b) it is reasonably required for the purposes of refinancing any financing put in place or obtaining financing to enable the Buyer to perform its obligations under this Agreement or any other Transaction Document.

19.4 Each party shall ensure that each of its Affiliates and Representatives are aware of the terms of this Clause 19 and complies with the terms of this Clause 19 as if such person was itself a party to this Agreement.

19.5 Each party shall be liable for any breach of the terms of this Clause 19 by its Affiliate or Representative as if such party were the party that had breached them.

19.6 Subject to Clause 19.7, each party shall not (and shall procure that its Affiliates and Representatives shall not make any announcement (including any communication to the public, to any customers, suppliers or employees of any Group Company) concerning the subject matter of this Agreement without the prior written consent of each other party.

19.7 Clauses 19.2 and 19.4 shall not apply in respect of:

(a) disclosure to the W&I Insurer, provided such information is disclosed on a confidential basis;

(b) disclosure to any Debt Financing Sources or other lender actually or potentially providing debt finance or rating agency in connection with the Transaction (and the nominees, agents, security agents or security trustees of any such lender or potential lender) or, in each case, their respective professional advisers, to the extent required to enable or facilitate the provision of the Debt Financing or any related rating provided, in each case, that such person has first entered into customary confidentiality arrangements with the disclosing party;

(c) subject to Clause 19.8, disclosure required by Law, by any Authority (for the avoidance of doubt, including any Tax Authority) having applicable jurisdiction, or pursuant to the rules and regulations of any Stock Exchange applicable to such party;

(d) disclosure required for the purposes or the preparation of, or to be included within any accounts, financial statements and/or the tax returns or other submissions to or communications with any Tax Authority in connection with the tax affairs of the disclosing party or its Affiliate;

(e) disclosure required in order to facilitate any assignment or proposed assignment (or creation of any other security interest) of the whole or any part of the rights or benefits of the Buyer or any of its Affiliates under this Agreement which is permitted by Clause 26 or the registration or other perfection requirements with respect to any security or liens granted in connection with debt financing arrangements entered into by the Buyer or any of its Affiliates for the purpose of financing or refinancing the Buyer’s payment obligations under this Agreement;

(f) disclosure is required to enforce the terms of any Transaction Document;

(g) disclosure to personnel employed or engaged by the Group solely in relation to: (i) the impact of the Transaction on their employment or engagement with the Group, or (ii) in connection with the LTIP; or

(h) any Confidential Information that has come into the public domain other than through that party’s fault (or that of its Representatives or Affiliates) or the fault of any person to whom such Confidential Information has been disclosed in accordance with this Clause 19.7.

19.8 To the extent that a party or any of its Affiliates or Representatives is required to disclose Confidential Information pursuant to Clause 19.7(c), to the extent lawful in the circumstances, that party (the “Disclosing Party”) shall (except in the case of a disclosure to a Tax Authority):

(a) immediately notify the Seller (where the Disclosing Party is the Buyer or the Buyer Guarantor) or the Buyer (where the Disclosing Party is the Seller or the Seller Guarantor) (in each case, the “Consulted Party”) of such requirement and consult the relevant Consulted Party on possible steps to avoid or limit disclosure and take any such steps to agree the contents of the disclosure with the relevant Consulted Party prior to making the disclosure;

(b) use all reasonable endeavours to obtain assurances from the recipient of such disclosure that the Confidential Information being disclosed will be treated confidentially;

(c) co-operate with the Consulted Party, at the Consulted Party’s sole cost and expense, if the Consulted Party wishes to issue legal or other proceedings to challenge the validity of the requirement to disclose such Confidential Information;

(d) disclose only the minimum amount of information which is necessary to satisfy such requirement; and

(e) keep the Consulted Party fully and promptly informed of the full circumstances of any such disclosure and all related matters and developments.

19.9 The provisions of this Clause 19 shall survive termination of this Agreement or Completion, as the case may be, and in the case of Clause 19.1 shall continue indefinitely and in all other cases shall continue for a period of five years from the date of this Agreement.

20. TERMINATION

20.1 Written notice to terminate this Agreement may be given:

(a) in accordance with Clause 5.11;

(b) in accordance with Clause 7.7(c); or

(c) in accordance with Clause 20.2.

20.2 At any time before Completion, the Buyer may (in its sole discretion), by notice to the Seller, terminate this Agreement with immediate effect if it becomes apparent that any of the Termination Warranties will be untrue or inaccurate in any material respect as at Completion, provided that: (a) for the purposes of the Warranty in paragraph 3.3 of Schedule 4 only, the Buyer shall not have a right to terminate to the extent such Warranty is untrue or inaccurate as a result of the Wise Options having been exercised; and (b) for the purposes of the Warranty in paragraph 3.13 of Schedule 4 only, such Warranty shall only be untrue or inaccurate in any material respect to the extent that it is untrue or inaccurate in respect of one or more Material Group Companies (other than where such failure to be true or accurate is capable of being remedied within 60 Business Days following Completion without material adverse impact to the Group taken as a whole, and for the avoidance of doubt, any such remedy after Completion shall not prejudice the Buyer’s ability to make a Claim for breach of such Warranty) .

20.3 If:

(a) this agreement automatically terminates in accordance with Clause 5.12; or

(b) notice of termination is given in accordance with Clause 20.1,

then:

(c) this Agreement shall cease to have effect immediately after the Longstop Date (in the case of Clause 20.3(a)) or upon delivery of such notice of termination (in the case of Clause 20.3(b)), except that the Surviving Provisions and any rights or liabilities that have accrued prior to that time shall continue in full force and effect (including, where the Buyer elects to terminate this Agreement under Clause 20.2, any right the Buyer may have in respect of any breach of this Agreement which gave rise to such ability to terminate this Agreement); and

(d) the Buyer and the Buyer Guarantor shall, and shall procure that their Representatives shall, immediately return to the Company all Confidential Information without keeping any copies thereof, destroy all information and documentation derived therefrom and expunge all Confidential Information from any computer or other device (other than any Confidential Information stored digitally pursuant to any data retention policy in the ordinary course, provided that reasonable steps are taken to prevent routine access to such Confidential Information) and certify to the Company in writing that they have complied with such obligation and all such documents containing Confidential Information have been either returned or destroyed.

20.4 If the Buyer becomes entitled to terminate this Agreement under Clause 20.2 but elects not to do so, it will retain all rights and remedies available to it in respect of the matter giving rise to its right to terminate, including any right to claim damages for breach of this Agreement.

21. FURTHER ASSURANCE

21.1 Each party shall execute and deliver or procure, so far as it is reasonably able, the execution and delivery of, all such documents, and shall do all such things, as any other party may reasonably require for the purpose of giving full effect to the provisions of this Agreement.

22. ENTIRE AGREEMENT AND REMEDIES

22.1 This Agreement and the other Transaction Documents together set out the entire agreement between the parties relating to the subject matter of this Agreement and the matters described in the other Transaction Documents and, save to the extent expressly set out in this Agreement or any other Transaction Document, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

22.2 Each party acknowledges and agrees that in entering into this Agreement and the Transaction Documents to which it is a party that it has not relied and is not relying on, and shall have no claim or remedy in respect of, any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision made, whether by a party to this Agreement or not, whether written or oral, express or implied and whether negligently or innocently made, which is not expressly set out in this Agreement or any other Transaction Document.

22.3 Save as expressly set out in this Agreement (including paragraph 2.5 of Schedule 11) or any other Transaction Document, the only right or remedy of any party in relation to any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision set out in this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document to the exclusion of all other rights and remedies (including those in tort or arising under statute). Save as expressly set out in this Agreement, no party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, whether before or after Completion, and each party waives any rights of rescission or termination it may have.

22.4 If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between the Seller and any of its Affiliates on the one hand and any members of the Buyer Group on the other) unless:

(a) such other agreement expressly states that it overrides this Agreement in the relevant respect; and

(b) the Seller, the Seller Guarantor, the Buyer and the Buyer Guarantor are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

22.5 This Clause 22 shall not exclude any liability for or remedy in respect of fraud.

23. POST-COMPLETION EFFECT OF AGREEMENT

23.1 Notwithstanding Completion, each provision of this Agreement and any other Transaction Document not performed at or before Completion but which remains capable of performance will remain in full force and effect and, except as otherwise expressly provided, without limit in time.

24. WAIVER AND VARIATION

24.1 A failure or delay by a party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

24.2 A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

24.3 A party that waives a right or remedy provided under this Agreement or by Law in relation to another party does not affect its rights in relation to any other party.

24.4 No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of each party to this Agreement. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

25. INVALIDITY

25.1 If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be illegal, invalid or unenforceable under the Laws of any jurisdiction, such illegality, invalidity or unenforceability shall not affect the legality, validity or enforceability in that jurisdiction of the other provisions of this Agreement which shall remain in full force and effect or the legality, validity or enforceability in any other jurisdiction of that provision.

25.2 If any provision of this Agreement is found to be illegal, invalid or unenforceable but would be legal, valid or enforceable if some part of the provision were deleted, the provision in question shall apply with such deletion as may be necessary to make it legal, valid and enforceable.

26. ASSIGNMENT

26.1 Except as the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

26.2 This Agreement shall be binding on and continue for the benefit of the successors and assignees of each party.

26.3 Notwithstanding Clause 26.1, the Buyer may:

(a) assign or charge all or any of its rights under this Agreement, without the consent of any person, by way of security for the benefit of any person providing debt facilities to any member of the Buyer Group in connection with the transactions effected under this Agreement, and any such security or Encumbrance may be enforced or released; and/or

(b) assign all or any of its rights under this Agreement to any member of the Buyer Group Company (provided that if such assignee ceases to be a member of the Buyer Group, this Agreement and the rights hereunder shall be deemed to have automatically transferred back to the Buyer immediately prior to such cessation).

26.4 Any assignment made in accordance with Clause 26.3 shall be on the basis that:

(a) the Seller shall discharge its obligations under this Agreement to the Buyer unless and until it receives notice to the contrary: (i) in the case of an assignment in accordance with Clause 26.3(a), from the assignee by way of security intending to enforce its assignment by way of security and requiring such obligations to be discharged to such assignee in the place of the Buyer; or (ii) in the case of an assignment in accordance with Clause 26.3(b), from the Buyer that the Buyer has assigned absolutely its relevant rights under this Agreement and that such obligations shall be discharged to such assignee in the place of the Buyer;

(b) in no circumstance shall the Seller have any greater liability to the relevant assignee than it would have had to the Buyer if no such assignment had occurred;

(c) the assignment shall not result in any other Taxes (other than any Taxes for which the Seller or its direct or indirect owners would have been responsible if no such assignment had occurred), costs or expenses for which the Seller or its direct or indirect owners would be responsible; and

(d) the Buyer will remain liable for any obligations under this Agreement.

27. PAYMENTS, SET OFF AND DEFAULT INTEREST

27.1 Except as otherwise provided in this Agreement, any payment to be made pursuant to this Agreement by the Buyer or the Buyer Guarantor to the Seller shall be made to the Seller’s Nominated Bank Account and any payment to be made pursuant to this Agreement by the Seller or the Seller Guarantor to the Buyer or the Buyer Guarantor shall be made to such bank account as notified by the Buyer or the Buyer Guarantor (as applicable) to the Seller or the Seller Guarantor (as applicable), in each case by way of electronic transfer in immediately available funds on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payer of its obligation to make such payment.

27.2 Subject to Clause 27.3, all payments made by any party under this Agreement, or any other Transaction Document, shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by Law. If any such deductions or withholdings are required by Law to be made from such payments for or on account of Tax (other than any payments of interest, any payment of the Consideration and any payment of any element of the LTIP Awards Amount or Top Up Bonus Amount but including, for the avoidance of doubt, any amounts payable under the Money Indemnity) the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding (it being acknowledged and agreed by the parties that, as at the date of this Agreement and solely in respect of the facts as known by the parties as at the date of this Agreement, no deduction or withholding for or on account of Tax is required to be made from any payment of the Consideration (excluding for the avoidance of doubt any payment by the Buyer or a Group Company in respect of the LTIP Award Amounts or Top Up Bonus Amounts)).

27.3 If, following the payment of an additional amount under Clause 27.2, the recipient of the increased payment subsequently obtains any Relief on account of such deduction or withholding, the recipient shall pay to the payer of the increased payment such amount (not exceeding the amount of the Relief) that the recipient shall determine (acting reasonably) will leave it in no better or worse position than it would have been in had no withholding or deduction been required to be made.

27.4 If any Compensation Amount payable under this Agreement is subject to Tax in the hands of the recipient (or would be subject to Tax but for the availability of a Relief), the amount payable shall be increased by such amount as will ensure that, after payment of the liability to Tax and taking into account any Relief arising to the recipient in respect of the matter giving rise to such payment (to the extent any Taxation for which any member of the same Tax group as the recipient is accountable or liable to be assessed is reasonably expected to be reduced or extinguished as a result of such Relief in the same accounting period (or the accounting period following the same accounting period) in which the matter giving rise to the Relief occurs), the recipient is left with a net sum equal to the sum it would have received had no such liability arisen. For the purposes of this Clause 27.4, “Compensation Amount” means any amount payable by a party in respect of any claim under this Agreement for breach of representation, warranty or undertaking or any obligation (howsoever expressed) to indemnify or otherwise reimburse or compensate any other party, including for the avoidance of doubt any amounts payable under the Money Indemnity.

27.5 Where the Seller or the Buyer default in the payment when due of any damages or other sum payable by virtue of this Agreement or any other Transaction Document the liability of the Seller or the Buyer (as the case may be) shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after judgment) at that annual rate which is 2% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period. Such interest shall accrue from day to day and be compounded quarterly and shall be payable without prejudice to any other remedy available to any other party (as the case may be) in respect of such default.

28. DEBT FINANCING SOURCES

Notwithstanding anything in this Agreement to the contrary, each of the parties on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action (whether in Law or in equity, whether in contract or in tort or otherwise) involving the Debt Financing Sources and arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each party irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, except as otherwise set forth in the Debt Commitment Letter with respect to: (i) the interpretation of the definition of “material adverse effect” (and whether or not a material adverse effect has occurred); (ii) the determination of the accuracy of any “Company Representation” (as such term or similar term is defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof the Buyer or any of its Affiliates has the right to terminate its or their obligations hereunder or decline to consummate the Closing as a result thereof pursuant; and (iii) the determination of whether Completion has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the laws of England and Wales, without giving effect to any choice or conflict of Law provision or rule that would cause the application of Laws of any other jurisdiction; (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise), against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court; (c) irrevocably waives, to the fullest extent that it may effectively do so, the defence of an inconvenient forum to the maintenance of such legal action in any such Subject Court; (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any legal action brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (e) agrees that none of the Debt Financing Sources will have any liability to any of the Company, the Company’s Subsidiaries or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Company, the Company’s Subsidiaries or any of their respective Affiliates shall bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise), against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (f) waives, and agrees not to assert, by way of motion or as a defence, counterclaim or otherwise, in any legal action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason; (g) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Clause 28 (or the definitions of any terms used in this Clause 28); and (h) agrees that the provisions of this Clause

28 (or the definitions of any terms used in this Clause 28) may not be amended or waived in a manner that is adverse to the Debt Financing Sources without the prior written consent of such Debt Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Clause 28 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any binding agreement to which a Debt Financing Source is a party, including the Debt Commitment Letter.

29. NOTICES

29.1 Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 29.2 and served:

(a) by hand to the relevant address, in which case it shall be deemed to have been given upon delivery to that address provided that any notice delivered outside Working Hours shall be deemed given at the start of the next period of Working Hours;

(b) by courier (or if from any place outside the country where the relevant address is located, by air courier) to the relevant address, in which case it shall be deemed to have been given two Business Days after its delivery to a representative of the courier;

(c) by e-mail to the relevant email address, in which case it shall, subject to no automated notification of delivery failure being received by the sender, be deemed to have been given when sent provided that any email sent outside Working Hours shall be deemed given at the start of the next period of Working Hours; or

(d) by any other method approved in writing by the persons to whom the notice or other communication is required to be sent for the attention of, in which case it shall be deemed to have been given upon such person(s) giving written confirmation for receipt.

29.2 Notices under this Agreement shall be sent for the attention of the person and to the address or e-mail address, subject to Clause 29.3, as set out below:

For the Seller and/or the Seller Guarantor:

Name: Epos Capital Ltd

For the attention of: The Directors

Address: 3rd Floor, 44 Esplanade St. Helier, JE4 9WG, Jersey

E-mail address: [***]

with a copy (which shall not constitute notice) to:

Name: Latham & Watkins (London) LLP

For the attention of: Edward Barnett and Harriet Stephenson

Address: 99 Bishopsgate, London, EC2M 3XF, United Kingdom

E-mail address: Edward.Barnett@lw.com and Harriet.Stephenson@lw.com

For the Buyer and/or the Buyer Guarantor:

Name: Genius Sports Limited

For the attention of: Tom Russell

Address: Redwood House, St. Julian’s Avenue, St. Peter Port, GY1

1WA, Guernsey

E-mail address: [***] and [***]

with a copy (which shall not constitute notice) to:

Name: Macfarlanes LLP

For the attention of: Howard Corney and Nicholas Page

Address: 20 Cursitor Street, London, EC4A 1LT, United Kingdom

E-mail address: Howard.Corney@macfarlanes.com and Nicholas.Page@macfarlanes.com

For the Company:

Name: Zeal Ltd

For the attention of: The Board of Directors

Address: 1st Floor, Ensign House, 29 Seaton Place, St. Helier, JE2 3QL

E-mail address: [***] and [***]

with a copy (which shall not constitute notice) to:

Name: Zeal Ltd

For the attention of: Legal Department

Address: 1st Floor, Ensign House, 29 Seaton Place, St. Helier, JE2 3QL

E-mail address: [***], [***] and [***]

and a further a copy (which shall not constitute notice) to:

Name: Latham & Watkins (London) LLP

For the attention of: Edward Barnett and Harriet Stephenson

Address: 99 Bishopsgate, London, EC2M 3XF, United Kingdom

E-mail address: Edward.Barnett@lw.com and Harriet.Stephenson@lw.com

29.3 Each party to this Agreement may notify each other party of any change to its address or other details specified in Clause 29.2 provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

30. COSTS

30.1 Except as otherwise provided in this Agreement, each party shall bear its own costs and expenses arising out of or in connection with the preparation, negotiation and implementation of this Agreement and all other Transaction Documents.

30.2 The Buyer shall bear all stamp duty, stamp duty reserve tax, stamp duty land tax and any other similar documentary, registration or transfer Taxes arising out of or in connection with the execution of this Agreement or the transfer of Shares pursuant to this Agreement.

31. RIGHTS OF THIRD PARTIES

31.1 The specified third party beneficiaries of the undertakings referred to in Clauses 9.2, 10.4, 10.5 and 28 shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third Parties) Act 1999.

31.2 Except as provided in Clause 31.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

31.3 Each party represents to each other party that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

32. COUNTERPARTS

32.1 This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

33. GOVERNING LAW AND JURISDICTION

33.1 This Agreement (including the arbitration agreement in this Clause 33) and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

33.2 Any Dispute arising out of, relating to or having any connection with this Agreement shall be referred to and finally resolved by arbitration administered by the LCIA under the LCIA Rules, which LCIA Rules are deemed to be incorporated by reference into this Clause 33. Neither the Emergency Arbitrator provisions, nor the Expedited Formation of Arbitral Tribunal provisions shall apply to this Agreement. For the purposes of this Clause 33, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

33.3 The number of arbitrators shall be three. It is hereby agreed that if there is more than one claimant party and/or more than one respondent party, then the claimant parties together and/or the respondent parties together shall each nominate one arbitrator. The two arbitrators so nominated shall nominate a third arbitrator within 15 days after the nomination of the later-nominated of these two arbitrators. The third arbitrator shall act as chair of the tribunal. In the event that either the multiple claimants, the multiple respondents and/or the two party nominated arbitrators fail to nominate an arbitrator in accordance with the LCIA Rules (and in the case of the chair, within 15 days), the relevant arbitrator shall be selected and appointed by the LCIA Court. The restriction on the nationality of the presiding arbitrator at Article 6 of the LCIA Rules shall not apply.

33.4 The seat, or legal place, of arbitration shall be London, England, United Kingdom. For the avoidance of doubt, the parties’ agreement as to seat shall not constitute an agreement as to geographical location of any hearings, and there shall be no presumption that hearings shall take place in London.

33.5 Nothing in this Clause 33 shall prevent a party from seeking injunctive or other provisional or interim relief from a court of competent jurisdiction.

34. PROCESS AGENT

34.1 Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon:

(a) the Seller and/or the Seller Guarantor if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Law Debenture Corporate Services Limited, 8th Floor, 100 Bishopsgate, London, EC2N 4AG, marked for the attention of Epos Capital Ltd, Law Debenture Corporate Services Limited – Service of Process or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time; and

(b) the Buyer and/or the Buyer Guarantor if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Genius Sports UK Limited at 1st Floor,

27 Soho Square, London, England, W1D 3QR, marked for the attention of Tom Russell or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time, in each case whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

Schedule 1

PARTICULARS OF THE COMPANY

The Company

Company Name:	Zeal Ltd
Registered Number:	127240
Registered Office:	Beauport House, L’Avenue De La Commune, St Peter, JE3 7BY, Jersey
Date and Place of Incorporation:	4 September 2018 – Jersey
Directors:	[***] and [***]
Secretary:	Forward Secretaries Limited
Authorised Share Capital:	GBP 10,000.001 divided into 10,000 A ordinary shares of GBP 1.00 each and 10,000,000 redeemable, non-voting, non-dividend B ordinary shares of GBP 0.0000000001 each
Issued Share Capital:	1007 A ordinary shares of GBP 1.00 each
Shareholders and Shares Held:	EPOS Capital Ltd) - 1007 A ordinary shares of GBP 1.00 each
Accounting Reference Date:	30 November
Auditors:	Moore Stephens Audit & Assurance (Jersey) Limited (who audit the Company on a consolidated basis (and thereby indirectly, the Group))
Tax Residence:	Jersey

Schedule 2

PRE-COMPLETION OBLIGATIONS

1. SELLER’S OBLIGATIONS

1.1 Except as otherwise stated in this Agreement or with the prior written consent of the Buyer (which shall not be unreasonably withheld or delayed), the Seller shall from the date of this Agreement until Completion (the “Interim Period”):

(a) procure that each Group Company carries on its business in all material respects in the ordinary and usual course and consistent with past practice;

(b) not create any Encumbrance over, or sell or dispose of, the Shares or any interest in any share or loan capital or other security of any Group Company;

(c) not amend the terms or rules governing the LTIP and applicable award agreements except in connection with the Top Up Bonus Amount or Top Up Bonus Letter for Specified LTIP Award Holders;

(d) procure that none of the Group Companies:

(i) creates, allots, issues or grants any option over or other right to subscribe for or purchase, or redeem, repurchase, sub-divide, consolidate, re-denominate, convert, reduce, cancel, restrict or alter the rights attaching to, any share capital, loan capital or other security or grants any options over, or any other right in respect of, any share, loan capital or other security (including in respect of the grant of any award under the LTIP or any analogous employee or management incentive scheme) except to another Group Company;

(ii) other than in respect of the distribution of any Excess Cash in the Group, declares, makes or pays a dividend (in cash or in specie) or other distribution of a similar nature or makes any reduction of its paid-up share capital except to another Group Company;

(iii) creates or varies any Encumbrance over its shares, assets or undertaking (other than Encumbrances which arise by operation of Law) except in favour of another Group Company;

(iv) makes any alteration to its constitutional documents or capital structure;

(v) makes any changes to the accounting procedures, principles or bases by reference to which the consolidated financial statements of the Group are prepared or its accounting reference date (except as required to comply with applicable Laws or to reflect changes in accounting standards (including IFRS) that were in effect as of the Accounts Date);

(vi) enters into any transaction which is not on arm’s length terms, other than with another Group Company;

(vii) borrows any money or incurs any other indebtedness in the nature of borrowings (other than by bank overdraft or similar facility, or in respect of trade credit, in each case in the ordinary and usual course of business and within limits subsisting at the date of this Agreement);

(viii) other than in the ordinary course of business, enters into or vary any foreign exchange contracts, interest rate swaps, collar, guarantee or other interest rate instrument or other contract or arrangement relating to derivatives or differences or in respect of which the financial outcome is to an extent dependent upon future movements of an index or rate of currency exchange or interest or in the future price of any securities or commodities;

(ix) grants, renews or modifies the terms of any loans or other financial facilities or any guarantees, security, comfort letters or indemnities for the benefit of any person (other than a Group Company);

(x) enters into any agreement or arrangement or permits any action whereby another third party company becomes its subsidiary undertaking;

(xi) acquires or disposes of, or agrees to acquire or dispose of, any shares, business, undertakings or material assets involving consideration, expenditure or liabilities which in aggregate is in excess of USD 2,000,000 or where any one transaction or a series of connected transactions is in excess of USD 500,000;

(xii) acquires the whole, or a substantial or material part of the business, undertaking or assets of any other person involving consideration, expenditure or liabilities which in aggregate is in excess of USD 2,000,000 or where any one transaction or a series of connected transactions is in excess of USD 500,000;

(xiii) disposes of the whole or any substantial or material part of its business, undertaking or any other of its assets involving consideration, expenditure or liabilities which in aggregate is in excess of USD 2,000,000 or where any one transaction or a series of connected transactions is in excess of USD 500,000;

(xiv) incurs any capital expenditure which in aggregate is in excess of USD 2,000,000 or any capital expenditure on any individual item in excess of USD 500,000, other than in respect of internally generated Intellectual Property;

(xv) enters into, amends, assigns, terminates or waives any rights under, any individual arrangement, contract or commitment (whether written or unwritten): (i) which involves or may involve total annual expenditure by, or generate total annual revenue to, the Group Companies in aggregate in excess of USD 2,000,000; or (ii) that is otherwise material to its business or which affects a material part of its business (other than in respect of new or existing customer or partner arrangements entered into or amended in the ordinary and usual course of business consistent with past practice);

(xvi) enters into any lease, licence to occupy, contracts for purchase of interests in any property, option agreements, rights of pre-emption, lease hire or hire purchase agreement or agreement for payment on deferred terms (other than the renewal of any existing lease, or entering into of short-term leasing arrangements, in each case in the ordinary and usual course of business consistent with past practice);

(xvii) institutes, ceases, assigns, compromises, settles, waives, makes any admission or takes any material step in relation to any litigation, dispute, claim or action where the amount claimed is likely to exceed USD 500,000 (except in respect of debt collection in the ordinary and usual course of business);

(xviii) makes any ex-gratia payment or provide any non-contractual benefit to any current or former employee (including any individual whose employment is hosted by, or administered through, an employer of record or similar third party employment arrangement), worker, officer, director, individual service provider, freelancer or consultant, or any of their dependants, other than (in the case of payments or benefits not exceeding GBP 150,000 (or applicable local currency equivalent) to any one individual;

(xix) employs, appoints or engages, or makes any offer to employ, appoint or engage, any new persons in a senior management role and/or with remuneration exceeding GBP 150,000 per annum (or applicable local currency equivalent) or, together with each other Group Company, such number of new persons in any role where aggregate salary, benefits and/or remuneration costs to the Group would be increased by more than GBP 2,000,000 per annum (or applicable local currency equivalent) other than to replace employees on substantially the same terms, including in each case where such persons are or would be employed, appointed or engaged via any employer of record or similar third-party employment arrangement;

(xx) increases the remuneration or benefits of or makes or permits any changes (other than those required by Law or pursuant to annual salary and benefits reviews in the ordinary and usual course of business consistent with past practice) to the terms and conditions of employment, appointment, or engagement of any persons in any senior management role and/or with remuneration exceeding GBP 150,000 per annum (or applicable local currency equivalent) as at the date of this Agreement or, together with each other Group Company, increases the remuneration or benefits of persons where aggregate salary, remuneration and/or benefits costs to the Group would be increased by more than 5% per annum (or applicable local currency equivalent), including in each case where such persons are employed, appointed or engaged via any employer of record or similar third-party employment arrangement;

(xxi) terminates the contract of employment, appointment or engagement of, or waives, releases or amends (in any manner less favourable to the relevant Group Company) to any material extent in each case any non-disclosure, confidentiality, non-competition, non-solicitation, or other restrictive covenant obligation of any current or former person in a senior management role and/or with remuneration exceeding GBP 150,000 per annum (or applicable local currency equivalent), or together with each Group Company, such number of persons in any role whose individual remuneration does not exceed GBP 150,000 but, in aggregate exceeds GBP 2,000,000 per annum (or applicable local currency equivalent), or induce or attempt to induce any person to terminate their employment, appointment or engagement, other than in circumstances which amount to gross misconduct (or applicable local law term) or in respect of any such persons within their probation periods as at the date of this Agreement and including in each case where such persons are employed, appointed or engaged via any employer of record or similar third-party employment arrangement;

(xxii) in relation to Tax:

(A) changes its residence for Tax purposes;

(B) enters into any material agreement with any Tax Authority or terminates or rescinds any material agreement with a Tax Authority that is in effect on the date of this Agreement;

(C) makes, changes or revokes any material Tax claim, election, surrender, notice, consent, or makes any material change to its Tax reporting or accounting practices or policies or the basis on which its files any Tax Returns;

(D) consents to any extension or waiver of the statute of limitations period applicable to any Tax, or commences, settles or compromises any material audit, enquiry, assessment, dispute or litigation relating to Tax with any Tax Authority; or

(E) becomes a member of or ceases to belong to, or materially changes (or consents to any change to) any terms on which it belongs to, any Tax or fiscal group or unity or similar arrangement, or enters into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, advance pricing agreement or closing agreement relating to any Tax;

(xxiii) enters into, amends or terminates any joint venture or partnership;

(xxiv) enters into any agreement, arrangement or obligation with any member of the Seller Controlled Group (other than a Group Company);

(xxv) makes any substantial change to the nature, management or organisation of its business or discontinues or ceases to operate all or a material part of its business;

(xxvi) changes its practice regarding the payment of creditors or collection of debtors;

(xxvii) initiates, proposes or takes any steps in connection with winding up, liquidation, administration, receivership or other insolvency proceedings or makes any composition, compromise, assignment or arrangement with creditors;

(xxviii) fails to maintain or renew any licence, authorisation, permission, registration, consent, approval or waiver necessary for the Group to operate in the ordinary and usual course of its business; or

(xxix) enters into any agreement, arrangement or option (conditional or otherwise) to do any of the foregoing.

1.2 Paragraph 1.1 shall not operate so as to restrict or prevent:

(a) any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the primary intention of minimising any adverse effect of such situation (provided that the Buyer shall be promptly kept fully informed of any actions taken pursuant to this paragraph 1.2(a));

(b) any matter reasonably undertaken to comply with any requirement of applicable Law or any forthcoming change in applicable Law (in each case, including any rules, guidelines, requests or requirements of any Authority);

(c) any matter undertaken at the written request of the Buyer or its Affiliates;

(d) the completion or performance of any transaction or the taking of any action, to the extent such transaction or action, or an obligation in respect of such transaction or action has been Disclosed to the Buyer on or prior to the date of this Agreement (including a legal obligation pursuant to any contract or arrangement entered into by any Group Company which has been Disclosed to the Buyer on or prior to the date of this Agreement), provided that the making of any R&D claims by or on behalf of LGND Online Services Limited for Tax purposes shall not be treated as having been Disclosed to the Buyer for the purposes of this paragraph 1.2(d);

(e) the grant, award or payment by any Group Company of Transaction Bonuses;

(f) the grant or award by any Group Company of any Top Up Bonus Amount;

(g) (i) the completion or performance of any actions required or reasonably undertaken in connection with the Transaction (including for the avoidance of doubt, the payment of any Transaction Bonus, any Top Up Bonus Amount, and any cash settlement, cancellation and/or lapse of the LTIP Awards in accordance with the LTIP); and (ii) any action or commitment approved prior to the date of this Agreement by the governing bodies of the Group Companies which the Seller has Disclosed to the Buyer on or prior to the date of this Agreement; or

(h) the renewal, renegotiation or replacement of any contract by any Group Company in the ordinary course of business (including, for the avoidance of doubt, any employment contract), provided such renewal, renegotiation or replacement is conducted consistently with past practice and such renewed or replaced contract is on substantially the same (or improved, from the perspective of the relevant Group Company) terms as the previous contract.

1.3 If the Seller or any of its Representatives requests in writing the approval of the Buyer pursuant to paragraph 1.1, such approval will be deemed to have been given unless the Buyer notifies the Seller or such Representative in writing within 10 Business Days of the relevant request that the Buyer does not approve the relevant request.

1.4 Without prejudice to the Seller’s obligations under this Schedule 2, to the extent that any Third Party Debt in the form of bank facilities or similar third party borrowing arrangements (including FX lines) (“Third Party Financial Indebtedness”) is incurred by any Group Company during the Interim Period, the Seller shall promptly notify the Buyer of such incurrence, and, at the Buyer’s request, the Seller shall, at or prior to Completion, deliver to the Buyer customary release and/or resignation agreements and/or other relevant documents (the “Release Documentation”) fully executed by the relevant Group Companies and the finance parties party thereto and/or the respective administrative, security or collateral agents under such Third Party Financial Indebtedness, drafts of which the Seller shall provide to the Buyer or its counsel no later than three Business Days prior to Completion (and in respect of which the Seller shall consider any reasonable comments from the Buyer or its counsel in good faith and will use commercially reasonable efforts to include such comments in the final versions of such documents) and in each case final versions of which shall have been delivered to the Buyer no later than one Business Day prior to Completion, which shall together provide for the unconditional release of all guarantees and security interests granted to the existing finance parties (and/or the respective administrative, collateral or security agent for such existing finance parties), subject only to the timely repayment of the relevant Third Party Financial Indebtedness to which such Release Documentation relates.

1.5 The Seller shall, upon reasonable request from the Buyer (on reasonable advance notice and at the Buyer’s cost) during the Interim Period, use its commercially reasonable efforts to procure that the Group Companies and their Representatives provide such reasonable assistance as they are able to provide in relation to the repayment, discharge, release, rollover, extension and/or termination of any Third Party Financial Indebtedness, including any related Encumbrances.

Schedule 3

COMPLETION OBLIGATIONS

1. SELLER’S OBLIGATIONS

1.1 At Completion, the Seller shall deliver or procure the delivery to the Buyer or the Buyer’s Solicitors of:

(a) share transfer form(s) to transfer all of its Shares into the name of the Buyer, duly executed by the Seller;

(b) share certificates, in respect of all of its Shares, or an indemnity for any lost share certificates duly executed by the Seller in Agreed Form;

(c) a copy of any power of attorney in Agreed Form under which any document to be delivered to the Buyer under this paragraph 1 has been executed on behalf of the Seller;

(d) a counterpart of the Completion Disclosure Letter duly executed by it;

(e) a copy of a duly executed board resolution or duly executed board minutes of the Seller approving the execution by the Seller of any documents which the Seller is required to execute or deliver at Completion and all related matters in relation to the treatment of the LTIP Awards in accordance with this Agreement (including a copy of the detailed workings setting out the inputs required to calculate the payments to be made pursuant to the LTIP);

(f) the register of members of the Company (duly written up as of immediately prior to Completion);

(g) all the statutory and other books (duly written up to date) of each Group Company and all certificates of incorporation, certificates of incorporation on change of name and common seals or such equivalent items in the relevant jurisdiction as are kept by such Group Company or required to be kept by Law, to the extent not within the control of a Group Company;

(h) in respect of each Group Company, the written resignation of each director, company secretary and auditors of such Group Company as may be notified by the Buyer to the Seller not less than 10 Business Days prior to Completion, duly executed by the relevant resigning person(s) in Agreed Form;

(i) to the extent applicable, any Release Documentation, duly executed by the parties thereto;

(j) the Data Room USB Stick, together with a letter from Ideals (being the Data Room provider) in Agreed Form confirming that the Data Room USB Stick contains the full contents of the Data Room;

(k) a counterpart of:

(i) the Lock-up and Orderly Sell-Down Agreement duly executed by the parties thereto other than the Buyer and the Buyer Guarantor;

(ii) each Shareholder Loan Discharge Letter in respect of the Shareholder Loans, duly executed by the relevant lender and borrower of each Shareholder Loan; and

(iii) the Seller Guarantor’s duly executed Consultancy Agreement, unamended and in the same form as was executed by the Seller Guarantor on the date of this Agreement;

(l) in each case to the extent the following are in Agreed Form on or before Completion as provided for in Clause 6.8, a counterpart of;

(i) the Option Holder Letter;

(ii) the Phantom Award Holder Letter;

(iii) the Wise Option Cancellation Agreement.

(m) a copy of a duly executed board resolution or duly executed board minutes of the Company approving the transfers of the Shares and the registration, in the register of members, of the Buyer as the holder of the shares concerned;

(n) a copy of a duly executed board resolution or duly executed board minutes of the Seller approving the execution by the Seller of any documents which the Seller is required to execute or deliver at Completion; and

(o) such information as is requested by the transfer agent of the Genius Common Stock to issue the Completion Stock to the Seller.

2. BUYER’S OBLIGATIONS

2.1 At Completion the Buyer shall:

(a) pay or procure the payment of the Initial Cash Consideration to the Seller’s Nominated Bank Account, it being acknowledged that receipt of such amount shall fully discharge the Buyer from its obligation to pay (or procure the payment of) the amounts in Clause 3.2(a)(i) to the Seller;

(b) pay the Deposit Amount the Company LTIP Account pursuant to Clause 3.2(a)(ii);

(c) instruct the transfer agent of the Genius Common Stock to issue the Completion Stock to the Seller (subject to the Seller having provided the information required under paragraph 1.1(o) and subject to Clauses 3.6, 3.8 and 3.9);

(d) deliver to the Seller or procure the delivery to the Seller or the Seller’s Solicitors of:

(i) the W&I Policy duly executed by the Buyer and any other required signatory to the W&I Policy;

(ii) a counterpart of the Lock-up and Orderly Sell-Down Agreement duly executed by the Buyer and the Buyer Guarantor; and

(iii) a copy of any power of attorney in Agreed Form under which any document to be delivered to the Seller of the Seller’s Solicitors under this paragraph 2.1 has been executed;

(iv) a copy of a duly executed board resolution or duly executed board minutes of the Buyer Guarantor approving:

(A) save where the Buyer is to make a payment of cash in lieu of issuing the relevant Consideration Stock as provided for in Clause 3.7(a), the issue of the Consideration Stock to the Seller; and

(B) the execution by the Buyer Guarantor of any documents which the Buyer Guarantor is required to execute at Completion; and

(v) a copy of a duly executed board resolution or duly executed board minutes of the Buyer approving the execution by the Buyer of any documents which the Buyer is required to execute or deliver at Completion.

Schedule 4

WARRANTIES OF THE SELLER

1. DEFINITIONS AND INTERPRETATION

1.1 In this Schedule, where the context admits:

“Anticorruption Laws” means all laws, regulations, or orders relating to bribery, or corruption (governmental or commercial), including laws that prohibit the corrupt payment, offer, promise, or authorisation of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee, person or commercial entity, to obtain a business advantage, or the offer, promise, or gift of, or the request for, agreement to receive or receipt of a financial or other advantage to induce or reward the improper performance of a relevant function or activity; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery Act of 2010, the Corruption (Jersey) Laws 2006 and any laws enacted to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions signed in Paris on 17 December 1997, which entered into force on 15 February 1999, and the Convention’s Commentaries;

“Applicable Data Protection Laws” means the General Data Protection Regulation 2016/679 (the “GDPR”), the UK Data Protection Act 2018 (the “DPA”), the UK General Data Protection Regulation as defined by the DPA (the “UK GDPR”) and the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426), each as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019, and any other applicable legislation and regulations relating to the use of personal data in any relevant jurisdiction, and any relevant law, statute, declaration, decree, directive, legislative enactment, order, ordinance, regulation, rule or other binding instrument which implements any of the above, in each case as amended, consolidated, re-enacted or replaced from time to time;

“Appointed Representative” has the meaning set out at section 39(2) of the Financial Services and Markets Act 2000;

“Authorised Person” has the meaning set out at section 31(2) of Financial Services and Markets Act 2000, namely a person authorised and regulated by the Financial Conduct Authority or the Prudential Regulation Authority to carry on a regulated activity in the United Kingdom;

“Business IP” has the meaning given in paragraph 15.1;

“Business” means the business of each Group Company as carried on as at, or at any time prior to, the date of this Agreement and which relates to the provision of marketing and advertising services supplied to betting or gaming operators;

“Canada Tax Act” means the Income Tax Act of Canada, as amended from time to time;

“Competition Laws” means all applicable law concerning restrictive or anti-competitive practices (including cartels, pricing, resale pricing, market sharing), dominant market positions and monopolies and the control of mergers, acquisitions and concentrations, including the Competition Act 1998, the Enterprise Act 2002, articles 101 and 102 of the Treaty on the Functioning of the European Union and Council Regulation (EC) No 139/2004.

“Consents” has the meaning given in paragraph 19.1;

“Contractor” means any individual who performs services (whether directly or through a personal services company) for any Group Company but who is not an Employee (and for the avoidance of doubt shall exclude any commercial third party suppliers).

“Contributor” has the meaning given in paragraph 15.11;

“COVID-19” means SARS-COV 2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;

“Dormant Company” means RIBN Inc (a wholly owned subsidiary of Wise Publishing incorporated under the laws of the Province of Ontario) which was dissolved on 17 October 2025;

“ECTEA 2022” the Economic Crime (Transparency and Enforcement) Act 2022;

“EHS Consents” means any permits, licences, consents, registrations, approvals, notifications, waivers, exemptions, allowances, or other authorisations relating to EHS Matters and required at the date of this Agreement by or under any EHS Laws for the operation of the Group’s business or the use of, or any activities or operations carried out at, any of the Properties as such business is operated and as such Properties are used at the date of this Agreement;

“EHS Laws” means all applicable laws (including, for the avoidance of doubt, common law), statutes, regulations, statutory guidance notes, by-laws, approved codes of practice, decrees, orders and any final and binding court, tribunal, or other official decision of any relevant authority in any jurisdiction, insofar as they relate or apply to EHS Matters at the date of this Agreement and are binding and in force on any Group Company at the date of this Agreement;

“EHS Matters” means matters relating to:

(a) worker health or safety;

(b) the pollution, contamination, or protection of the Environment; and

(c) the use or exploitation of any environmental or natural resources and/or any Hazardous Substances.

“Employee” means each employee, worker or officer of any Group Company, including any individual whose employment is hosted by, or administered through, an employer of record but who is assigned to perform services for, or on behalf of, any Group Company;

“Employing Jurisdictions” means Bulgaria, Canada, Israel, Jersey, Malta, Poland, Slovakia, Spain, United Kingdom and United States of America.

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings or other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); and soil and land (including buildings) and any ecological systems and living organisms supported by these media (including, for the avoidance of doubt, man);

“Hazardous Substances” means any natural or artificial substance (whether in the form of a solid, liquid, gas or otherwise and whether alone or in combination with any other material or substance) which is capable of causing harm or damage to the Environment;

“IP Licences” has the meaning given in paragraph 15.2(b);

“IT Contracts” has the meaning given in paragraph 16.3;

“IT Systems” means all computer hardware, including peripherals and ancillary equipment and network and telecommunications equipment, and all computer software used by any Group Company immediately prior to the date of this Agreement;

“Legacy Companies” means Rock Marketing Ltd, Beach Services Ltd and TO Holdings Ltd;

“Material Contracts” means (a) the Group’s top 15 customer contracts by total revenue from 1 December 2024 to 31 March 2025; and (b) the Group’s top 10 supplier contracts by FY24 expenditure;

“Open Source Software” means any software code or component that is distributed as open source software under any licence described by the Open Source Initiative as set forth at https://opensource.org/licenses;

“Owned IP” has the meaning given in paragraph 15.6;

“Pension Scheme” means any pension or retirement plan, scheme or arrangement operated by any Group Company (excluding any statutory arrangement that is mandated by applicable law);

“Proceedings” means, excluding in relation to Gaming Laws, any civil, criminal, administrative or regulatory proceedings with any person, any arbitration, any form of mediation or dispute resolution, and any claim, action or hearing before, dispute with, reference to or investigation, inquiry, report, market study or enforcement proceedings by any court, tribunal or Governmental Authority;

“Properties” means those properties listed in Schedule 9, each a “Property”;

“Registered IP” has the meaning given in paragraph 15.2(a);

“Relevant Transfer” has the meaning given in paragraph 12.6(a)(i);

“Retirement Benefits” means any pension, lump sum, gratuity or other like benefit provided or to be provided in connection with the retirement or death of any former or current employee or officer of any Group Company or the dependant of such employee or officer;

“Sanctioned Person” means a person or entity:

(a) designated on the lists of Specially Designated Nationals and Blocked Persons or “Foreign Sanctions Evaders” maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State;

(b) designated on the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission, the Consolidated List of Financial Sanctions Targets maintained by the Office of Financial Sanctions Implementation within the UK’s HM Treasury;

(c) that is, or is part of, a government of a Sanctioned Territory;

(d) that is located, organised or ordinarily residing in any Sanctioned Territory; or

(e) 50% or more directly or indirectly owned or controlled by any of the foregoing (as such terms are interpreted under applicable Sanctions Laws);

“Sanctioned Territory” means any country or other territory subject to a comprehensive export, import, financial or investment embargo under any Sanctions Laws, which currently comprise Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic;

“Sanctions Laws” means any applicable export control and economic sanctions Laws and regulations thereunder of the U.S., the United Nations Security Council, the UK and/or the EU;

“Senior Employee” means [***], [***], [***], [***], [***], [***], [***] and [***]; and

“Unregistered IP” means all Business IP comprised of unregistered Intellectual Property owned by the Group.

2. Title and capacity

2.1 The Seller is validly incorporated, in existence and duly registered under the laws of its country of incorporation.

2.2 The Seller has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms.

2.3 This Agreement and the other Transaction Documents to which they are a party constitute (or shall constitute when executed) valid, legal, binding and enforceable obligations on the Seller in accordance with their terms.

2.4 The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by the Seller and the performance of and compliance with their terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Seller, any agreement or instrument to which the Seller is a party or by which it is bound, or any Law, order or judgment that applies to or binds the Seller or any of its property.

2.5 No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority (other than as set out in Clause 5 of this Agreement) is required to be obtained, or made, by the Seller to authorise the execution or performance of this Agreement by the Seller.

2.6 The Seller is the sole legal and beneficial owner of the Shares and is entitled to transfer the legal and beneficial interest in such Shares.

2.7 The Seller is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act. The Seller (either alone or together with its beneficial owner and/or any advisors retained by the Seller in connection with evaluating the merits and risks of prospective investments) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Genius Common Stock and is capable of bearing the economic risks of such investment.

2.8 The Seller understands and agrees that the offering and issuance of the Consideration Stock has not been, and will not be, registered under the Securities Act or any applicable state securities laws and is being made in reliance upon U.S. federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Seller’s representations as expressed herein. The Seller understands that the Consideration Stock can only be offered, resold, transferred, pledged or otherwise disposed by the Seller pursuant to an effective registration statement under the Securities Act or an exemption from registration under the Securities Act if available, and that any certificates or book-entry position representing the Consideration Stock will contain a restrictive legend to this effect. The Seller is not acquiring the Consideration Stock with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities laws.

2.9 The Seller acknowledges and agrees that the Seller and the Seller’s professional advisor(s) have had the opportunity to ask such questions, receive such answers and obtain such information from the Buyer regarding the Buyer Group, its business and the terms and conditions of the offering of the Consideration Stock as the Seller and the Seller’s professional advisor(s) have deemed necessary to make an investment decision with respect to the Consideration Stock and that the Seller has independently made its own analysis and decision to invest in Genius Common Stock.

3. CAPITAL STRUCTURE AND CORPORATE INFORMATION

3.1 The Shares constitute the whole of the allotted and issued share capital of the Company, are fully paid and free from all Encumbrances and have been properly and validly allotted and issued.

3.2 The Group Information Schedule lists:

(a) all the subsidiaries and subsidiary undertakings of the Company; and

(b) sets out particulars of their allotted and issued share capital and such Group Information Schedule and Schedule 1 are complete and accurate in all respects.

3.3 Other than in respect of the 41,667 voting common shares without par value held by [***] in Wise Publishing, Inc., the Company or a Subsidiary is the sole beneficial and (save in respect of any nominee arrangement pursuant to which a Subsidiary has the right, at any time, to request the transfer to it of the relevant legal title) legal owner of the whole allotted and issued share capital of each Subsidiary and, save as set out in the Group Information Schedule, all such shares are fully paid up and free from all Encumbrances.

3.4 No Group Company owns any shares in the capital of any company other than the Subsidiaries.

3.5 Other than the Wise Options and pursuant to the LTIP, no person (other than a Group Company) has a right (or has claimed such a right) to require any Group Company to allot, issue, sell, transfer any share capital, or to convert existing securities into or to issue securities that have rights to convert into any share capital in any Group Company. Neither the Seller nor any of its Affiliates (including the Group Companies) has agreed to confer such a right.

3.6 Other than the Wise Options and pursuant to the LTIP, no commitment has been given to create an Encumbrance affecting any shares, unissued shares, debentures or other unissued securities of any Group Company, and no person has claimed any rights in connection with any of those things.

3.7 No Group Company has allotted, issued or granted any securities or redeemed, reduced, purchased, forfeited, cancelled, converted, redenominated, redesignated, repaid or altered any shares in its capital or registered the transfer of any of its securities, in each case, in breach of applicable Law or its constitution.

3.8 There is no arrangement in place for or contemplating any redemption, reduction, purchase, forfeiture, cancellation, conversion, redenomination, redesignation, repayment or alternation of any shares in the capital of any Group Company.

3.9 No Group Company has redeemed, reduced, purchased, forfeited or cancelled any shares in its capital, other than in circumstances where the shares in question were held by another Group Company.

3.10 No securities of any Company have ever been admitted to:

(a) the Official List maintained by the Financial Conduct Authority or to any equivalent list in any other territory; or

(b) trading on any securities exchange in any territory.

3.11 No Group Company is or has agreed to become a member of any partnership or other unincorporated association, foundation, joint venture, consortium or recognised trade association.

3.12 The Group Information Schedule contains a complete and up to date list of all branches, places of business or establishment of Group Companies outside of their respective jurisdictions of incorporation.

3.13 Each Group Company is validly incorporated, in existence and duly registered under the laws of its country of incorporation.

3.14 No Group Company is a registrable relevant legal entity as defined in s.790C(8) Companies Act 2006 (including as applied to limited liability partnerships, unregistered companies and European companies) or reg. 3(8) Scottish Partnerships (Register of People with Significant Control) Regulations 2017 (SI 2017/694).

3.15 No Group Company is:

(a) a registrable beneficial owner (as defined in s.44(1) ECTEA 2022);

(i) a beneficiary, potential beneficiary, settlor, grantor or interested person (as defined in Sch. 1 para. 8(3) ECTEA 2022) in relation to any trust any of whose details are required to be provided to Companies House under any provision of ECTEA 2022;

(ii) required to register as an overseas entity or provide any details to Companies House under any provision of ECTEA 2022; or

(iii) a trustee of a trust any details of which are required to be provided to Companies House under any provision of ECTEA 2022.

(b) No Group Company is a trustee, beneficiary, potential beneficiary, settlor or grantor in relation to:

(i) a taxable relevant trust (as defined in reg. 45(14) Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (SI 2017/692) (the “MLR 2017”);

(ii) a type A trust, a type B trust or a type C trust (as defined in reg. 45ZA(1) MLR 2017);

(iii) a trust that is not a type B trust but which would have been a type B trust if its trustees had entered into a business relationship with a relevant person (as defined in reg. 3(1) MLR 2017) before 6 October 2020; or

(iv) a trust that is not a type B trust or type C trust but which would have been a type B trust or type C trust if its trustees had acquired an interest in land in the United Kingdom (as defined in reg. 42(5) MLR 2017) before 6 October 2020.

4. CONSTITUTIONAL AND CORPORATE DOCUMENTS

4.1 Copies of the articles of association of each Group Company (or any equivalent documents for each Group Company incorporated outside of England and Wales) are included in the Data Room, and such copies are true, accurate, complete and up to date.

4.2 In the three years prior to the date of this Agreement, all material returns, particulars and resolutions which each Group Company is required by Law to file with or deliver to any Authority in its jurisdiction of incorporation (including the Registrar of Companies in England and Wales or any applicable overseas equivalent) have been filed or delivered.

4.3 All statutory books and registers required to be maintained by each Group Company under the law of its jurisdiction of incorporation are in the possession or under the control of the Group Company to which they relate and are properly written up in all material respects. No written notice, claim or allegation has been received or allegation made that any such books or registers are not in compliance with applicable Laws.

4.4 Each Group Company has at all times complied with all duties imposed on it by Part 21A and Schedules 1A and 1B of the Companies Act 2006 or Part 1 of or any schedule to ECTEA 2022.

4.5 All returns, particulars, resolutions and other documents that each Group Company is required to file with or deliver to any authority in any jurisdiction have been correctly made up and duly filed and delivered.

5. INSOLVENCY

5.1 No receiver or administrative receiver or manager or receiver and manager or trustee or similar person has been appointed over the whole or any part of the assets or undertaking of any Group Company. No administrator has been appointed in respect of any Group Company, nor has any administration order been made in respect of any Group Company and no petition or application for such an order or any notice of appointment of, or of any intention to appoint, an administrator has been threatened, presented, made, served or filed. No order has been made, no resolution has been passed for the purpose of winding up any Group Company (including, without limitation, by means of a creditors’ writing up pursuant to the Companies (Jersey) Law 1991) or for the appointment of a provisional liquidator or special manager to any Group Company. Without prejudice to the foregoing no application for the property of any Group Company to be declared en désastre or for any Group Company to make general cession of its property or for the property of any Group Company to be placed under the control of the Royal Court of Jersey has been made.

5.2 No voluntary arrangement, compromise, composition, scheme of arrangement, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement between any Group Company and its creditors (or any class of them) has been proposed or approved by any Group Company other than in the ordinary course of business.

5.3 No petition or application has been threatened, made or presented against any Group Company by any third party for the purpose of winding up any Group Company (including, without limitation, by means of a creditors’ writing up pursuant to the Companies (Jersey) Law 1991) or for the appointment of a provisional liquidator or special manager to any Group Company.

5.4 Other than with regards to the Legacy Companies and the Dormant Company, no step has been taken to initiate any process by or under which the ability of any person to enforce any debt against a Group Company is suspended, restricted or prevented.

5.5 No step has been taken with a view to the dissolution or striking-off the register of any Group Company: (a) which is dormant Group Company without any assets; or (b) in connection with the dissolution or striking-off of any Group Company pursuant to a bona fide internal reorganisation.

5.6 No step has been taken with a view to the dissolution or striking-off the register of any Group Company, other than: (a) in respect of any dormant Group Company without any assets; or (b) in connection with the dissolution or striking-off of any Group Company pursuant to a bona fide internal reorganisation.

5.7 No event or circumstance has occurred or exists in respect of any Group Company (in each case, pursuant to the Law applicable to that Group Company) analogous to those described in paragraphs 5.1 to 5.6 above.

5.8 No Group Company is unable to or has stopped paying its debts as and when they fall due.

6. ACCOUNTS

6.1 The Accounts:

(a) have been prepared in accordance with applicable Laws and IFRS applicable as at the Accounts Date;

(b) give a true and fair view of the state of affairs of the Group and its assets and liabilities as at the Accounts Date and of the results and cashflows thereof for the financial year ended on the Accounts Date; and

(c) except as disclosed therein, have been prepared in all material respects using bases, policies, principles, practices, methods and techniques which are consistent with those used in preparing the audited financial statements of the Group for the prior accounting period preceding the Accounts Date;

6.2 The Management Accounts:

(a) have been prepared properly, in good faith and with due care in a manner and on a basis consistent with the preparation of management accounts of the Group in the 12 months prior to the Accounts Date;

(b) taking into account the purpose for which the Management Accounts have been prepared and the fact that they are unaudited, have been prepared in all material respects in accordance with applicable Laws and IFRS;

(c) are not materially misleading; and

(d) present with reasonable accuracy:

(i) the assets and liabilities of the Group as at the date to which they have been prepared; or

(ii) the profit and loss of the Group for the period for which they have been prepared.

7. CHANGES SINCE THE ACCOUNTS DATE

Since the Accounts Date:

(a) the business of the Group has been, in all material respects, conducted in the ordinary course and as a going concern, without any material interruption or material alteration in the manner, nature or scope of such business;

(b) no Group Company has suspended or ceased to carry on all or a material part of its business;

(c) there has been no material adverse change in the financial position of the Group taken as a whole or of any of its business lines;

(d) no Group Company has issued or agreed to issue any share or loan capital;

(e) no dividend or other distribution of profits or assets has been, or has agreed to be, declared, made or paid by any Group Company (other than to another Group Company);

(f) no Group Company has changed the manner in which it issues invoices, collects debts or pays its creditors;

(g) no Group Company has changed its accounting reference date;

(h) no Group Company has incurred any actual or contingent liability in excess of USD 1,000,000;

(i) no Group Company has borrowed or raised any money or taken any form of financial security in excess of USD 1,000,000;

(j) no Group Company has incurred (or agreed to incur) any capital expenditure on any individual item in excess of USD 1,000,000 or acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item in excess of USD 1,000,000;

(k) no shareholder resolutions of any Group Company have been passed; and

(l) no Group Company has agreed or committed to do any of the actions in paragraphs (a) to (k) above.

8. FINANCIAL AND OTHER RECORDS

The financial, statutory and accounting records of each Group Company are in the possession or under the control of the Group Company to which they relate, contain all matters that are required by Law to appear in them and contain no material inaccuracies or discrepancies. No notice, claim or written allegation has been received and, as far as the Seller is aware, no allegation has been made that any such records are materially incorrect or not in material compliance with applicable Laws.

9. ASSETS

9.1 All of the assets included in the Accounts or acquired after the Accounts Date, other than assets disposed of or realised in the ordinary course of business and rights and retention of title arrangements arising by operation of law in the ordinary course of business, and any other material assets reasonably necessary for the operation of the Group in the manner that it has operated in the six months immediately preceding the date of this Agreement (for the purposes of this paragraph 9, the “Material Assets”):

(a) are legally and beneficially owned by the Group Companies;

(b) are free of Encumbrances or any agreement or commitment to create an Encumbrance, and no person has claimed to be entitled to create such an Encumbrance (in each case, except for Encumbrances arising by operation of Law in the ordinary course of business);

(c) are not subject to any lease, hire purchase agreement or factoring arrangement; and

(d) are, to the extent capable of being in possession, are in possession or under the control of the Group Companies (except where held by a third party in the ordinary course of business).

9.2 The Group Companies own or have the right to use all Material Assets.

9.3 No Group Company depends on the use of assets by or in the name of the Seller or any of its Affiliates (other than another Group Company) or Representatives and there are no material contracts which relate both to the Group and the Seller and/or any of its Affiliates (other than another Group Company).

9.4 No Group Company has any liabilities (whether actual or contingent), other than those disclosed in the Accounts or otherwise Disclosed or incurred since the Accounts Date in the ordinary course of its business.

9.5 The Group Companies own, or have the right to use, all assets which are reasonably necessary for the carrying on of the business of the Group in the manner that it has operated in the six months immediately preceding the date of this Agreement and the Group Companies will not cease to own or have the right to use such assets as a result of the Transaction.

10. CONTRACTS

10.1 Complete and accurate copies of the Material Contracts are included in the Data Room and all such agreements are recorded in writing and, as far as the Seller is aware, are valid and binding.

10.2 There is no customer contract to which any Group Company is a party that is: (a) not a Material Contract; and (b) with a counterparty that is in the top five customers of the Group based on generated total revenue to the Group in the Group’s financial year ending 30 November 2025.

10.3 There is no supplier contract to which any Group Company is a party that is: (a) not a Material Contract; and (b) with a counterparty that is in the top five suppliers of the Group based on total expenditure (save in respect of one-off costs in respect of the Group’s annual conference) to the Group in the Group’s financial year ending 30 November 2025.

10.4 No written notice of termination or material breach (which is current and outstanding) of any Material Contract has been received or served by a Group Company during the 12 months immediately preceding the date of this Agreement.

10.5 During the 12 months immediately preceding the date of this Agreement:

(a) no counterparty to the Material Contracts has stopped or materially reduced or substantially changed their business dealings with any Group Company in a manner which has had or is reasonably likely to have a materially adverse effect on a Group Company, nor, as far as the Seller is aware, have they threatened to take any such actions; and

(b) the Group as a whole has not suffered any material adverse effect from any change to or loss of any business dealings with any customer or supplier; and

so far as the Seller is aware, there are no circumstances that might result in anything described above occurring after the date of this Agreement.

10.6 No Group Company, and, so far as the Seller is aware, no other party to a Material Contract, is in material breach of any Material Contract nor have there been any material disputes in the 12 months immediately preceding the date of this Agreement in relation to any Material Contract.

10.7 No Group Company is a party to any material agreement or arrangement which:

(a) is not on arm’s length terms;

(b) is outside the ordinary and normal course of business or involves obligations, restrictions or expenditure which are unusual or exceptional in nature; or

(c) imposes any right of exclusivity in favour of, or otherwise grants exclusivity to, any counterparty.

11. FINANCE AND GUARANTEES

11.1 The Data Room contains correct, complete and accurate copies of the agreements in respect of all current and outstanding Third Party Debt (excluding FX and hedging arrangements) of each Group Company as at the date of this Agreement. The Data Room contains at 16.24.8 and 8.1.23 a schedule of the Group’s Third Party Debt (including FX and hedging arrangements) between each Group Company that is correct, complete and accurate in all material respects.

11.2 No Group Company is a borrower under any bank facilities or other third party borrowing arrangement.

11.3 No Group Company has given, entered into or been a party to any guarantee or Encumbrance which remains outstanding in respect of, or is otherwise responsible for the indebtedness or the default in the performance of any obligation, of any person in connection with any Third Party Debt (including for this purpose any Third Party Debt in respect of any person that is not a Group Company with the reference to “Group” or “Group Company” in such definition to include any third party).

11.4 No Group Company has factored or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts or waived any right of set-off it may have against any third party.

11.5 Other than in the ordinary course of business, no Third Party Debt of any Group Company is due and payable and no Encumbrance over any of the assets of any Group Company is now enforceable, whether by virtue of the stated maturity date of the relevant indebtedness having been reached or otherwise. No Group Company is in default or in an event of default (howsoever described) under any Third Party Debt.

11.6 No Group Company has received grants, subsidies, allowances, loan payments, guarantees or other financial assistance from any Authority.

11.7 No Group Company has any obligation to repay any funds awarded and/or received from any Authority in connection with any COVID-19 related financial measures.

11.8 No person (other than the Company or a Group Company) has given or granted any guarantee or security in connection with any borrowing or hedging activities of the Company or any Group Company.

11.9 The Transaction will not result in:

(a) termination of or a material adverse effect on any Third Party Debt or any other financial agreement or arrangement under which any Group Company borrows money or engages in hedging or FX activity; or

(b) any indebtedness of any Group Company becoming due, or capable of being declared due and payable, prior to its stated maturity.

12. EMPLOYMENT

12.1 Directors

(a) No Group Company has any director (including any shadow director or de facto director) or company secretary other than the individuals named in the Group Information Schedule.

(b) No director of any Group Company is a director (including a shadow director or de facto director) or equivalent officer of any other legal entity (other than another Group Company).

12.2 Particulars Disclosed

(a) The Data Room contains:

(i) a complete and accurate list of all Employees as at 21 January 2026 (the “Schedule of Employees”), setting out complete and accurate particulars of:

(A) their employing entity;

(B) the date on which their employment and/or continuous service began;

(C) their job title;

(D) their work location;

(E) remuneration (including but not limited to all bonus, commission, and incentive arrangements) provided by any Group Company;

(F) their notice period (if applicable); and

(G) their type of employment contract (full/part-time, fixed term etc.).

(ii) a complete and accurate list of all Contractors (the “Schedule of Contractors”), setting out complete and accurate particulars of:

(A) their engaging entity;

(B) whether they are engaged as an individual or via a personal services company;

(C) their fee or remuneration; and

(D) their work location.

(iii) complete and accurate copies of the contracts of employment or engagement of each Senior Employee and any amendments (other than trivial or de minimis amendments) and side letters;

(iv) accurate copies of the current standard terms and conditions of employment in the Employing Jurisdictions and confirmation that no Employees are employed on contracts of employment which are materially different to those standard terms;

(v) copies of current staff handbooks and material policies (or any equivalent polices for each Group Company incorporated outside of England and Wales) applicable to any Employee or Contractor;

(vi) accurate copies of the current standard terms and conditions of engagement in the Employing Jurisdictions applicable to Contractors and confirmation that no Contractors are engaged on terms which are materially different to those standard terms;

(vii) complete and accurate details of any share incentive schemes, share option schemes, profit sharing schemes, bonus schemes, commission schemes, savings or investment schemes, other incentive schemes (whether in cash or equity) or any ad hoc individual arrangement (other than trivial or de minimis arrangements) (in each case operated by any Group Company);

(viii) all documentation relating to, any employee benefit trust operated by the Group whether in conjunction with all such arrangements described in (vii) or otherwise; and

(ix) a schedule of all outstanding LTIP Awards.

(b) There are no direct or indirect terms of engagement or employment currently in place which govern and/or set out the terms on which the ultimate beneficial owner of the Group provides services to the Group.

(c) There is no person who has accepted an offer of employment or engagement made by any Group Company for remuneration exceeding GBP 150,000 per annum (or applicable local currency equivalent) where such person’s employment or engagement has yet to start, and there are no such offers of employment or engagement which have been issued and remain open for acceptance.

(d) All contracts of employment or engagement between a Group Company and its Employees and Contractors are terminable at any time on not more than six months' notice without compensation (other than statutory compensation, if applicable).

12.3 Payments

(a) Other than increases to salary and the level of benefits in the ordinary course of business:

(i) in the 12 months prior to the date of this Agreement there have been no:

(A) changes to the rate of remuneration or other benefits or change to the terms of employment or engagement of any Employee or Contractor of a Group Company, in each case other than trivial or de minimis changes; and

(B) payments to any current or former Employee or Contractor or to anyone connected with such person, in excess of that person’s contractual entitlements under their terms of employment or engagement.

(ii) no Group Company is under any legal obligation to make, or has agreed to make any changes to the remuneration or other benefits of any Employee or Contractor of a Group Company, other than trivial or de minimis changes.

(b) No Group Company has given or received written notice (which is current and outstanding) terminating the office and/or employment or engagement of any Employee or Contractor with remuneration exceeding GBP 150,000 per annum (or applicable local currency equivalent) and, so far as the Seller is aware, no notice to terminate is pending or threatened.

(c) No Group Company:

(i) operates and has not operated any policy or custom or practice (whether contractual or non-contractual) pursuant to which there is an obligation to make a payment to any of its Employees on or by reason of the termination of their employment or loss of office, including by reason of redundancy, in excess of any statutory payment; or

(ii) has any agreed procedure for redundancy selection that applies to any of its Employees.

(d) No amounts due to any current or former Employee or Contractor are in arrears or unsatisfied and there are no amounts that have accrued but are not yet due to be paid in connection with such Employee’s employment or Contractor’s engagement (other than such Employee’s or Contractor’s normal salary or fee and accrued holiday pay (as applicable) for relevant current period or amounts in respect of the relevant LTIP Awards).

(e) No loans, notional loans or advances have been made by any (i) Group Company, (ii) Seller or (iii) employee benefit trust to or for the benefit of any current or former director, Employee (or any nominees or associates of such Employee) or Contractor which are outstanding.

(f) Other than any entitlement to the Consideration or any payment contemplated in the Transaction Documents including in respect of the LTIP Awards and any Transaction Bonuses):

(i) no contractual or gratuitous payment (including in the form of a “golden parachute”) or benefit whatsoever has been made, promised, or may become due to be made to any current or former director, Employee or Contractor of a Group Company in connection with the Transaction; and

(ii) nor will the Transaction cause any benefit to or in respect of any person to change or increase, or accelerate the vesting, timing, funding or payment of any benefit.

(g) The Transaction itself will not enable any director, Employee or Contractor to terminate their appointment, employment or engagement, and/or treat the Transaction as amounting to a breach of their contract or be released from any obligation.

12.4 Employment disputes

(a) No Group Company is or, in the 12 months prior to the date of this Agreement, has been:

(i) involved in any existing, pending or threatened (in writing) claim, action, investigation, proceedings or dispute exceeding GBP 75,000 (or applicable local currency equivalent)

by or in respect of any Employee, former Employee, employee representative representing any Employee or former Employee or Contractor or former Contractor and, so far as the Seller is aware, there are no facts or circumstances which are reasonably likely to give rise to any such matter;

(ii) under any liability or has provided or agreed to provide any ex-gratia payment or benefit exceeding GBP 75,000 (or applicable local currency equivalent) in connection with the termination of the employment or engagement or any Employee or Consultant.

(b) No Employee with remuneration exceeding GBP 150,000 per annum (or applicable local currency equivalent) is currently, or has been within the period of 12 months before the date of this Agreement, subject to any suspension, disciplinary process or engaged in any grievance procedure.

12.5 Compliance

(a) Each Group Company is and in the three years prior to the date of this Agreement has in relation to each of its current and former Employees and Contractors been in compliance in all material respects, with:

(i) obligations and duties required to be performed by it by the relevant individual’s contract of employment or engagement.

(ii) all requirements under applicable Law, regulation, collective agreements and customs and practices, and/or any judgements, decisions, orders and awards made in respect of or relevant to such individual and no liability for any failure to comply with any such obligation has transferred to any Group Company.

(b) Each Group Company has in relation to each of its current and former Employees and Contractors maintained in all material respects current, adequate and suitable records regarding the service of each such individual.

(c) Each Group Company has afforded all current and former Employees the right to paid holiday in accordance with the Working Time Regulations 1998 or similar local legislation applicable to a Group Company, and all holiday pay for periods of holiday taken has been calculated and paid in accordance with applicable law.

(d) Each Group Company has correctly classified its Employees and Contractors in accordance with applicable law.

12.6 Redundancies and relevant transfers

(a) In the 12 months prior the date of this Agreement:

(i) no Employee or former Employee has at any time transferred to a Group Company pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006 (“TUPE”) or similar local legislation applicable to a Group Company (a “Relevant Transfer”) who at any time before the Relevant Transfer was a member of an occupational pension scheme;

(ii) no Group Company has been a party to a Relevant Transfer and no such Relevant Transfer is pending or anticipated; and

(iii) no Group Company has given notice or initiated any redundancy procedure with any current or former Employee and no such redundancy procedure is pending or anticipated.

12.7 Employee representative bodies

(a) No Group Company has in relation to any of the Employees or Contractors:

(i) recognised any trade union or any other organisation of Employees or Contractors or their representatives, whether voluntarily or in terms of the statutory procedure set out in the Trade Union and Labour Relations (Consolidation) Act 1992 (or similar local legislation applicable to a Group Company); or

(ii) entered into any kind of collective agreement, understanding or arrangement (including collective or industry-level agreements) with any trade union, works council or other employee representative body.

(b) No Group Company is required to provide notice to, or consult with any employee representative body prior to the execution of this Agreement or Completion.

(c) During the 12 months preceding the date of this Agreement:

(i) as far as the Seller is aware, no request has been received by any Group Company for recognition of any trade union or for an agreement in respect of information or consultation; and

(ii) as far as the Seller is aware, there has been no actual or threatened (in writing) industrial or similar action by or in relation to the Employees or any of them and, so far as the Seller is aware, no industrial or similar action is being or has been threatened (in writing), and no ballot for such action has been approved or arranged.

13. IMMIGRATION

13.1 No individual employed by any Group Company:

(a) lacks lawful authorisation to work in the jurisdiction in which they perform their duties; or

(b) holds work authorisation that is invalid, has ceased to have effect (including by reason of expiry, curtailment, revocation, cancellation or otherwise), or is subject to any condition that prevents the individual from undertaking their duties.

13.2 All Group Companies have complied with their obligations under the relevant immigration rules, including in relation to any sponsorship licence (or equivalent in the relevant jurisdiction) the relevant Group Company holds, and has maintained appropriate and adequate right to work records (or equivalent in the relevant jurisdiction) in respect of each of their directors, officers or employees.

13.3 No Group Company nor any of its directors, officers or employees has been subject to any civil, criminal, administrative or regulatory investigation, penalty, fine, enforcement notice or sanction in connection with any breach of applicable immigration or right-to-work laws.

14. PENSIONS

14.1 The Data Room contains details of each Group Company’s Pension Schemes and the provision of Retirement Benefits which are complete and accurate in all material respects.

14.2 No Group Company operates, sponsors, is bound by or has or could reasonably be expected to have any obligation or liability (whether current, prospective or contingent) towards any pension arrangement that provides Retirement Benefits which are calculated on a defined benefit basis in any jurisdiction. No Group Company is, or has in the last six years, been an “associate” of or “connected” with an “employer” (such terms within the meaning of the UK Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (such terms within the meaning of the UK Pension Schemes Act 1993).

14.3 Save in relation to the Pension Schemes, no Group Company has any obligation or liability to or in respect of a scheme or arrangement for the provision of any Retirement Benefits.

14.4 All contributions and expenses due and payable by each Group Company in respect of the Pension Schemes have been paid in full up to the latest payment due date.

14.5 Each Group Company is, in all material respects, in compliance with the terms of each Pension Scheme in which its employees participate and all applicable legislation relating to each Pension Scheme and the provision of Retirement Benefits, including, without limitation, any applicable provisions of the UK Pensions Act 2008.

14.6 No Pension Scheme, nor any Group Company, is party to any current, outstanding, or threatened in writing Proceedings which relates to the provision of any benefits under any such Pension Scheme in respect of any employee or former employee of a Group Company. So far as the Seller is aware, there is no fact or circumstance likely to give rise to any such Proceedings.

14.7 So far as the Seller is aware, no current employee or former employee of any Group Company has previously transferred to a member of the Group pursuant to TUPE who at any time prior to such transfer was a member of a UK “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the UK Pension Schemes Act 1993), in circumstances where the Group has (or could reasonably be expected to have) inherited any obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any enhanced early retirement or redundancy pension benefits, which are derived from such former employer’s pension scheme.

15. INTELLECTUAL PROPERTY

15.1 The Group Companies either own or have valid licences to use all the Intellectual Property which is material to the operation of the Group’s business as carried on immediately prior to the date of this Agreement (the “Business IP”).

15.2 The Data Room contains an accurate and materially complete record of the following:

(a) particulars of all Business IP which is registered (or the subject of a current application for registration) in the name of a Group Company or otherwise legally owned by a Group Company in any jurisdiction (the “Registered IP”);

(b) all material licences under which a Group Company uses, or grants rights to another party to use, any Business IP, other than licences between Group Companies, licences that are ancillary, incidental or consequential to the principal purpose of a broader commercial arrangement, and standard‑form, non‑negotiated in‑licences entered into in the ordinary course of business (including click‑wrap, shrink‑wrap, or SaaS terms) that do not grant exclusivity or impose bespoke restrictions material to the operation of the Group’s business (the “IP Licences”).

15.3 Each employee, officer, director, consultant and contractor of any Group Company or any other person who has created, developed, conceived, authored, reduced to practice or otherwise contributed to the creation or development of any Business IP for or on behalf of any Group Company, is and has been engaged under written terms that assign to the relevant Group Company all such Business IP arising from or related to such services or engagement.

15.4 No Business IP that was developed specifically for or on behalf of any Group Company by any third party is owned by any person other than a Group Company.

15.5 In respect of the Registered IP:

(a) all application and renewal fees due prior to the date of this Agreement have been paid and no Registered IP is subject to cancellation, lapse, abandonment or revocation in respect of its enforceability or validity; and

(b) so far as the Seller is aware there are no current and outstanding oppositions (in the case of applications) or revocation or invalidity actions (in the case of registrations).

15.6 The Registered IP, Unregistered IP and all other Business IP which is owned by a Group Company (collectively, “Owned IP”):

(a) is free from Encumbrances (including any employee rights), and no Group Company has agreed to create an Encumbrance over such rights;

(b) is not subject to any legal or beneficial joint ownership (even in part), other than joint ownership by more than one Group Company; and

(c) is, so far as the Seller is aware, not the subject of any on-going enforceability or invalidity challenge.

15.7 In respect of the IP Licences:

(a) no written notice of termination or material default (which is current and outstanding) of any IP Licence has been received or served by a Group Company and, so far as the Seller is aware, no circumstances exist which are likely to give rise to any such notice;

(b) no material disputes are current and outstanding as at the date of this Agreement and, so far as the Seller is aware, no circumstances exist which are likely to give rise to a material dispute; and

(c) all IP Licences are valid and binding and recorded in writing.

15.8 In the 12 months prior to the date of this Agreement:

(a) no Group Company has received written notice (which is current and outstanding) alleging that any Group Company is, or may be, infringing or misappropriating any third party Intellectual Property;

(b) no Group Company has given written notice (which is current and outstanding) to any third party alleging that the third party is, or may be, materially infringing or misappropriating any Owned IP and, so far as the Seller is aware, no Owned IP has been materially infringed or misappropriated by a third party;

(c) the activities of the Group Companies and the operation of the Group’s business have not materially infringed or otherwise materially violated the Intellectual Property of any person;

(d) there is and has not been any Proceedings in any jurisdiction concerning any of the Owned IP that remains outstanding or unresolved; and

(e) so far as the Seller is aware, there is no circumstances likely to give rise to any matters set out in Warranty 15.8(a) to (d).

15.9 No Group Company owns any domain names, other than the domain names listed in the Data Room.

15.10 No domain name listed in the Domain Name Carve-Out generated (or was required in order for the Group to receive) revenue for the Group in its financial year ended 30 November 2025 in excess of $2,000 per domain name or $50,000 in aggregate for all of the domain names listed in the Domain Name Carve-Out.

15.11 In relation to the Owned IP, all relevant Group Companies have obtained from each present or former employee, officer, consultant, contractor or other author of any work comprised in the Owned IP (“Contributor”) valid, written and irrevocable waivers of moral rights to the fullest extent permitted by law, in favour of the relevant Group Company and its successors or assigns.

16. INFORMATION TECHNOLOGY

16.1 Folder 2.6.2 of the Data Room contains complete and accurate details of the Group’s material written procedures and policies in respect of the IT Systems.

16.2 Each Group Company either owns or has a licence or other right to use all IT Systems which are material to the operation of the Group’s business as conducted as at the date of this Agreement.

16.3 Accurate copies of each material written agreement entered into by any Group Company under which any Group Company receives the right to use or access any material IT Systems (other than off-the-shelf software) are contained in folders 2.2.3, 2.2.4 and 2.16.1.2 of the Data Room (the “IT Contracts”).

16.4 The IT Contracts are valid and binding and no Group Company, and so far as the Seller is aware, no counterparty is in material breach of such contracts.

16.5 The Group Companies follow procedures for maintaining their IT Systems and have security measures, procedures and policies in place that are in accordance with good industry practice, and which are designed for protecting their IT Systems from infection by software viruses and from access by unauthorised persons.

16.6 The Group Companies have taken reasonable steps to back-up electronically stored records, data and information used by them and have made disaster recovery arrangements in relation to the IT Systems in accordance with good industry practice.

16.7 The IT Systems:

(a) are in all material respects in good working order;

(b) function in all material respects in accordance with all applicable specifications and service levels set out in any IT Contracts;

(c) have in all material respects appropriate and adequate capability, capacity, scalability, and performance as needed to allow each Group Company to carry on its business as it has done during the 12 months immediately preceding the date of this Agreement; and

(d) are not substantially dependent (wholly or in part) on any facility not under the exclusive ownership or control of a Group Company.

16.8 In the 12 months prior to the date of this Agreement:

(a) the IT Systems have not materially failed, been materially compromised or subject to any material data loss, theft, corruption, unauthorised access, malware attack or other security breach; and

(b) the IT systems have not suffered any significant defects or operational disturbances which have caused material disruption to the operation of the Group.

16.9 The Group Companies are in possession of the source code to any software in which they own the copyright.

16.10 None of the Group Companies has used Open Source Software that is subject to a “copyleft licence” (as that term is generally understood in the context of Open Source Software, and as further defined by the Open Source Initiative at https://opesnsource.org/faq) in a manner that has imposed a requirement or condition that any software that is material to the operation of the Group and in which any Owned IP subsists be made freely accessible in source code form with no charge or restrictions.

17. DATA PROTECTION

17.1 Each Group Company is, and in the 24 months prior to the date of this Agreement has been, in material compliance with Applicable Data Protection Laws.

17.2 Without limiting paragraph 17.1, in the 24 months prior to the date of this Agreement:

(a) no Group Company has conducted, nor does it currently conduct, solely automated individual decision-making processing, including profiling, which produces legal effects concerning, or significantly affecting, any data subject, as understood under article 22.1 GDPR;

(b) the Group has complied with all requests by data subjects to exercise their rights under Applicable Data Protection Laws and no such request is outstanding; and

(c) no Group Company has suffered or is currently suffering any personal data breach required to be notified to any supervisory authority or other data protection regulator or any data subject.

17.3 No Group Company has received any written notice in the 12 months prior to the date of this Agreement (which is current and still outstanding) alleging material non-compliance with any Applicable Data Protection Laws where such material non-compliance remains outstanding and the Seller is not aware of any circumstances likely to give rise to any allegation to the contrary.

17.4 No Group Company is, or in the 24 months prior to the date of this Agreement has been, subject to any Proceedings alleging material non-compliance with Applicable Data Protection Laws.

17.5 For the purpose of the Warranties in this paragraph 17, the terms “data subject”, “personal data” and “supervisory authority” have the meanings given to them in the DPA.

18. REAL ESTATE

18.1 The Properties are the only premises used or occupied by any Group Company, and the only premises that any Group Company has any interest in and no Group Company has any material liability (whether actual, contingent or prospective (including as guarantor)) or obligation in connection with any land or building of any other kind.

18.2 Particulars of the Properties which are set out in Schedule 9 are true, complete and accurate in all respects.

18.3 The Group Companies named in Schedule 9 are the legal and beneficial owner, tenant or licensee (as applicable) of each Property and each Property is used and/or occupied by a Group Company in accordance with the terms of such lease or licence and that Group Company is in possession and actual occupation of the whole of that Property on an exclusive basis (excluding any arrangements relating to co-working spaces licenced to a Group Company and listed in Schedule 9) and for the purpose of the business of the Group Company.

18.4 In respect of each Property which is a leasehold or licensed property:

(a) no Group Company has received any written notice of any material breach of its subsisting lease or licence of the Property which is current and outstanding;

(b) so far as the Seller is aware, all obligations of any Group Company under its lease or licence have been observed and performed in all material respects and no Group Company has received written notice of any allegation to the contrary;

(c) there are no arrears of rent or licences fees (as applicable), service charge and other sums payable under each lease or licence which are current and outstanding in respect of the relevant Group Company’s subsisting lease or licence of the Property;

(d) so far as the Seller is aware, all consents required in connection with the grant or assignment of the relevant Group Company’s lease or licence have been obtained;

(e) all consents required under the relevant Group Company’s lease or licence in connection with any change of control of a Group Company in order to avoid that lease or licence being determined have been obtained including in respect of this Transaction;

(f) so far as the Seller is aware, there is no circumstance as at the date of this Agreement that would entitle any third party to exercise any right of entry to, or take possession of, any of the Properties other than in accordance with the exercise of such rights in respect of the relevant licensor or landlord contained in the relevant lease or licence referred to in Schedule 9;

(g) no rent review under the relevant Group Company’s lease is outstanding; and

(h) no notice to determine the relevant Group Company’s lease or licence has been served by any party to the relevant lease or licence.

18.5 As far as the Seller is aware, there is no option, pre-emption or right for any third-party to acquire any Property and no Group Company has any option, pre-emption or right to acquire land or buildings or similar matter.

18.6 As far as the Seller is aware, each Property enjoys the necessary rights of access to it, without restriction as to use.

18.7 There is no material dispute, claim, complaint or demand of any kind in respect of any Group Company in connection with any of the Properties. So far as the Seller is aware, there is no circumstance that may give rise to such a material dispute, claim, complaint or demand in connection with any of the Properties.

18.8 The Properties are not subject to or affected by any mortgage or charge (whether legal or equitable, fixed or floating), debenture, lien, pledge, security interest or other encumbrance (including any which secures the payment of money or relates to any obligation or liability of any third party).

18.9 So far as the Seller is aware, no Property is subject to any covenant, stipulation, restriction, profit à prendre, wayleave, licence, grant, right or similar matter (whether public or private) (a “Property Restriction”) that materially adversely affects the current use of that Property.

18.10 No Group Company has received any written notice of any material breach of any Property Restriction.

18.11 So far as the Seller is aware, each Property is in a good state of repair and condition and is fit for its current use, with no substantial expenditure required in the foreseeable future.

18.12 So far as the Seller is aware, the current use of each Property is its permitted lawful use for the purposes of all planning legislation.

18.13 No fit-out works are in the course of being carried out or remain to be completed by any Group Company at any Property and all levies in respect of each Property, which are the responsibility of the Group Company and relate to such-fit out works, have been paid.

18.14 The Data Room contains true and complete copies of all documents relating to all work (including fit-out work) carried out at each Property by the relevant Group Company, in each case with a cost amount of greater than GBP 250,000 including all building contracts, appointments, guarantees, warranties and third-party rights, latent defects insurance, “as-built” drawings and operation and maintenance (O&M) manuals.

19. LICENCES

General

19.1 All licences, consents, permits, approvals, permissions, certificates, qualifications, registrations and other authorisations other than Gaming Approvals (the absence of which would have a material adverse effect on the Group) required to allow the Group to carry on its business in the jurisdictions, and in the manner in which such businesses are currently carried on as at the date of this Agreement (“Consents”):

(a) have been obtained; and

(b) so far as the Seller is aware, are valid and subsisting.

19.2 The Data Room contains true and complete copies of all Consents.

19.3 Each Consent is valid and subsisting. No Group Company is in material breach of the terms or conditions of any Consent.

19.4 As far as the Seller is aware, there is no circumstance that might lead to any Consent being suspended, cancelled, revoked or qualified in any way or not renewed on the same terms.

Gaming Approvals

19.5 All Gaming Approvals required to allow the Group to: (i) carry on its Business; (ii) own and operate its assets; and (iii) otherwise operate its products and provide its services, and in the manner in which such Business is currently carried on as at the date of this Agreement:

(a) have been obtained;

(b) have at all applicable times been held; and

(c) are valid and subsisting.

19.6 The Data Room contains true and complete copies of all Gaming Approvals held by any Group Company as at the date of this Agreement.

19.7 As far as the Seller is aware, no Group Company is in breach of the material terms or conditions of any Gaming Approval.

19.8 As far as the Seller is aware, and excluding any change to Applicable Laws, there is no ongoing litigation, other adverse action or adverse circumstance specifically related to the Group which the Seller considers likely to lead to any Gaming Approval required for the operation of active products of the Business being suspended, cancelled, revoked or adversely qualified in any material way or not renewed on terms no less favourable.

19.9 The Business is not conducted in reliance on any Gaming Approval held by any person other than a Group Company.

19.10 There are no outstanding or pending change of control notifications or approvals in respect of any Gaming Approval held by a Group Company.

19.11 No directors, officers, contractors or employees of the Group Company are or have been required by Gaming Law, or by any Gaming Authority, to obtain or hold personal management licences (or the local equivalent licence or approvals) in connection with the Business.

19.12 No Group Company has ever made any application for any Gaming Approval which (for whatever reason) has not been issued and has not withdrawn any such application (for whatever reason).

19.13 No Group Company has ever surrendered a Gaming Approval or allowed a Gaming Approval to lapse.

19.14 No Group Company has over the last three years received any notice from any Gaming Authority, or any other regulatory authority anywhere in the world, alleging that the Group Company infringes applicable Gaming Laws or is in breach of the terms of any Gaming Approval.

19.15 As far as the Seller is aware, no Group Company, existing director or officer of any Group Company has in the three years prior to the date of this Agreement been in their capacity as such, or is currently, the subject of any formal investigation or enquiry by any Gaming Authority.

19.16 No Group Company has been the subject of any material fine or other material formal sanction imposed by a Gaming Authority in the last three years, and, so far as the Seller is aware, there are no facts, matters or circumstances which, based on the experience of the Group, would be likely to result in any such material fine or other material formal sanction.

19.17 No Group Company has received any correspondence or notice in the last three years that indicates a material fine or sanction may be imposed on a Group Company by a Gaming Authority.

19.18 No Group Company has, in the last three years, conducted Business in, and/or received income from:

(a) a Relevant Jurisdiction; or

(b) so far as the Seller is aware any other jurisdiction,

in which the conduct of such Business and/or from which the receipt of such income by the Group would be a breach of applicable Gaming Laws. For the purpose of this warranty, “Relevant Jurisdiction” means:

(i) any jurisdiction from which the Group received more than 1% of annual Group income in its financial year ended 30 November 2025;

(ii) each of the United Kingdom, the USA, Canada, and each state or nation within each of the foregoing (each a “Key Market”); and/or

(iii) any other jurisdiction where a failure to comply with applicable Gaming Laws might reasonably be expected to give rise to a material risk of any Group Company or Buyer Group Company having any gaming-related licence or approval that it holds in any Key Market revoked, removed, forfeited, suspended, refused, not renewed or otherwise lost.

19.19 As far as the Seller is aware there are no active customers of any Group Company which operate real-money betting or gaming and do not hold a betting or gaming-related licence or approval.

19.20 No Group Company has, in the last three years, received notice of any actual or threatened civil, criminal, administrative or regulatory proceedings with any person, any arbitration, any form of mediation or dispute resolution, and any claim, action or hearing before, dispute with, reference to or investigation, inquiry or enforcement proceedings by any court, tribunal or Gaming Authority or other Governmental Authority which might in any material way affect any Gaming Approval currently held or pending by a Group Company.

19.21 The Data Room contains copies of all correspondence with and communication from any Governmental Authority, received by a Group Company in the last three years, that alleged any breach of any Gaming Laws by a Group Company.

19.22 Document 8 in the Disclosure Bundle (as defined in the Disclosure Letter) contains true and accurate responses to the questions contained therein.

20. COMPLIANCE WITH LAWS AND DISPUTES

20.1 Each Group Company is conducting, and has at all times for the three years prior to the date of this Agreement conducted its business, in all material respects, in accordance with all applicable Laws (excluding Gaming Laws) (including, for the avoidance of doubt, in respect of the Group Companies incorporated in Jersey the Taxation (Companies – Economic Substance) (Jersey) Law 2019).

20.2 No Group Company:

(a) is or has in the three years prior to the date of this Agreement been engaged in any Proceedings (except for debt collection in the normal course of business), in each case of a value exceeding USD 500,000; or

(b) is or has in the three years prior to the date of this Agreement received written notice that it is the subject of any Proceedings by any Authority,

and no such Proceedings have been threatened in writing or are pending and so far as the Seller is aware, there are no circumstances likely to give rise to any such Proceedings.

20.3 As far as the Seller is aware and excluding in respect of Gaming Laws, no Group Company:

(a) has received notice of any existing or pending judgments or rulings made against a Group Company; or

(b) has given any undertakings arising from legal proceedings to an Authority (other than a Gaming Authority) or other third party which remains in force.

20.4 No Group Company, nor any of its directors or officers (in that capacity or, so far as the Seller is aware, in any other capacity), has been convicted of any criminal offence (other than a motoring offence for which no custodial sentence is imposed).

20.5 No Group Company is an Authorised Person or an Appointed Representative, nor has any Group Company or Senior Employees, ever:

(a) carried or purported to carry on, any regulated activity in the United Kingdom under the Financial Services and Markets Act 2000 or the Financial Services Act 1986;

(b) made, approved, communicated or endorsed any unlawful financial promotion (as defined in the Financial Services and Markets Act 2000);

(c) made, approved, communicated or endorsed, in relation to any financial instrument or investment, any statement that is false or misleading in any material respect; or

(d) made any false or misleading impression in relation to any financial instrument or investment, any market in financial instruments or investments, or any financial benchmark.

21. Competition

21.1 In the last three years, no Group Company nor any of its officers, employees or agents, is or has been:

(a) party to or involved in any arrangement, practice or course of conduct that infringes any Competition Laws;

(b) the subject of or involved in any order in connection with any Competition Laws (including any competition disqualification order);

(c) the subject of, involved in or the addressee to any Proceedings or statement of objections in connection with any Competition Laws;

(d) in receipt of any complaint from any person under or in connection with any Competition Laws; or

(e) the giver of any undertaking, commitment or assurance in connection with any Competition Laws.

22. ENVIRONMENT, HEALTH & SAFETY

22.1 Each Group Company is, and has for the three years prior to the date of this Agreement been, in compliance with all EHS Laws in all material respects.

22.2 Each Group Company has obtained all material EHS Consents, each Group Company is, and for the three years prior to the date of this Agreement has been in compliance with all such EHS Consents, and all such material EHS Consents are in full force and effect and so far as the Seller is aware, there are no facts, matters or circumstances that may lead to the revocation, suspension, variation or non-renewal of any material EHS Consents.

22.3 No written complaints or notices have been received by any Group Company in the three years prior to the date of this Agreement alleging or specifying any material breach of or material liability under any EHS Laws which is current and outstanding as at the date of this Agreement.

22.4 There are no written claims, proceedings or other forms of dispute pending or threatened against any Group Company which are current and outstanding in either case relating to any material breach of or any material liability under EHS Laws and so far as the Seller is aware, there are no facts, matters or circumstances likely to give rise to any such fines, penalties, losses, damages, claims, proceedings or other form of dispute, other liabilities or require any works.

23. BRIBERY, CORRUPTION, SANCTIONS AND EXPORT CONTROLS

23.1 In the past three years, so far as the Seller is aware, no Group Company nor any of its directors, officers, employees, agents, representatives or any other person acting on a Group Company’s behalf is engaged (in such capacity) in any conduct, activity or omission which would constitute material non-compliance with any applicable Sanctions Law or Anticorruption Law.

23.2 In the three years prior to the date of this Agreement no Group Company has made a voluntary, directed or involuntary disclosure to any Authority or similar agency with respect to any alleged or suspected conduct, activity or omission arising under or relating to any material non-compliance with or offence under any applicable Sanctions Law or Anticorruption Law.

23.3 No Group Company, so far as the Seller is aware nor any of their respective directors, officers, employees, agents, representatives or any other person acting on a Group Company’s behalf (in such capacity):

(a) is a Sanctioned Person;

(b) is in breach of any applicable Sanctions Laws; or

(c) has in the three years prior to the date of this Agreement engaged in any transaction or dealing with any Sanctioned Person or with any Sanctioned Territory in violation of applicable Sanctions Laws, provided paragraph 23.1 and this paragraph 23.3 shall not apply if and to the extent that it is or would be unenforceable by reason of breach of any provision of the Council Regulation (EC) No 2271/96 of 22 November 1996, the Protecting against the Effects of the Extraterritorial Application of Third Country Legislation (Amendment) (EU Exit) Regulations 2020 (SI 2020/1660), any law or regulation implementing such regulations in any member state of the European Union or the United Kingdom, or any similar blocking or anti-boycott law.

23.4 During the past three years, the Group has instituted and maintains policies and procedures which are designed to promote and achieve material compliance with applicable Anticorruption Laws and Sanctions Laws.

24. POWERS OF ATTORNEY

24.1 There are no powers of attorney in force given by any Group Company (other than those given to its Representatives in the ordinary course of business).

25. TAX

25.1 Payments of Tax

(a) All Tax for which a Group Company has been liable to account has been duly paid (insofar as such Tax ought to have been paid) within the applicable time limit, and each Group Company has duly deducted, withheld or collected (as appropriate) all amounts of or in respect of Tax due to have been deducted, withheld or collected by it and has properly accounted for or paid all such Tax to the relevant Tax Authority.

(b) No Group Company is liable, or has in the three years prior to the date of this Agreement been liable, to pay a material penalty, surcharge, fine or interest in connection with Tax and so far as the Seller is aware, there are no circumstances by reason of which any Group Company is likely to become liable to pay any such interest, fine, penalty or surcharge.

(c) No Group Company is liable to make to any person (including any Tax Authority) any payment in respect of any liability to Tax which is the primary liability of, or arises in respect of profits earned, accrued or received by, any other person that is not a Group Company.

(d) So far as the Seller is aware, no event has occurred which has resulted in any Encumbrances in respect of unpaid Taxes (other than Taxes not yet due and payable) arising over any of the assets of any Group Company.

(e) Neither this Agreement, nor the implementation of the transactions contemplated by this Agreement (including the payment of the Consideration or any part of it), will result in a Group Company incurring any liability to Tax (other than the LTIP Employer Payroll Tax Amount and LTIP Employee Payroll Tax Amount).

25.2 Tax returns and records

(a) Each Group Company has in the three years prior to the date of this Agreement duly made or submitted all returns, accounts and computations in relation to Tax which it was required by law to make or submit and all such returns, accounts and computations were true, accurate and complete in all material respects and were prepared on a proper basis. Each Group Company has complied on a timely basis with all notices served on it and any other requirements lawfully made of it by any Tax Authority.

(b) No Group Company has in the last three years claimed any Relief in respect of research and development (whether under Chapter 6A of Part 3 of Corporation Tax Act 2009 or Part 13 of Corporation Tax Act 2009 or under any predecessor legislation) in the UK or similar Relief in any other jurisdiction.

(c) Each Group Company has in the last three years obtained, maintained and preserved materially complete, accurate and up to date records as required for all Tax purposes and to enable it to deliver correct and complete returns, accounts and computations and to determine an accurate calculation of its liability to Tax in all material respects.

25.3 Tax disputes

No Group Company is or has in the last three years been party to any material dispute with any Tax Authority and no Group Company has in the three years prior to the date of this Agreement been notified that it is the subject of any non-routine investigation, visit, enquiry or audit by any Tax Authority or any administrative or judicial proceeding in respect of Tax. So far as the Seller is aware there are no facts or circumstances which are likely to give rise to any of the foregoing.

25.4 Tax Clearance and special arrangements

No Tax Authority has in the last three years agreed to operate any special arrangement (being an arrangement not based on an application of the relevant legislation, statements of practice or published extra-statutory concessions) concerning the liability of any Group Company to Tax.

25.5 Jurisdiction

Each Group Company has, since its date of incorporation, been resident for Tax purposes only in its jurisdiction of incorporation, including for the purpose of any double taxation agreement, and no Group Company has or has within the last three years had a permanent establishment in any other jurisdiction. No Group Company is liable to pay Tax chargeable under the laws of any other jurisdiction save in respect of income or gain on which it may be subject to Tax solely by way of withholding.

25.6 Groups

No Group Company is, or has been in the three years prior to the date of this Agreement, a member of: (a) a group of companies; (b) a fiscal consolidation; (c) a consortium; or (d) a fiscal unity, for any Tax purpose of which any company (other than a Group Company) is a member.

25.7 Transfer pricing

All transactions and arrangements to which each Group Company is a party or is otherwise involved in have been made on arm's length terms and each Group Company maintains and holds adequate books and records for the purposes of evidencing that arm’s length terms have been applied.

25.8 Employees

(a) Each Group Company has in the last three years made all payments, deductions or withholdings for or on account of Tax as it should have made in respect of any remuneration or benefits of any kind paid or provided to or for the benefit of any person who is (or is treated for any Tax purpose as) an employee, sub-contractor or worker and duly accounted to the relevant Tax Authority for all such amounts.

(b) Each holder of restricted securities or restricted interests in securities (in each case as defined in Chapter 2 Part 7 of Income Tax (Earnings and Pensions) Act 2003 (“ITEPA 2003”) or equivalent legislation in any other jurisdiction) has either paid unrestricted market value for such securities or interests or made a valid election under section 431(1) of ITEPA 2003 (or its equivalent in any other jurisdiction) in respect of such securities or interests. For the purposes of this paragraph, unrestricted market value means “IUMV” as defined in section 428(3) of ITEPA

2003, as calculated on the basis of the best estimate that could reasonably be made as referred to in section 696 of ITEPA 2003.

(c) The Disclosure Letter contains a list of, and the Data Room contains details of, all share schemes, long-term incentive plans, share option schemes and profit-sharing schemes which each Group Company operates or in which employees of any Group Company are entitled to participate, together with copies of any approvals issued by the any Tax Authority in respect of such schemes. So far as the Seller is aware, nothing has been done to prejudice the approved status (if granted) of any such schemes.

(d) No employee benefit trust or similar entity holds shares or other securities in any Group Company and there is no arrangement (formal or informal): (i) for any payment to be made (or benefit provided) by the Seller to any current, former or prospective employee or office holder of a Group Company in connection with this Agreement (or any of the Consideration payable under it); or (ii) to redistribute any of the Consideration payable under this Agreement.

25.9 VAT

Each Group Company is a taxable person, and is duly registered in its jurisdiction of incorporation, for the purposes of VAT and such registration is not subject to any conditions. Each Group Company is not registered, and is not required to register, for VAT purposes in any other jurisdiction.

25.10 Close companies

No Group Company has made or agreed to make a loan or advance (or been treated as making a loan or advance) in circumstances where sections 455, 459 or 460 Corporation Tax Act 2010 (charge to tax in case of loan to participator) (or its equivalent in any other jurisdiction) applied (or would apply, if the loan or advance were made), including (without limitation) where one of those sections (or their equivalent in any other jurisdiction) applied but the tax has not yet become due.

25.11 Inheritance tax

(a) So far as the Seller is aware, no Group Company is or will become liable to be assessed to inheritance tax, estate tax or similar tax as donor or donee of any gift or transferor or transferee of value (actual or deemed), or as a result of any disposition, chargeable transfer or transfer of value (actual or deemed) made by or deemed to be made by any other person.

(b) No shares in or assets of any Group Company are subject to any charge or subject to a power of sale, charge or mortgage pursuant to s section 212 of the Inheritance Tax Act 1984(or any equivalent provision in any jurisdiction outside the United Kingdom) and so far as the Seller is aware there are no circumstances that might lead to such a charge or power of sale, charge or mortgage arising.

25.12 Tax avoidance

No Group Company has knowingly engaged in, or been a party to, any transaction, series of transactions, scheme or arrangement:

(a) of which the main purpose, or one of the main purposes, was the avoidance of Tax or the obtaining of a Tax advantage; or

(b) that is or was required to be disclosed to any Tax Authority under any legislation introduced to counter tax avoidance.

25.13 Transfer taxes

(a) All documents to which a Group Company is a party and which are necessary to establish a Group Company's title to any asset or to enforce any rights have been duly stamped and any applicable stamp or any other transfer, registration or documentary Tax or duty in respect of such documents has been paid.

(b) The share register of the Company is kept in Jersey (and nowhere else) and no other registers of shares in the Company are maintained or kept.

25.14 U.S. tax matters

(a) No Group Company has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(b) Each Group Company disclosed on its respective income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income tax within the meaning of Code §6662.

(c) No Group Company has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(d) No Group Company is or has been a party to any “reportable transaction,” as defined in Code §6707A(c)(1) and Reg. §1.6011-4(b).

(e) No Group Company is a ‘‘controlled foreign corporation’’ as defined in Code §957 or a ‘‘passive foreign investment company’’ within the meaning of Code §1297.

25.15 Canada tax matters

(a) No Group Company has claimed any deduction or incurred any liability under section 78(1) of the Canada Tax Act in respect of unpaid amounts, and no circumstances exist that would require the Group Company to include any amount in income under section 78(1) of the Tax Act for any taxation year ending on or before the Completion Date.

(b) No Group Company has filed or been required to file any information return pursuant to subsection 237.3(2) of the Canada Tax Act or subsection 237.4(4) of the Canada Tax Act in respect of any transaction or series of transactions.

26. INSURANCE

26.1 The Data Room contains accurate details of all material insurance policies maintained by or for the benefit of the Group, under which the Group is or may be entitled to claim or in which the Group has an interest (the “Insurance Policies”).

26.2 All premiums due on each Insurance Policy have been paid in full and on time.

26.3 Each Insurance Policy is valid and in full force and effect. As far as the Seller is aware, there is no circumstance that might cause any Insurance Policy to be void or voidable.

26.4 No Insurance Policy is subject to, and no application by a Group Company for any insurance cover has been declined or accepted (in either case) only on the basis of, any special or unusual terms, conditions or restrictions or the payment of any premium in excess of the normal rate.

26.5 As far as the Seller is aware, all conditions of each Insurance Policy have been observed and performed in full.

26.6 As far as the Seller is aware, no Group Company, nor any of its employees, officers or agents, has done or omitted to do anything that might:

(a) result in an increase in any premium payable under any Insurance Policy;

(b) affect the renewal of any Insurance Policy on the same terms; or

(c) result in any cover or indemnity under any Insurance Policy being declined.

26.7 No Group Company has received or, as far as the Seller is aware, expects to receive notice of any increase in premium, change in the terms of cover or total or partial withdrawal of any cover under any Insurance Policy.

26.8 No Insurance Policy will terminate, can be terminated or will cease to be available to any Group Company as a result of Completion.

26.9 There is no claim outstanding or threatened under any Insurance Policy or in connection with the validity of any Insurance Policy. As far as the Seller is aware, there is no circumstance that might give rise to such a claim.

26.10 As far as the Seller is aware, there is no circumstance that might be required under an Insurance Policy to be notified to the insurer but which has not been so notified.

27. TRANSACTIONS WITH THE SELLER and its affiliates

Other than under the Transaction Documents and any contract of employment or engagement in the Data Room, there is no current and outstanding indebtedness or other liability and no current and outstanding contract, commitment or arrangement between a Group Company and the Seller or any of its Affiliates (other than Group Companies) or Representatives.

Schedule 5

LIMITATIONS ON LIABILITY

1. FINANCIAL LIMITS ON CLAIMS

1.1 The maximum aggregate liability of the Seller in respect of all Business Warranty Claims and Tax Claims (including any reasonable and properly incurred costs, expenses and other liabilities payable by the Seller to the Buyer or the Buyer Guarantor in connection with such Claims) shall not exceed USD 1 and it is acknowledged and agreed between the parties that the sole recourse of the Buyer against the Seller in respect of any Business Warranty Claim or Tax Claim in excess of such amount shall be under the W&I Policy.

1.2 The maximum aggregate liability of the Seller and the Seller Guarantor in respect of all Money Indemnity Claims (including any reasonable and properly incurred costs, expenses and other liabilities payable by the Seller and/or Seller Guarantor to the Buyer or the Buyer Guarantor in connection with such Claims) shall not exceed USD 5,000,000.

1.3 Subject to paragraphs 1.1 and 1.2, the aggregate liability of the Seller and the Seller Guarantor for all Claims (including any reasonable and properly incurred costs, expenses and other liabilities payable by the Seller and/or Seller Guarantor to the Buyer or the Buyer Guarantor in connection with such Claims) shall not exceed an amount equal to the Consideration (but disregarding any deductions from the Consideration in Clause 3.1 for the One-Off LTIP Payment, Initial LTIP Awards Amount for the Specified LTIP Award Holders, the Shareholder Debt Amount, the Earn-Out LTIP Awards Amount for the Specified LTIP Award Holders (if any), the LTIP Employer Payroll Tax Amount, the Top Up Bonus Amount (if any) and the Top Up Bonus Employer Payroll Tax Amount (if any).

1.4 The Buyer acknowledges and agrees that the monetary limitations set out in this Schedule 5 shall continue to apply notwithstanding any matter regarding the status of the W&I Policy (including but not limited to the termination or expiry of the W&I Policy or the insolvency of the underwriters) or any subsequent non-payment under the W&I Policy.

2. TIME LIMITS ON CLAIMS

2.1 Neither the Seller nor the Seller Guarantor shall be liable in respect of any Claim and any such Claim shall be wholly barred and unenforceable unless the Buyer has given notice in writing of such Claim to the Seller:

(a) in the case of a Tax Claim or a Fundamental Warranty Claim, within the period of seven years beginning with the Completion Date;

(b) in the case of a Contractor Tax Indemnity Claim, Seller Guarantor Tax Indemnity Claim or a Reorganisation Tax Indemnity Claim, within the period of five years beginning with the Completion Date;

(c) in the case of any Business Warranty Claim, Reorganisation Indemnity Claim (other than a Reorganisation Tax Indemnity Claim), Gaming Indemnity Claim, Contractor Indemnity Claim (other than a Contractor Tax Indemnity Claim) or Seller Guarantor Indemnity Claim (other than a Seller Guarantor Tax Indemnity Claim or a Seller Guarantor Indemnity Claim pursuant to paragraph 1.1(b) of Schedule 12), within the period of 36 months beginning with the Completion Date; and

(d) in the case of any Money Indemnity Claim, within the period of 12 months beginning with the Completion Date.

2.2 Any notice referred to in paragraph 2.1 shall:

(a) be given by the Buyer to the Seller as soon as reasonably practicable and/or, in any event, within 30 Business Days of the Buyer becoming aware of the facts, matters, circumstances or events giving rise to such Claim;

(b) include such detail and supporting evidence as is reasonably available to the Buyer at the time of the relevant facts and circumstances giving rise to the Claim, together with the Buyer’s good faith estimate of any alleged Loss (or, in the case of a Tax Covenant Claim, the amount of the liability in question); and

(c) specify (without prejudice to the Buyer’s right subsequently to identify other Warranties which are breached by the same facts) the specific Warranties or other provisions of this Agreement which are alleged to have been breached, provided that the failure of the notice from the Buyer to comply with the requirements of paragraphs (a), (b) and (c) shall not operate to limit the liability of the Seller except to the extent that the Seller’s ability to defend such Claim is prejudiced or the liability of the Seller (or reasonably and properly incurred costs and expenses of the Seller in defending such Claim) is increased as a result of such failure.

2.3 The Seller shall not be liable in respect of any Claim (other than a Tax Claim, a Contractor Tax Indemnity Claim, a Seller Guarantor Tax Indemnity Claim or a Reorganisation Tax Indemnity Claim) and any liability of the Seller in respect of such Claim shall absolutely determine and cease (and no new Claim may be made in respect of the facts, matter, events or circumstances giving rise to such Claim), to the extent not previously satisfied, withdrawn or settled, six months after the date on which the notice referred to in paragraph 2.1 is given unless proceedings in respect of the subject matter of the Claim:

(a) have been commenced by being both issued and validly served on the Seller; and

(b) have not been withdrawn or terminated,

provided that such six month time limit shall not start to run:

(c) in respect of any Claim based on a liability to a third party until such liability becomes due and payable; and

(d) in the case of a contingent or unquantifiable liability, until six months after such loss becomes an actual quantifiable liability.

3. REMEDIABLE BREACHES

3.1 To the extent the fact, matter, event or circumstance giving rise to a Claim (other than a Tax Covenant Claim, a Reorganisation Tax Indemnity Claim, a Contractor Tax Indemnity Claim or a Seller Guarantor Tax Indemnity Claim) is capable of remedy, the Seller shall not be liable for such Claim if and to the extent that it is remedied at the cost and expense of the Seller to the reasonable satisfaction of the Buyer within 20 Business Days of the date of the notice referred to in paragraph 2.1. Without prejudice to any obligation on the Buyer to mitigate any loss, the Buyer shall, and shall procure that each member of the Buyer Group shall, at the cost and expense of the Seller, provide reasonable assistance to the Seller to remedy any such fact, matter, event or circumstance.

4. PUNITIVE LOSS

Neither the Buyer, the Buyer Guarantor, the Seller Guarantor or the Seller shall be liable for any punitive, indirect or consequential loss as a result of a breach of the warranties given by any of them in this Agreement (including, in the case of the Seller, the Warranties).

5. DISCLOSURE

5.1 The Seller shall not be liable in respect of any Claim (other than a Fundamental Warranty Claim, a Claim for breach of any of the Termination Warranties, a Tax Covenant Claim or an Indemnity Claim) if and to the extent that the fact, matter, event or circumstance giving rise to such Claim:

(a) is Disclosed: (i) in this Agreement; or (ii) in the Disclosure Letter; or

(b) in respect of a Claim for a breach of Clause 11.1(b) only, arises after the date of this Agreement and is Disclosed in the Completion Disclosure Letter.

6. KNOWLEDGE OF THE BUYER

6.1 The Seller shall not be liable in respect of any Claim (other than a Fundamental Warranty Claim, Tax Covenant Claim or Indemnity Claim) if and to the extent that any person listed in Section 1 of the Buyer Awareness List (with such persons not being under any obligation to make any enquiries of any other persons) had actual knowledge as at the date of this Agreement both of:

(a) the fact, matter, event or circumstance which is the subject matter of the Claim; and

(b) that such fact, matter, event or circumstance was reasonably likely to result in an ability to make a Claim.

7. Contingent Liabilities

7.1 The Seller shall not be liable in respect of any liability which is contingent or otherwise not capable of being quantified in relation to any Claim (other than a Tax Covenant Claim, Contractor Tax Indemnity Claim, Seller Guarantor Tax Indemnity Claim or Reorganisation Indemnity Claim) unless and until such contingent or unquantifiable liability becomes an actual and quantifiable liability and is due and payable. This is without prejudice to the right of the Buyer to give notice of the relevant Claim (other than a Tax Covenant Claim, Contractor Tax Indemnity Claim, Seller Guarantor Tax Indemnity Claim or Reorganisation Indemnity Claim) to the Seller notwithstanding the fact that the liability may not have become an actual and quantifiable liability. The fact that the liability may not have become an actual and quantifiable liability within the time limits provided in paragraph 2 shall not exonerate the Seller in respect of any Claim properly notified within such time limits.

8. Completion ACCOUNTS

The Seller shall not be liable in respect of any Claim (other than a Tax Claim (as to which the provisions in Schedule 6 shall instead apply)) to the extent of the amount of an allowance, provision or reserve in respect of the fact, matter, event or circumstance giving rise to such Claim has been specifically made in the Completion Accounts or, in the case of an Indemnity Claim, to the extent that the liability in question was either verifiably taken into account and reflected in computing Cash, Third Party Debt or Working Capital or has been paid or discharged and such payment or discharge is reflected in the Completion Accounts.

9. Financial Benefit

In calculating the liability of the Seller or the Seller Guarantor in respect of any Claim there shall be taken into account any net quantifiable financial benefit to any member of the Buyer Group as a result of the matter giving rise to such Claim or the Claim itself, including the amount by which any Taxation for which any member of the Buyer Group is accountable or liable to be assessed is actually reduced or extinguished as a result thereof in the same accounting period (or the accounting period following the same accounting period) in which the relevant matter giving rise to such Claim occurred , in each case without double counting (including in respect of the provisions of Clause 27.4).

10. ALTERNATIVE RECOVERY

The Seller shall not be liable in respect of any Claim (other than a Tax Claim (as to which the provisions in Schedule 6 shall instead apply)) to the extent of the amount of the Loss to which the Claim relates has otherwise been made good or has otherwise been compensated for in full without loss to any member of the Buyer Group.

11. SUBSEQUENT RECOVERY

If the Seller pays the Buyer any amount in respect of a Claim (the amount of such payment, to the extent it does not comprise interest on late payment, being the “Damages Sum”) and the Buyer or any member of the Buyer Group subsequently becomes entitled to recover from any person other than the Seller a sum which is referable to that Claim (including any by way of discount, relief or credit, and including under the W&I Policy), the Buyer shall give prompt notice to the Seller, and shall procure that any relevant member of the Buyer Group shall, use reasonable endeavours to seek recovery from such third party. If:

(a) any member of the Buyer Group subsequently recovers from any person other than the Seller or an Affiliate of the Seller a sum which is referable to that Claim and would not have been received but for the matter or circumstance giving rise to the relevant Claim (the “Third Party Sum”);

(b) the receipt of the Third Party Sum was not taken into account in calculating the Damages Sum; and

(c) the aggregate of the Third Party Sum and the Damages Sum exceeds the amount required to compensate the Buyer or relevant member of the Buyer Group (as the case may be) in full (such excess being the “Excess”), the Buyer shall promptly repay to the Seller an amount equal to the lower of: (i) the Excess; and (ii) the Damages Sum, in each case after the deduction of the properly incurred costs of the Buyer and each member of the Buyer Group in seeking to obtain such recovery and any Tax payable on such recovery or on receipt of the Damages Sum (or, in each case, any Tax that would be payable but for the availability of a Relief).

12. NO DUPLICATION OF RECOVERY

12.1 The Buyer shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same amount of Loss, regardless of whether more than one Claim arises in respect of it, and for this purpose recovery by the Buyer or (following Completion) any Group Company shall be deemed to be a recovery by each of them.

12.2 In the event that the Buyer is entitled to claim under the Tax Covenant, under the Warranties or under the Indemnities in respect of the same liability, the Buyer may claim under either, two or all three of them but payments under any of them shall pro tanto satisfy and discharge any claim which is capable of being made under either of the other of them in respect of the same liability.

13. VOLUNTARY ACTS/FUTURE CHANGES

The Seller shall not be liable in respect of any Claim (other than a Tax Claim, as to which the provisions in Schedule 6 shall instead apply) if and to the extent that the Claim would not have arisen but for, or is increased or not reduced as a result of:

(a) any act or omission of the Seller or an Affiliate of the Seller or any Group Company prior to Completion taken at the written request of or with the prior written consent of the Buyer; or

(b) any alteration to or enactment (other than a re-enactment) of any statute, statutory instrument or other legislative act or other change of Law (including any decision of any court or tribunal) or any practice of any Authority (including the withdrawal of any extra-statutory concession of a Tax Authority) or any increase in the rates of Tax, in each case which takes effect after Completion (whether relating to Taxation, rates of Taxation or otherwise).

(c) (in the case of a Contractor Indemnity Claim) any change after Completion of accounting policy, method or basis of a Group Company, except where such change is necessary so as to ensure compliance with Law or generally accepted accounting principles where a Group Company was prior to, or on, Completion not so compliant;

(d) (in the case of a Contractor Indemnity Claim or a Reorganisation Indemnity Claim) to the extent that the liability in question would not have arisen but for an act or omission of any member of the Buyer Group or, after Completion, a Group Company which could reasonably have been avoided and of which the Buyer was aware or ought reasonably to have been aware would give rise to, or increase, the relevant liability (in the case of a Claim under the Reorganisation Indemnity including, for the avoidance of doubt, any costs incurred in undertaking any audit or review of the Reorganisation that might be undertaken by any member of the Buyer Group, other than any audit or review undertaken in connection with any claim, assessment, demand, notice, return, letter, determination or other document issued or action taken in each case by any Tax Authority), other than an act which:

(i) is in the ordinary course of business as carried on at Completion by the relevant Group Company;

(ii) is carried out pursuant to any obligation imposed by any Law which was enacted or promulgated on or before Completion;

(iii) is carried out at the written request or with the written consent of the Seller or an Affiliate of the Seller;

(iv) is carried out pursuant to any legally binding obligation of any Group Company created or incurred prior to Completion; or

(v) forms part of the Transaction or is reasonably necessary to implement the Transaction (which, for the avoidance of doubt, shall include all payments in connection with LTIP Awards and the Top-Up Bonus Amounts referred to in this Agreement, and the performance of the Consultancy Agreement).

14. CONDUCT OF THIRD PARTY CLAIMS

14.1 In respect of any fact, matter, event or circumstance which any member of the Buyer Group becomes aware of, which is reasonably likely to result in a claim against any of them (a “Third Party Claim”) and which, in turn, is reasonably likely to result in a Claim (other than a Fundamental Warranty Claim or a Claim in respect of which the Seller’s potential liability is limited to USD 1 pursuant to paragraph 1.1), the Buyer shall:

(a) as soon as reasonably practicable give written notice of the Third Party Claim to the Seller specifying in reasonable detail the material aspects of the Third Party Claim (provided that any failure to do so shall not prejudice the Buyer’s Claim except to the extent the amount of the Claim is increased by the delay);

(b) keep the Seller reasonably informed of the progress of the Third Party Claim;

(c) provide the Seller upon request (and at the Seller’s cost and expense) with copies of all material correspondence or other documents relating to the Third Party Claim requested by the Seller, subject always to legal professional privilege and any confidentiality obligations that are binding on any member of the Buyer Group;

(d) use reasonable endeavours to consult with the Seller regarding the conduct of the Third Party Claim; and

(e) not cease to defend the Third Party Claim or make any admission of liability or any agreement or compromise in relation to the Third Party Claim without prior consultation with the Seller.

14.2 Notwithstanding paragraph 14.1, in the case of a Third Party Claim which is reasonably likely to result in a Contractor Indemnity Claim, the Buyer shall, and shall procure that the relevant Group Company shall:

(a) take such action (at the Seller’s cost and expense) as the Seller may reasonably request by written notice to the Buyer to dispute, resist, appeal or compromise the matter giving rise to the Third Party Claim; and

(b) give the Seller or its agents all such assistance, (at the Seller’s cost and expense) as may reasonably be required in relation to the Third Party Claim, including (without limitation) providing reasonable access to relevant personnel, books, accounts and records of the relevant Group Company and providing copies of relevant correspondence and documentation (in each case subject always to legal professional privilege and any confidentiality obligations that are binding on any member of the Buyer Group); and

(c) not make any admission to any Tax Authority in relation to any matter which could give rise to a Contractor Indemnity Claim, or compromise, dispose of or settle the matter giving rise to such a Claim, without the prior written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed, provided that nothing in this paragraph 14.2 shall oblige the Buyer or relevant Group Company to take any action which it reasonably considers is likely to: (i) materially prejudice the business or financial interests of the Buyer, Group Company or other member of the Buyer Group; or (ii) materially adversely affect its future liability to Tax.

15. DUTY TO MITIGATE

Nothing in this Agreement shall relieve or abrogate any party of the common law rules of mitigation in respect of its loss.

16. SELLER ACCESS

In the event of an actual or potential Claim, the Buyer shall, subject to the Seller giving such undertakings as to confidentiality as the Buyer may reasonably require, procure that the Seller and its Representatives are provided, upon reasonable notice and during Working Hours, access to such information, records, premises and personnel of the relevant Group Companies as they may reasonably require (but excluding anything which is subject to legal privilege) to investigate, avoid, remedy, dispute, resist, appeal, compromise or contest such Claim.

17. Exclusion of Limitations

Nothing in this Schedule 5 shall have the effect of limiting or restricting liability of the Seller or the Seller Guarantor in respect of a Claim: (a) if it is (or the delay in the discovery of which is) the consequence of fraud or wilful misconduct by the Seller, an Affiliate of the Seller or any of their respective present or former directors, officers, employees, consultants, agents or advisers; or (b) that is a Seller Guarantor Indemnity Claim pursuant to paragraph 1.1(b) of Schedule 12.

Schedule 6

TAX COVENANT

1. Interpretation

1.1 In this Schedule:

“Accounts Relief” means any Relief which has either been shown, treated, or otherwise taken into account as an asset in the Completion Accounts;

“Actual Tax Liability” means a liability of any Group Company to make or suffer an actual payment (or increased payment) of Tax, or in respect of Tax;

“Buyer’s Relief” means:

(a) any Accounts Relief;

(b) any Relief that arises as a consequence of, by reference to, or in connection with any Event occurring, or period (or part of any period) falling, after Completion, or in respect of or by reference to any Income, Profits or Gains earned, accrued or received on or after Completion; and

(c) any Relief arising to any member of the Buyer Group (other than any Group Company) at any time;

“Deemed Tax Liability” means:

(a) the application, use or set off against Income, Profits or Gains of a Buyer’s Relief in circumstances where, but for such application, use or set off, the relevant Group Company would have had an Actual Tax Liability in respect of which the Buyer would have been entitled to make a claim under this Schedule 6 (disregarding the financial limitations in Schedule 5), in which case the amount of the Deemed Tax Liability shall be the amount of such claim (disregarding the financial limitations in Schedule 5); and

(b) the loss of any Accounts Relief, in which case the amount of the Deemed Tax Liability shall be the Ownership Percentage of the amount of Tax which would have been saved by a Group Company (on the assumption that there are sufficient profits or Tax liabilities against which to set the Relief and on the basis of the rates of Tax taken into account for the purpose of reflecting the Accounts Relief in the Completion Accounts), if that Accounts Relief had not been lost or, where the relevant Accounts Relief is a prepayment of Tax or a right to a repayment of Tax, the amount of the prepayment or repayment;

“Event” means every event, act, omission, default, occurrence, circumstance, transaction, dealing or arrangement of any kind whatsoever (including, without limitation, Completion) and reference to an Event occurring on or before a particular date shall include Events which for Tax purposes are deemed to have, or are treated as having, occurred on or before that date;

“Income, Profits or Gains” means income, profits, gains or any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed and:

(a) references to Income, Profits or Gains earned, accrued or received on or before a particular date shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received on or before that date; and

(b) references to Income, Profits or Gains earned, accrued or received by any person shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received by such person;

“Ownership Percentage” means: (a) in the case of the Company, 100%; and (b) in the case of each other Group Company, the percentage of shares or other securities held by the Company, directly or indirectly and including via any nominee or trust arrangement, in the relevant Group Company at the time at which the relevant claim is made;

“Seller Connected Person” means the Seller and those persons or companies (other than the Group Companies) which may be treated for any Tax purpose as being, or as having at any time been, either a member of the same group of companies as the Seller or otherwise connected or associated with the Seller;

“Straddle Period” means an accounting period or other Tax reporting period that begins before the Completion Date and ends after the Completion Date; and

“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability.

1.2 Unless otherwise specified, references to paragraphs are to paragraphs of this Schedule 6.

1.3 For the purpose of this Schedule 6 and in particular computing any Tax Liability or Relief and for determining whether and to what extent a Tax Liability or a Relief relates to a pre- or post-Completion period, any Taxes of a Group Company with respect to any Straddle Period shall be apportioned between the portion of such period up to and including the Completion Date and the portion of such period that begins after the Completion Date, on the basis that an accounting period or other Tax reporting period is deemed to have ended as of the close of business on the Completion Date.

1.4 For the purpose of this Schedule 6, the phrase “to the extent that” shall mean “to the extent that (but only insofar as)” so that if, for example, a provision was included in respect of a particular Tax Liability in the Completion Accounts, but the actual amount of that Tax Liability is greater than the provision, paragraph 3.1(a) would only exclude coverage under the covenants in paragraph 2 in respect of the amount actually provided for (and not the excess).

1.5 For the purpose of this Schedule 6, references to the loss of a Relief or a right to any payment or other consideration include the loss, nullification, cancellation, clawback, modification, counteraction, disallowance, non-availability, non-existence or reduction in amount of a Relief or right to any payment or other consideration after Completion.

1.6 For the purposes of this Schedule 6, a liability of any Group Company to make or suffer an actual payment (or increased payment) in respect of Tax to any employer of record of any director, officer, employee, agent, consultant or adviser of any Group Company shall be treated as an Actual Tax Liability of the relevant Group Company having such liability.

2. Covenant to Pay

2.1 Subject to the provisions of paragraph 3, the Seller hereby covenants with the Buyer to pay to the Buyer an amount equal to:

(a) the Ownership Percentage of any Actual Tax Liability arising:

(i) as a consequence of, or by reference to, any Event which occurs on or before Completion (including Completion itself);

(ii) in respect of or by reference to any Income, Profits or Gains earned, accrued or received on or before Completion; or

(b) any Deemed Tax Liability;

(c) the Ownership Percentage of any Actual Tax Liability of a Group Company or any member of the Buyer Group (in which case the Ownership Percentage of such Actual Tax Liability shall be 100%) which is a primary liability to Tax of a Seller Connected Person (other than a Group Company) and which is payable by a Group Company or such member of the Buyer Group by reason of (i) the Seller Connected Person failing to discharge such Tax Liability; and (ii) a Group Company being at any time before Completion a member of the same group as such Seller Connected Person or otherwise connected with or related to such other person for any Tax purpose;

(d) any liability for or in respect of inheritance tax which:

(i) is a liability of a Group Company and arises as a result of a transfer of value occurring or being deemed to occur on or before Completion (whether or not in conjunction with the death of any person whenever occurring) which increased or decreased the value of the estate of a Group Company;

(ii) arises on or before Completion and gives rise to a charge on any of the shares in or assets of a Group Company or gives rise to a power to sell, mortgage or charge any of the shares in or assets of a Group Company; or

(iii) arises after Completion and gives rise to a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares in or assets of a Group Company as a result of the death of any person within seven years after a transfer of value which occurred before Completion;

(e) the Ownership Percentage of any liability of a Group Company or a member of the Buyer Group (in which case the Ownership Percentage of such Actual Tax Liability shall be 100%) for or in respect of employment taxes, apprenticeship levies or social security contributions, whether arising before, on or after Completion:

(i) in respect of or by reference to the exercise, release, or cancellation of any option granted before Completion (other than an option granted by the Buyer or a member of the Buyer Group);

(ii) in respect of or by reference to any chargeable event (as defined in section 427 ITEPA 2003) (or other Event) in relation to any employment-related securities (as defined for the purposes of Part 7 of ITEPA 2003 or its equivalent in any other jurisdiction) where the acquisition of the security occurred on or before Completion and the relevant employer (for the purposes of Part 7 of ITEPA 2003 or its equivalent in any other jurisdiction) is a Group Company;

(iii) as a result of the Seller or any Seller Connected Person making a payment after Completion; or

(iv) as a result of the payment of the Consideration (or any part of it), or the sale of the Shares pursuant to this Agreement, or the failure or delay by the Seller to reimburse any amount in respect of income tax arising on any part of the Consideration; and

(f) the Ownership Percentage of all costs and expenses incurred or payable by any Group Company or by the Buyer or another member of the Buyer Group (in which case the Ownership Percentage of such costs and expenses shall be 100%) in connection with:

(i) any liability of the kind referred to in the preceding subparagraphs of this paragraph 2.1; or

(ii) successfully taking or defending any action against the Seller under this Schedule 6.

3. Limitations and Exclusions

3.1 The Seller shall not be liable under paragraph 2.1 or for breach of the Tax Warranties in respect of a liability of a Group Company (treating the relevant loss giving rise to a claim for a breach of a Tax Warranty as if, for the purposes of this paragraph 3, it was a liability):

(a) to the extent that specific provision or reserve (other than a provision or reserve for deferred Tax) was made in the Completion Accounts in respect of the liability in question, or the liability in question has been paid or discharged and such payment or discharge is reflected in the Completion Accounts;

(b) to the extent that the liability in question arises, or is increased as a result of a change in legislation or a change in the published practice of any Tax Authority or an increase in the rates of Tax, in each case taking effect after the Completion Date (other than a change targeted specifically at countering a tax avoidance scheme);

(c) to the extent that the liability in question would not have arisen but for a voluntary act of the Buyer or a Group Company after Completion which could reasonably have been avoided and of which the Buyer was aware or ought reasonably to have been aware would give rise to the relevant liability, and other than an act which:

(i) is the use of a Buyer’s Relief giving rise to the relevant liability;

(ii) is in the ordinary course of business as carried on by the relevant Group Company;

(iii) is carried out pursuant to any obligation imposed by any law, regulation or requirement having the force of law which was enacted or promulgated on or before Completion; or

(iv) is carried out at the written request or with the written consent of the Seller or an Affiliate of the Seller;

(v) is carried out pursuant to any legally binding obligation of any Group Company created or incurred prior to Completion;

(d) to the extent that the liability in question would not have arisen but for any change after Completion of accounting policy, method or basis of a Group Company, except where such change is necessary so as to ensure compliance with law or generally accepted accounting principles where a Group Company was prior to, or on, Completion not so compliant;

(e) to the extent that a Relief (other than a Buyer’s Relief) is available at no cost or loss to the Group Company or the Buyer Group to set against or otherwise mitigate the liability in question;

(f) to the extent that the liability in question comprises an LTIP Employer Payroll Tax Amount or LTIP Employee Payroll Tax Amount, Top Up Bonus Employee Payroll Tax Amount or Top Up Bonus Employer Payroll Tax Amount which has been taken account under Clause 4 or Schedule 10 of this Agreement or which is reflected in an Initial LTIP Employer Payroll Tax Amount or an Initial LTIP Employee Payroll Tax Amount; or

(g) to the extent that the liability in question has been recovered from a person (excluding any Group Company, the Buyer or any other member of the Buyer Group) without cost or loss to any Group Company or the Buyer Group.

4. Timing and Payment of Claims

4.1 Payments by the Seller of any liability under this Schedule 6 must be made in cleared and immediately available funds on the days specified in paragraph 4.2.

4.2 The days referred to in paragraph 4.1 are as follows:

(a) in the case of an Actual Tax Liability, the day which is the later of five Business Days after demand is made for payment by or on behalf of the Buyer, and 15 Business Days before the date on which that Tax becomes due and payable to the relevant Tax Authority;

(b) in the case of a Deemed Tax Liability, the later of five Business Days after demand is made for payment by or on behalf of the Buyer, and ten Business Days before the date on which the Tax which would have been payable but for the use or set-off of the relevant Buyer’s Relief would otherwise have been due and payable to the relevant Tax Authority; and

(c) in any other case, five Business Days after the date on which demand is made for payment by or on behalf of the Buyer.

4.3 For the purposes of this paragraph 4, references to the day on which an amount of Tax becomes due and payable to the relevant Tax Authority will be the last day on which such Tax or payment in respect of Tax may by law be paid without incurring a penalty or liability for interest in respect thereof.

5. Reliefs

5.1 For the avoidance of doubt, no Relief nor any recovery (or right to recover) from another person shall be counted more than once in any party’s favour under the provisions of this Agreement.

Schedule 7

COMPLETION ACCOUNTS

1. PREPARATION of Completion Accounts

1.1 The Seller shall procure that a draft of the Completion Accounts (the “Draft Completion Accounts”) is prepared in accordance with paragraphs 4, 5 and 6 and delivered to the Buyer within 60 Business Days following Completion.

1.2 In order to enable the Seller to prepare the Draft Completion Accounts, the Buyer shall keep up-to-date and grant to the Seller and its advisors and Representatives access, at reasonable times during Working Hours and on reasonable notice, to the books and records of the Group held by the Buyer Group and any other information of the Group held by the Buyer Group which may reasonably be required to enable them to prepare the Draft Completion Accounts. Subject to entry into such confidentiality undertakings as the Buyer may reasonably require, the Seller and its advisors and Representatives shall have the right to take copies of any documents that they reasonably require (at their own cost) and shall have access at reasonable times during Working Hours and on reasonable notice to the relevant personnel of the Group as they reasonably require in order to enable them to prepare the Draft Completion Accounts.

1.3 The Buyer shall notify the Seller whether or not it accepts the Draft Completion Accounts for the purposes of this Agreement within 45 Business Days after receiving it and, if it does not accept it, the items in the Draft Completion Accounts which it disputes and the basis upon which it disputes such items.

1.4 In order to enable the Buyer to review and determine whether or not the Buyer accepts the Draft Completion Accounts, the Seller shall grant to the Buyer and the Buyer’s advisors and Representatives reasonable access, at reasonable times during Working Hours and on reasonable notice, to the books and records of the Group held by the Seller or an Affiliate of the Seller and any other information of the Group held by the Seller or an Affiliate of the Seller which may reasonably be required to enable them to review the Draft Completion Accounts. Subject to entry into such confidentiality undertakings as the Seller may reasonably require, the Buyer and the Buyer’s advisors and Representatives shall have the right to take copies of any documents that they reasonably require (at their own cost) and shall have access at reasonable times during Working Hours and on reasonable notice to the relevant personnel of the Seller or any Affiliate of the Seller as they reasonably require in order to enable them to review the Draft Completion Accounts.

1.5 Where the Buyer is satisfied with the Draft Completion Accounts (either as originally submitted by the Seller or after adjustments agreed between the Seller and the Buyer) or where the Buyer fails to notify the Seller of:

(a) its non-acceptance of the Draft Completion Accounts;

(b) the items which it disputes; or

(c) the basis upon which it disputes such items,

within the 30 Business Day period referred to in paragraph 1.3, then the Draft Completion Accounts (incorporating any agreed adjustments) shall constitute the “Completion Accounts” for the purposes of this Agreement and shall be final and binding on the Seller and the Buyer.

2. APPOINTMENT OF REPORTING ACCOUNTANTS

2.1 Where the Buyer notifies the Seller within the period specified in paragraph 1.3 that it does not accept the Draft Completion Accounts, the Buyer and Seller shall attempt in good faith, to reach agreement in respect of the Draft Completion Accounts and, if they are unable to do so within 10 Business Days following receipt by the Seller of the notice referred to in paragraph 1.3 (the “Dispute Date”), any items which have not been agreed between the Buyer and the Seller (the “Disputed Items”) shall be referred to:

(a) an independent and internationally recognised accounting firm which is able and willing to act and whose identity is agreed upon in writing by the Buyer and the Seller within 10 Business Days of the Dispute Date; or

(b) if such firm is unable or unwilling to act, an independent firm of internationally recognised chartered accountants to be agreed upon by the Seller and the Buyer within five Business Days of a notice by one to the other requiring such agreement; or

(c) failing such agreement, such independent firm of internationally recognised chartered accountants nominated:

(i) by or on behalf of the President for the time being of the Institute of Chartered Accountants in England and Wales (the “ICAEW”), pursuant to a joint application of the Seller and the Buyer under the President’s Nomination Scheme (and the Buyer and the Seller shall cooperate and do all things necessary to promptly make such joint application, including completing and signing all forms, indemnities and any other documentation required to complete the application to the ICAEW) and shall bear equally between them the administration fee or other charges or expenses payable to the ICAEW in connection with such application; or

(ii) if a joint application is not made within five Business Days of a notice by one party to the other requiring a joint application to be made, by the ICC International Centre for ADR in accordance with the Rules for Appointment of Experts and Neutrals of the International Chamber of Commerce (or any other appointing authority of similar repute which accepts unilateral applications to nominate Reporting Accountants) pursuant to an application by either the Buyer or the Seller,

(the “Reporting Accountants”).

2.2 Except for any Disputed Items, the Draft Completion Accounts shall be deemed to have been accepted by the Buyer and shall be final and binding on the parties for the purposes of this Agreement.

2.3 If paragraph 2.1 applies, the Seller and the Buyer shall provide such reasonable cooperation to promptly agree the terms of appointment for the Reporting Accountants, which shall (unless otherwise agreed in writing between the Seller and the Buyer) be on the following basis:

(a) a joint appointment on behalf of both the Buyer on the one hand and the Seller on the other hand;

(b) on the Reporting Accountants’ standard terms and conditions for such an appointment, provided that those terms shall be modified to the extent possible to align with market practice if:

(i) the Reporting Accountants’ cap on liability is materially lower than other internationally recognised firms of chartered accountants’ caps for similar appointments; and/or

(ii) the extent of the Reporting Accountants’ indemnity is materially wider than the indemnity required by other internationally recognised firms of chartered accountants for similar appointments; and

(c) otherwise in accordance with the terms set out in this Schedule 7.

2.4 If the terms of engagement of the Reporting Accountants are not agreed within 10 Business Days following the identity of the Reporting Accountants being determined (or such longer period as the Seller and the Buyer may agree), the terms of appointment may be unilaterally approved by either party, acting reasonably, and the party unilaterally approving the terms shall ensure that the appointment is in accordance with paragraphs 2.3(a) to 2.3(c). Each party agrees that the other party may sign and deliver, on that party’s behalf, any documents including engagement letters, necessary for the appointment of the Reporting Accountants (including where the Reporting Accountant requires both Parties to execute their engagement letter in order to retain independence) pursuant to this paragraph2.4.

2.5 The Parties agree that the Reporting Accountant shall be required to determine fees and expenses, and such fees and expenses shall be borne by the Buyer and Seller based on the inverse of the percentage that the Reporting Accountant’s determination bears to the total amount of Disputed Items as finally submitted to the Reporting Accountant. For example, should the difference between the items in dispute total in amount to USD 1,000 and the Reporting Accountant awards an amount of such difference equal to USD

600 in favour of the Seller, 60% of the costs of its determination would be borne by the Buyer and 40% of the costs of its review would be borne by the Seller.

2.6 If the appointed Reporting Accountants become unwilling or incapable of acting, or do not deliver their determination within the period required under paragraph 3.2(g) or such other longer period as is specified in their engagement letter or agreed in writing between the Buyer and the Seller:

(a) the Buyer and the Seller shall use all reasonable endeavours to agree the identity and terms of appointment of replacement Reporting Accountants in accordance with paragraphs 2.1 to 2.5; and

(b) paragraph 3 shall apply in relation to each and any replacement Reporting Accountants as if they were the first Reporting Accountants appointed.

3. REPORTING ACCOUNTANTS’ DETERMINATION PROCESS

3.1 The Seller and the Buyer shall each grant the Reporting Accountants, if appointed, reasonable access, at reasonable times during Working Hours and on reasonable notice, to the books and records of the Group held by the Seller or its Affiliates (in the case of the Seller) or the Buyer Group (in the case of the Buyer) and any other information of the Group held by the Seller or its Affiliates (in the case of the Seller) or the Buyer Group (in the case of the Buyer) which may reasonably be required to enable them to determine the final Completion Accounts. Subject to entry into such confidentiality undertakings as the Buyer or Seller (as applicable) may reasonably require, the Reporting Accountants shall have the right to take copies of any documents that they reasonably require and shall have access at reasonable times during Working Hours and on reasonable notice to the relevant personnel of the Seller or its Affiliates (in the case of the Seller) or the Buyer Group (in the case of the Buyer) as they reasonably require in order to enable them to determine the final Completion Accounts.

3.2 Except to the extent that the Buyer and the Seller agree in writing otherwise, the Reporting Accountants shall determine their own procedure, subject to the following:

(a) the Buyer, the Seller and/or their respective accountants shall each promptly, (and in any event within 20 Business Days following a relevant appointment) submit a written statement on the matters in dispute (together with relevant supporting documents) to the Reporting Accountants for determination and following confirmation by the Reporting Accountants that statements from the Buyer and Seller have each been received, deliver a copy of such written statement and supporting documents to the other party;

(b) following delivery of their respective submissions, the Buyer and the Seller shall have the opportunity to comment once only (provided that nothing in this sub-paragraph shall prevent the parties from responding to any requests from the Reporting Accountants under paragraph 3.1) on the other party’s submissions by written comment delivered to the Reporting Accountants not later than 15 Business Days after the written statement was first submitted to the Reporting Accountants and following confirmation by the Reporting Accountants that statements from the Buyer and Seller have each been received and copied to the other party pursuant to paragraph 3.2(a);

(c) the Reporting Accountants shall determine only:

(i) whether any of the arguments for an alteration to the Disputed Items in the Draft Completion Accounts put forward in the written statements submitted under paragraph 3.2(a) is correct in whole or in part (unless such matters are agreed between the Buyer and the Seller); and

(ii) if so, what alterations should be made to the Disputed Items in the Draft Completion Accounts in order to correct the relevant inaccuracy in it;

(d) the Reporting Accountants shall apply the policies in paragraphs 5 and 6;

(e) the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction;

(f) the Reporting Accountants shall act as experts (and not as arbitrators) in making their determination and their determination of any matter falling within their jurisdiction shall be final and binding on the Seller and the Buyer save in the event of fraud or manifest error (when the relevant part of their determination shall be void and the matter shall be resubmitted to the Reporting Accountants by either party for correction as soon as reasonably practicable); and

(g) the Reporting Accountants shall make their determination pursuant to paragraph 3.2(f) within 20 Business Days after the expiry of the 15 Business Day period referred to in paragraph 3.2(b) or as soon thereafter as is reasonably possible and such determination shall be in writing and shall be made available for collection by the Seller and the Buyer at the offices of the Reporting Accountants and shall (unless otherwise agreed by the Seller and the Buyer) include reasons for each relevant determination.

3.3 Any determination of the Reporting Accountants under paragraph 3.2(g) above shall be deemed to be incorporated into the Draft Completion Accounts which, as adjusted by the alterations so determined by the Reporting Accountants (if any), shall become the Completion Accounts respectively and be final and binding on the Seller and the Buyer.

3.4 Nothing in this Schedule 7 shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional privilege, or which has been prepared by the other party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument, provided that a party shall not be entitled by reason of this paragraph 3.4 to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

3.5 Each party shall, and shall procure that its accountants and other advisers shall, and shall instruct the Reporting Accountants to, keep all accountants’ working papers or information and documents provided to them pursuant to this Schedule 7 confidential and shall not use them for any purpose, except for disclosure or use in connection with the preparation or review of the Draft Completion Accounts, the proceedings of the Reporting Accountants or any other matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

4. FORM OF COMPLETION ACCOUNTS

The Completion Accounts shall be drawn up in the form set out in Schedule 8.

5. GENERAL POLICIES

The Completion Accounts shall be drawn up in accordance with:

(a) the specific policies, bases, methods, practise and procedures set out in paragraph 6;

(b) to the extent not inconsistent with sub-paragraph (a), using the same accounting practice, treatments, methodologies, categorisations (including in relation to the exercise of accounting discretion and judgement), and policies, that were actually applied and adopted in the Accounts; and

(c) to the extent not inconsistent with sub-paragraphs (a) and (b), in accordance with IFRS in force as at the Accounts Date.

6. SPECIFIC POLICIES

6.1 The Completion Accounts shall be prepared as at the Effective Time.

6.2 The Completion Accounts shall be prepared on a consolidated basis for Group Companies, as if the Effective Time was the end of the financial and tax year, including performance of all normal year-end ‘close the books’ processes and accounting procedures, including (but not limited to) full balance sheet reconciliations and appropriate cut-off procedures.

6.3 The Completion Accounts shall be expressed in USD. Any assets or liabilities in the Completion Accounts denominated in a currency other than USD shall be converted into USD at the Exchange Rate published on the last Business Day for which such rate is published prior to the Effective Time.

6.4 No item shall be excluded from the Completion Accounts solely on the grounds of immateriality.

6.5 To prevent double-counting, no amount shall be treated as constituting more than once in the Completion Accounts.

6.6 The Completion Accounts shall be prepared so as to only take account of events taking place after the Effective Time if they are “adjusting events” (as defined in IAS 10 Events after the Reporting Period) and only having regard to information available to the parties up until the time the Seller delivers the Completion Accounts to the Buyer under Paragraph 1.1, of this Schedule 7 (the “Cut-off Time”) and only where such information provides evidence of conditions existing at the Effective Time.

6.7 The Completion Accounts shall be prepared on the basis that the Group is a going concern.

6.8 The Completion Accounts shall exclude any charge, provision, reserve or write-off in respect of any costs, liabilities or charges to be incurred after Completion as a consequence of:

(a) the change of control of the Group Companies; or

(b) the effects of any post-Completion actions, intentions or obligations of the Buyer or any change in strategy or direction following Completion;

6.9 Any amounts owed between Group Companies shall be reconciled and any unreconciled balances shall be written off, and in each case, shall be excluded from the Completion Accounts.

6.10 No provision shall be made in respect of any realised costs of making good dilapidations and/or wants of repair on or to any of the Properties except to the extent required under IFRS.

6.11 No general accruals or provisions not actually incurred (including but not limited to potential or unquantified tax liabilities) shall be included in the Completion Accounts. Subject to any other Specific Policies, in calculating Working Capital, there shall be no change in the classification: (a) to a current liability of any liability that has not previously been characterised as a current liability in the Accounts except for due to the passage of time; and (b) to a long-term asset of any asset that has not previously been characterised as a long-term asset in the Accounts.

6.12 The Completion Accounts shall exclude provision(s), accrual(s) or reserve(s) in relation to any matter which is the subject of an indemnity in favour of the Buyer under this Agreement or any other Transaction Documents.

6.13 No provision, accrual, or liability shall be included in the Completion Accounts to the extent that the Group Companies have no obligation for payment post-Effective Time. For the avoidance of doubt, any liability as at the Effective Time settled by the Seller and/or its Affiliates post-Effective Time, but prior to the date upon which the Draft Completion Accounts are delivered to the Buyer, shall be excluded from the Completion Accounts.

~~6.14~~ The Completion Accounts shall be prepared so that where an accrual, creditor or provision was made in the Accounts in relation to any matter or series of related matters, no increase in that accrual, creditor or provision shall be made in the Completion Accounts unless and to the extent that since the preparation of the Accounts new facts or circumstances have become known that justify such increase. The passage of time shall not of itself be deemed a change in facts or circumstances.

6.15 The following items shall be classified as Other in the Completion Accounts and therefore not be included within any of Cash, Third Party Debt, or Working Capital:

(a) any contingent liability, except where recognition is required under IFRS in effect as of the Accounts Date and as otherwise specified in the definitions of Cash, Third Party Debt, or Working Capital;

(b) any amount in respect of deferred tax;

(c) any unrealised foreign exchange losses;

(d) the Shareholder Debt Amount;

(e) the LTIP Awards Amount;

(f) the LTIP Employer Payroll Tax Amount;

(g) the Top Up Bonus Amount; and

(h) the Top Up Bonus Employer Payroll Tax Amount.

Schedule 8

FORM OF COMPLETION ACCOUNTS

[Intentionally Omitted]

Schedule 9

PROPERTIES

[Intentionally Omitted]

Schedule 10

EARN-OUT

[Intentionally Omitted]

Schedule 11

Seller and seller guarantor restrictive covenants

[Intentionally Omitted]

Schedule 12

SELLER GUARANTOR INDEMNITY

[Intentionally Omitted]

This Agreement has been entered into on the date stated at the beginning of it.

EXECUTED by

EPOS CAPITAL LTD

a company incorporated in Jersey

acting by ) ……………………………………..

a director, who in accordance with the laws of

that territory, is acting under the authority of

the company

[Signature page to the Share Purchase Agreement]

EXECUTED by

NICHOLAS KISBERG

) ……………………………………..

Signed in _____________

[Signature page to the Share Purchase Agreement]

SIGNED by for and on behalf of LION BIDCO LIMITED	) ) )	………………………………………………………. Director

[Signature page to the Share Purchase Agreement]

SIGNED by for and on behalf of GENIUS SPORTS LIMITED	) ) )	………………………………………………………. Authorised Signatory

[Signature page to the Share Purchase Agreement]

EXECUTED by

ZEAL LTD

a company incorporated in Jersey

acting by ) ……………………………………..

a director, who in accordance with the laws of

that territory, is acting under the authority of

the company

[Signature page to the Share Purchase Agreement]